

CRH

Annual Report 2010

Received SEC
APR 04 2011
Washington, DC 20549

PERFORMANCE AND GROWTH

CRH is a diversified building materials group which manufactures and distributes building material products from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. CRH employs approximately 75,000 people at 3,600 operating locations in 35 countries.

CRH shares are listed on the Irish (ISE) and London (LSE) stock exchanges and on the New York Stock Exchange in the form of American Depositary Receipts (ADRs).

Europe

Top 10 Cement
Regional leadership in aggregates and readymixed concrete
No.1 Concrete products
No.1 Construction accessories
Top 3 Building materials distributor

End-use*

Residential 35%
Non-residential 30%
Infrastructure 35%

New build 55%
Repair, maintenance and improvement 45%

* *Basis annualised EBITDA*

CRH's strategic vision is to be a responsible international leader in building materials delivering superior performance and growth.

An international, regional and national leader

Key Financial Figures 2010

	€ million	
Sales	**17,173**	-1%
EBITDA	**1,615**	-10%
Operating profit (EBIT)	**698**	-27%
Profit before tax	**534**	-27%

	cents	
Basic earnings per share	**61.3**	-31%
Cash earnings per share	**194.6**	-9%
Dividend per share	**62.5**	

	times
Net Debt/EBITDA	**2.2**
EBITDA Interest cover	**6.5**
EBIT Interest cover	**2.8**
Dividend cover	**1.0**

Contents

Key Financial Figures 2010	1
CRH Overview – 2010	2 to 3
Group Strategy	4 to 5
Corporate Social Responsibility	6 to 7
Chairman's Statement	8 to 9
Chief Executive's Review	11 to 13
Finance Review	15 to 17
Group Operations	19
CRH Executive Management Team	20 to 21
Operations Reviews	22 to 33
Board of Directors	34 to 35
Corporate Governance Report	36 to 41
Directors' Report	42 to 44
Report on Directors' Remuneration	45 to 53
Statement of Directors' Responsibilities	54
Independent Auditors' Report	55
Consolidated Financial Statements	56 to 59
Accounting Policies	60 to 66
Notes on Consolidated Financial Statements	67 to 109
Shareholder Information	110 to 111
Management	112 to 113
Principal Subsidiary Undertakings	114 to 120
Principal Joint Venture Undertakings	121
Principal Associated Undertakings	121
Group Financial Summary	122 to 123
Index	124 to 125
Notice of Meeting	126 to 127

Key Financial Figures 2010

	€ million	
Sales	17,173	-1%
EBITDA	1,615	-10%
Operating profit (EBIT)	698	-27%
Profit before tax	534	-27%

	cents	
Basic earnings per share	61.3	-31%
Cash earnings per share	194.6	-9%
Dividend per share	62.5	

	times
Net Debt/EBITDA	2.2
EBITDA Interest cover	6.5
EBIT Interest cover	2.8
Dividend cover	1.0


Received SEC
APR 04 2011
Washington, DC 20549

United States

No. 1 Asphalt
No. 3 Aggregates
Top 5 Readymixed concrete
No. 1 Concrete products
No. 1 Architectural glass
Top 3 Roofing/siding distributor

Developing Economies

No.1 Building materials in Poland
No.1 Cement in northeast China*
No.2 Cement in Andhra Pradesh, India**

* 26% CRH share ** 50% CRH share









* Total Shareholder Return calculated at each period end on an initial €100 investment in 1970. The Group has consistently delivered superior long-term growth in total shareholder return, averaging 16.2% per annum since the Group was formed in 1970.

CRH Overview – 2010

Europe Materials – 26% of Group EBITDA

Europe Materials is a major vertically-integrated producer of primary materials and value-added manufactured products operating in 20 countries. Europe Materials is actively involved in the Group's development efforts in Asia. Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. Major markets are Poland, Finland, Switzerland, Spain, Portugal, Ukraine and Ireland together with India and China in Asia and Turkey in the Mediterranean. In total, Europe Materials employs approximately 11,700 people at over 650 operating locations.

Activities (EBITDA)



Annualised production volumes

- Cement 13.2m tonnes*
- Aggregates 52.2m tonnes
- Asphalt 2.9m tonnes
- Readymixed Concrete 9.7m cubic metres*
- Lime 1.9m tonnes
- Concrete Products 5.3m tonnes

**Excludes CRH share of cement (c.7.2m tonnes) and readymixed concrete (c.0.6m cubic metres) attributable to associates; Uniland in Spain (26.34%), Mashav in Israel (25%) and Yatai Building Materials in China (26%).*

End-use (EBITDA)



Americas Materials – 35% of Group EBITDA

Americas Materials operates in 44 states in the United States. Operations are geographically organised, segmented into East and West sectors, each containing regional business units. It operates integrated aggregates, asphalt and readymixed concrete operations throughout the US with strategically located long-term aggregates reserves. The business is further integrated into asphalt paving services. Americas Materials employs approximately 17,800 people at close to 1,200 operating locations.

Activities (EBITDA)



Annualised production volumes

- Aggregates 107.2m tonnes
- Asphalt 39.0m tonnes
- Readymixed Concrete 5.3m cubic metres

End-use (EBITDA)



Europe Products – 12% of Group EBITDA

Europe Products is organised as three groups of related manufacturing businesses involved in concrete, clay and building products. It operates in 19 European countries with the Netherlands, Belgium, the UK, Germany, France and Switzerland being its major markets. Europe Products seeks leadership positions in the markets and sectors in which it operates and employs approximately 17,800 people at close to 400 operating locations.

Activities (EBITDA)



Annualised production volumes

- Architectural Concrete 5.4m tonnes
- Precast Concrete 6.6m tonnes
- Clay 2.0m tonnes
- Fencing & Security 3.3m lineal metres
- Rooflight & Ventilation 0.8m square metres

End-use (EBITDA)



Americas Products – 10% of Group EBITDA

Americas Products operates primarily in the United States and has a significant presence in Canada. Its sub-divisions Building Products (precast and architectural concrete, concrete accessories, clay, fencing products, packaged lawn and garden products, and packaged concrete mixes) and BuildingEnvelope™ solutions (glass and aluminium glazing systems) all have leading positions in national and regional markets. Americas Products is also a leading producer of clay building products in Argentina and operates glass fabrication businesses in Argentina and Chile. Employees total approximately 15,100 at close to 400 operating locations.

Activities (EBITDA)



Annualised production volumes

- Architectural Concrete 7.6m tonnes
- Precast Concrete 0.8m tonnes
- Pipe & Prestressed Concrete 0.3m tonnes
- Clay 0.8m tonnes
- Glass Fabrication 8.4m square metres glass, Glazing Systems 18.6k tonnes aluminium
- Construction Accessories 26.1k tonnes
- Fencing Products 8.9m lineal metres

End-use (EBITDA)



Europe Distribution – 13% of Group EBITDA

Europe Distribution encompasses professional builders' merchants, sanitary, heating and plumbing distribution (SHAP) and Do-It-Yourself (DIY) stores. This Segment operates in eight European countries with the Netherlands, Belgium, Germany, Austria, France and Switzerland being its major markets. Europe Distribution seeks leadership positions in the markets and sectors in which it operates and employs approximately 10,600 people at close to 750 operating locations.

Activities (EBITDA)



Outlets

- Builders Merchants 501 branches
- DIY 243 stores

End-use (EBITDA)



Americas Distribution – 4% of Group EBITDA

Americas Distribution operates primarily in the United States. Its sub-divisions – Exterior and Interior Products – have leading positions in national and regional markets. Employees total approximately 3,200 at close to 180 operating locations.

Activities (EBITDA)



Outlets

- Exterior Products 131 branches
- Interior Products 45 branches

End-use (EBITDA)



Strong developed-world base; growing presence in developing economies.









Developed economies: Western Europe and North America

Developing economies: Eastern Europe, North Africa, Asia and South America

Group Strategy

CRH strategy is to sustain and grow a geographically diversified business with exposure to all segments of construction demand, enabling CRH to achieve its vision of being a responsible international leader in building materials delivering superior performance and growth.

The Business Model

CRH excels in its business operations, develops its people and builds regional market leadership positions across an actively managed portfolio, while through its federal structure, it levers large company resources with local company entrepreneurship. The portfolio is well balanced across geographies, sector end-uses, and both new and repair, maintenance and improvement (RMI) construction, thus providing exposure to multiple demand drivers which help smooth the effects of varying economic cycles. Through a rigorous approach to capital allocation and a strong focus on cash generation, CRH reinvests in its existing assets and acquires well-run, value-creating businesses while seeking exposure to new development opportunities and creating platforms for future growth. In a fragmented industry, CRH typically acquires small to mid-sized companies which complement the existing network, and this is augmented from time to time with larger deals where we see compelling value. This sustainable business model and overall strategic approach enables CRH to deliver superior performance and growth through the business cycle.

In 2010, CRH employed approximately 75,000 people at 3,600 operating locations in 35 countries worldwide; 17 developed-world economies in Western Europe and North America which together delivered approximately 85% of Group EBITDA; and 18 developing economies in Central and Eastern Europe, the Mediterranean Basin, South America and Asia which together delivered approximately 15% of Group EBITDA.

Developed Economies

In the developed world, CRH's strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service, and to develop these businesses further through bolt-on acquisitions which achieve vertical integration, bolster our strong long-term permitted reserves positions and fill out regional and product level positions. In Western Europe and North America, CRH has built a balanced portfolio of businesses which services the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH's diverse business base is uniquely positioned to provide a broad product offering to the construction industry. While our heavyside building materials operations support the Group's exposure to new build construction, the lightside of our product range enables CRH to participate in the growing RMI markets of mature economies.

Developing Economies

In developing economies, CRH's strategy is to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. We identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further downstream into integrated building materials businesses as construction markets become more sophisticated over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today the Group is the leading integrated building materials company in Poland. CRH is now replicating this approach in its new platforms in India and China.

In China, CRH completed its first transaction in February 2007 with the purchase of Harbin Sanling Cement (capacity 0.65 million tonnes) in northeast China. In early 2009 we established a more significant position with the acquisition of a 26% associate shareholding in Yatai Building Materials ('Yatai'), the leading player in China's northeastern provinces (Heilongjiang, Jilin and Liaoning) and a top ten cement supplier in China. Since early 2009 Yatai has increased its cement equivalent production capacity from 14 million tonnes to 26 million tonnes. Yatai continues to have strong ambitions to grow and is a primary consolidator of the cement industry in northeastern China.

In India, CRH entered the market in mid-2008 through a 50% joint venture partnership in My Home Industries Limited (MHIL), a cement producer headquartered in Hyderabad with modern production facilities, strong market positions and excellent reserves in central Andhra Pradesh. Since then, MHIL has increased annual cement production from 3 million tonnes to 4.2 million tonnes through the addition of a new grinding plant to expand its footprint to include the Orissa and West Bengal markets, and has further invested in a captive power plant to ensure security of energy supply.

CRH's investment focus in Asia is driven by the creation of both long and short-term shareholder value. As the Chinese and Indian markets develop, more sophisticated construction markets will emerge and, as has been our experience in Eastern Europe, a wide range of value-added construction products will be required, enabling CRH to roll out a broader range of products across the industry.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is fully embedded as an integral component of CRH's performance and growth strategy. CRH is committed to managing, in an ethical and responsible manner, all aspects of its operations relating to employees, customers, neighbours, local communities, shareholders and other stakeholders.

CSR Strategy

CRH's commitment to CSR is focussed on four specific areas of business. These are: corporate governance, environment & climate change, health & safety and social performance. In each of these areas, CRH has clearly defined Group policies, objectives, implementation programmes, review procedures and reporting mechanisms.

CRH's positive commitment to CSR is one of its defining characteristics. In 2010, further progress was made in all areas of activity on the CSR agenda as CRH sought to meet the ever-increasing expectations of its stakeholders. CRH believes that meeting these expectations is positive for its business and enhances its strong corporate performance.

Corporate Governance

CRH is committed to the highest standards of corporate governance and its performance in this area is very highly rated by leading Socially Responsible Investment (SRI) agencies. At Board level CRH complies fully with the requirements of IFRS reporting as well as those of the Combined Code on Corporate Governance and also with the provisions of the Sarbanes-Oxley Act in so far as they apply to CRH. CRH has implemented a Code of Business Conduct throughout its operations. A detailed review of corporate governance is provided on pages 36 to 41 of this Report.

Environment and Climate Change

The Group Environmental Policy is implemented across all activities and environmental performance is reviewed annually by the Board. CRH continues, through ongoing systematic plant and system upgrading, to make progress in increasing energy efficiency, reducing waste, optimising water usage and recycling secondary materials and fuels. Restoration of worked-out pits and quarries is progressing where relevant and biodiversity is actively encouraged across the Group with many sites achieving public recognition in this regard.

As part of its CSR commitments, CRH has been actively addressing climate change through research and through developing pragmatic solutions including significant investments in modern energy-efficient technologies in its cement, lime and clay brick plants. The production of lower carbon cements is now a priority. Furthermore, climate change is a driving force in many activities, as a substantial proportion of CRH's product portfolio is ideally suited to assist in the implementation of strategies for adaptation to climate change. The Group is well on target to meet its commitment to reduce specific cement plant carbon emissions by 15% on 1990 levels by 2015.

Health & Safety

The health and safety of employees and contractors working for the Group is a priority for the Board and for management at all levels of the organisation. The implementation of Best Practice in safety management is actively promoted and implemented across the Group and the accident frequency rate continues to improve year on year. CRH continues to commit significant resources to improving health & safety at all its locations.

There were six fatalities (two employees and four contractors) in Group subsidiary companies during 2010. Each fatality is a tragedy, not only for the immediate family, but also for the broader CRH community. CRH continued in 2010 to implement its Group-wide strategic plan aimed at the elimination of fatalities from operations.

Social and Community

CRH's objective is to remain the employer of choice for all employees and the Group provides significant employment at 3,600 operating locations worldwide. CRH believes that continued business success is rooted in good employee, customer, supplier and neighbour relations and that this is particularly true in a decentralised organisation, where management responsibility is delegated as far as possible to the local level.

CRH actively supports social and community activities local to operations. In addition, plant open days provide opportunities for neighbours to see at first hand the sustainable nature of CRH production processes and products.

Communications

CRH maintains an open-door policy on communications with key stakeholder groups. At Group level, CRH discusses its CSR performance with the investment community, SRI rating agencies and other interested parties. At company and plant level, CRH is in regular dialogue with local communities and regulatory agencies, underlining its commitment to operate as a good neighbour.

Full details of CRH's corporate social responsibility performance are published in separate annual CSR Reports, which are available for download from www.crh.com. CRH continues to ensure full independent verification of its CSR reporting to the Global Reporting Initiative (GRI) A+ level. The verified 2010 CRH CSR Report will be available by mid-2011.

External Endorsements

CRH has maintained its distinguished record of being ranked among sector leaders by leading SRI rating agencies. CRH continues as a constituent member of several sustainability indexes including the Dow Jones World and STOXX Sustainability Indexes and the FTSE4Good Index.





FTSE4Good



Left: CRH places great emphasis on mobile plant safety. Pictured here are some of the 70 drivers, safety officers and managers in Finland, at the launch of their transport safety campaign which ran from November 2010 to January 2011, focussing on the prevention of onsite and offsite transport accidents.



Above: In the US, Oldcastle Materials has pioneered the use of warm mix asphalt (WMA) which requires 15-30% less energy than traditional asphalt. Shown here is the first use of WMA in the state of South Dakota, laid by CRH subsidiary Hills Materials, at a residential neighbourhood in Rapid City. With over 100 WMA plants, CRH/Oldcastle produces circa 5 million tonnes per year.



Left: CRH/Oldcastle in the US supports Habitat for Humanity in its mission to provide affordable housing. In 2010, Oldcastle sponsored a Habitat home-build in Atlanta, Georgia. Pictured with the homeowner are a number of the employee volunteers who assisted in the project over a seven-week period. Oldcastle also donated building materials for the project.

Chairman's Statement



Global economic activity in 2010 continued to be severely impacted by the dislocation in financial markets in 2008 and 2009. Group profit before tax amounted to €534 million and earnings per share to 61.3c after restructuring and impairment costs. The profit and earnings outturns represent declines of 27% and 31% compared with the 2009 outturn of €732 million and 88.3c respectively.

Details of the challenges faced by the Group during 2010 and of the performances of the separate business segments are given in the Chief Executive's Review and in the Finance and Operations Reviews which follow.

Dividend

In August 2010, the Board decided to maintain the interim dividend at 18.5c, based on the solidity of the Group's balance sheet and anticipated strong second-half cash inflows. With full-year operating cash inflow before dividends of close to €1.1 billion and taking into account the 2010 profit and development outturns, as well as the current economic and trading outlook, the Board has decided to pay a final dividend of 44.0c per share, thus maintaining the full year dividend at 62.5c.

Development Activity

Total acquisition spend for 2010 was €0.57 billion (2009: €0.46 billion), which included 28 traditional bolt-on acquisitions. First half expenditure included 13 acquisitions across the Materials segments of our businesses in Europe and the United States, and a further investment in northeastern China as our associate, Yatai Building Materials, continued to expand its business there. The second half of the year saw a step up in the pace of development activity with expenditure of €0.41 billion, which substantially expanded our presence in the attractive German distribution market as well as building on our existing materials operations in Switzerland and the United States.

Portfolio Review

During 2010, the ongoing re-evaluation of the Group's portfolio led to agreements to dispose of a number of businesses where we did not see potential for CRH to gain market leadership positions. The disposal of Ivy Steel in the United States was completed prior to year-end. We also reached agreement in late 2010 for the disposal of substantially all of our European Insulation operations, and it is expected that this will be fully completed by end-March 2011. Proceeds from these disposals provide additional funds for core developments.

Financing Expansion

Maintaining a balanced debt maturity profile is a key element of CRH's approach to managing financial risk. In November, the Group raised US$750 million through 5 and 10 year bond issues in the capital markets in the United States with the proceeds used to repurchase some shorter-dated US$ bonds. With year-end net debt of €3.5 billion, and an attractively balanced maturity profile, CRH is well positioned to take advantage of acquisition opportunities that enhance the Group's strategic positioning and meet our investment return criteria.

Corporate Governance

The Board is responsible for the continuing success of the Group, which has consistently delivered superior long-term growth in terms of total shareholder return with compound annual growth of 16.2% since the formation of the Group in 1970.

The Board and management of CRH are committed to achieving the highest standards of corporate governance and ethical business conduct and are satisfied that appropriate risk management and internal control systems are in place throughout the Group. The area of risk management has become a major point of focus in recent times in the context of a recessionary environment and high profile failures of risk systems in global organisations. The Board has delegated responsibility for the monitoring of risk management and internal controls to the Audit Committee. In addition, management has

undertaken a significant review of the Group's risk management framework to ensure that the systems in place are appropriate and reflect the organisation structure and diversity of the Group.

A report on CRH's key governance principles and practices is provided on pages 36 to 41. This report sets out in detail how the Board operates and leads the Company. It also outlines how the principles and provisions of various corporate governance codes that apply to the Company are implemented. As Chairman, I am satisfied that the Board operates effectively. Board meetings are characterised by open debate and positive interaction between executive and non-executive Directors. The internal mechanisms in place to evaluate Board performance, which are outlined in detail in the Corporate Governance Report, provide a robust means to verify this each year. The Board has decided, on the recommendation of the Nomination & Corporate Governance Committee, to enhance the internal review methodology through the appointment of an external service provider to facilitate the Board evaluation process every three years. The first externally facilitated evaluation will be undertaken in 2012.

Board and Senior Management

Joyce O'Connor will retire from the Board at the conclusion of the Annual General Meeting on 4 May 2011. Joyce has been a non-executive Director since 2004 and has made a very significant contribution to the effectiveness of the Board. I wish to thank her for her valued advice and commitment to the interests of shareholders.

Glenn Culpepper resigned from his position as Group Finance Director in May 2010 for personal reasons and was succeeded by Maeve Carton as Group Finance Director and member of the Board of Directors. Maeve previously held a number of senior positions in the Group Finance area and brings significant and comprehensive experience over an extended period to her current role.

The individual members of the CRH Board have the skills, knowledge and experience, including international experience, to lead the Company, as can be seen from their biographies on page 34. The Board fully utilises the skills and background of the Directors on its Committees. As set out in the Corporate Governance Report, there is an ongoing process of planned Board renewal and refreshment. The Nomination & Corporate Governance Committee assists the Board in this area and keeps the collective strength of the Board under continual review.

From 2011, the Board has decided that all Directors will retire from the Board at each Annual General Meeting and, where relevant, seek re-election at the Annual General Meeting. This is not legally required and is not required by the Company's Articles of Association. It is, however, in line with emerging best practice in relation to the re-election of Directors. I have conducted a formal evaluation of the performance of all Directors and I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. The evaluation process covers the training and development needs of individual Directors, where appropriate. Notwithstanding Liam O'Mahony's former service as an executive, the Board considers him to be independent. In forming this view, the Board has reviewed his performance as a non-executive Director since January 2009. Based on this review, the Board is satisfied that Liam's ability to exercise independent judgement, and to act in the best interests of the Group, is in no way compromised by his former service as an executive. I strongly recommend that each of the Directors going forward be re-elected at the Annual General Meeting on 4 May 2011.

Management and Staff

The performance of CRH during 2010, particularly in relation to cost reduction, cash generation and decisiveness in reacting to declines in demand demonstrated once again a level of operational excellence which is a hallmark of the strength, depth and resilience of our management and staff. I thank Myles Lee and all CRH employees for their contribution and commitment to the success of the Group.

Communications with Shareholders

The Directors attach great importance to the Group's reputation for clear and transparent communication with shareholders. However, our sector has faced poor visibility on trading conditions through 2009 and 2010 and, as a consequence, management's ability to accurately predict trends suffered. During 2010, this was reflected in our guidance for second-half trading, issued in early July, being uncharacteristically off-target and requiring a revision with the release of our interim results in late August. Management explained the reasons for the revision to investors at that time and I am pleased to note that the actual full-year outturn was in line with this revised guidance.

In November 2010, the Group organised investor days in London and New York. These events provided a welcome opportunity to engage with investors outside of the normal results announcement process and gave an extensive insight into the strategy of CRH and how that strategy is being delivered throughout our operations. I was pleased to attend the meetings and was impressed by the level of interest shown in CRH by the attendees in both locations. Videos of the presentations made by management during the investor days and the question and answer sessions are available on the CRH website, www.crh.com.

Conclusion

Management's views on the outlook for 2011 are set out in the Chief Executive's Review and the various Operations Reviews. The overall trading outlook for 2011 remains extremely challenging given forecasts in relation to the pace of recovery from the global recession and the lag effect for recovery in construction markets. Against the background of this environment, our attention and efforts will again be focussed resolutely on ensuring that our businesses are well positioned, through excellence in operational management, to deal with whatever trading circumstances may present themselves. In the medium to longer term as economic growth returns, the Group is well positioned to benefit from the efforts made by management over recent years.

Kieran McGowan
28 February 2011



Allied Building Products, Fort Pierce, Florida, delivers asphalt shingles directly to a roof in Port St. Lucie. As job site safety and protection is our top priority our operators all wear appropriate fall protection, helmets and high visibility gear. The property is protected by displacing the truck's weight with the use of plywood.

Chief Executive's Review



Following the sharp declines experienced in 2009, market conditions remained difficult in 2010, not helped by severe weather conditions across northern Europe and North America at the beginning and again at the end of the year. Overall the Group experienced a full-year decline in like-for-like revenue of 7% following like-for-like declines of 19% and 6% in 2009 and 2008 respectively; a cumulative decline of approximately 30% over the three-year period.

Key Aspects of 2010 Results

- EBITDA of €1,615 million representing a decline of 10% compared with €1,803 million in 2009. EBITDA is stated after charging costs of €100 million (2009: €205 million) associated with the Group's ongoing restructuring initiatives.
- Depreciation and amortisation costs of €917 million (2009: €848 million) which include impairment charges of €102 million (2009: €41 million) relating to subsidiaries and joint ventures. In addition, impairment charges of €22 million relating to associates are included in the Group's reported €28 million share of associates' profit after tax, bringing total impairment charges to €124 million.
- Operating profit down 27% to €698 million (2009: €955 million) after restructuring and impairment charges of €202 million (2009: €246 million). Profit before taxation and impairment charges declined 15% to €658 million (2009: €773 million). After impairment charges, profit before tax of €534 million (2009: €732 million) showed a decline of 27% on 2009.
- Earnings per share down 31% to 61.3c (2009: 88.3c).
- Dividend per share maintained at 62.5c.
- Operating cash flow, after dividends and before scrip dividend-related share issues, of close to €0.7 billion. While this was below the exceptional €1.2 billion level of 2009, which had been generated by significant working capital inflows associated with the very severe 2009 like-for-like revenue decline, it exceeded 2008 levels.
- Year-end net debt of €3.5 billion was lower than 2009 (€3.7 billion) despite expenditure of approximately €1.0 billion on acquisitions and capital expenditure during the year.
- CRH continues to have one of the strongest balance sheets in its sector with year-end net debt to EBITDA of 2.2 times and 2010 EBITDA/net interest ratio of 6.5 times.

My thanks to all the CRH team members across the Group for their continuing commitment and dedication to operational and commercial excellence in a very difficult trading environment.

2010 Operations

Trading in the first half of 2010 was especially difficult with weather conditions in the early months even more severe than in the weather-affected first quarter of 2009. Reported sales revenues for the first half declined by 8% (10% excluding acquisition and exchange translation effects), EBITDA fell 20% and operating profit and profit before tax were down 51% and 77% respectively.

The second half of 2010 showed a moderation in the rate of decline. Second half sales were ahead of second half 2009 (down 3.5% excluding acquisitions and translation effects), while EBITDA declined by 5%; operating profit was down 19% and profit before tax 18% lower than the second half of 2009.

Europe Materials benefited from cost reduction measures and trading in CO_2 allowances which resulted in EBITDA and operating profit levels close to 2009 levels. Pricing generally was more challenging than in 2009 even in those markets which enjoyed good volume growth.

Europe Products & Distribution saw operating profits fall by approximately 40% with practically all the decline attributable to Products activities. Once again repair, maintenance & improvement (RMI) oriented Distribution operations proved more resilient with operating profit only marginally below 2009 levels.

Americas Materials benefited from infrastructure projects funded by the American Recovery and Reinvestment Act. However, weaker than expected third quarter activity levels in markets supported totally by State and Municipal funds led to a sharp revision in our full year expectations for the Division and to a decline of 29% in full year operating profit in euro terms.

Our Products operations in the Americas which rely predominantly on US residential and non-residential construction suffered severely. This, combined with impairment charges, was only partly offset by a much-improved performance in RMI-oriented Distribution activities, and resulted in operating profit for the Americas Products & Distribution Division well below 2009.

Throughout the year our management teams Group-wide continued to build on the cost reduction and operational excellence initiatives commenced in 2007. Cumulative annualised savings from these cost actions over the five years 2007 to 2011 are estimated at €2.0 billion. These painful but necessary adjustments have been essential in protecting profitability and cash flow and in positioning the Group for eventual recovery in our markets.

Strategy

Although we operate in a cyclical sector CRH is well used to managing and responding to building industry cycles across differing geographies and businesses. However, the scale and synchronised nature of the current downturn across the developed world has been unprecedented and has resulted in significant top-line sales declines across the sector. In CRH's case, like-for-like sales have fallen by a cumulative 30% over the past three years. The scale of this decline has required a significant response in terms of tough short-term actions and in addition has seen some more structural changes in how we organise and go about our business.



As markets began to weaken in early 2007, our short-term tactical actions focussed initially on implementing significant reductions in variable costs as volumes declined. As the downturn intensified, these actions were complemented by major reductions in fixed costs across our most severely challenged businesses. We combined this with an aggressive approach to cash generation through working capital reduction and a significant scale back in capital expenditure. Furthermore, from early 2008 through to early 2009, we adopted a very measured approach to acquisition activity as we concentrated our efforts internally to focus primarily on operational performance.

In addition to our short-term response and notwithstanding our continuing strong belief in the merits of CRH's federal structure, which has always combined strong central oversight with an entrepreneurial approach at local operating level, we have significantly increased Group-wide co-ordination to leverage the benefits of our world-wide scale. Combined with these initiatives there has also been a more proactive approach to portfolio management which is continuing across our operations. These changes have been driven from Group and Divisional level with a range of initiatives focussed on Operational Excellence, Purchasing, Top-Line-Growth, People Development and Health & Safety with an overall focus on improving returns and leveraging CRH's world-wide scale to deliver sustainable benefits as markets recover.

While we have made some important adjustments over the past three years the core elements of CRH's long-term strategy remain in place;

- Balance remains the cornerstone of our approach; balance in terms of geography, sector end-use and between new build and RMI demand.
- Our 'build and grow' approach, creating clustered groups of businesses in local and regional markets with strong competitive positions, has proven its value over the past 40 years and in the current market downturn.
- We have maintained our rigorous value-based approach to development in both developed and developing markets. Our focus is primarily on small to medium-sized acquisitions. While we are open to consideration of larger scale opportunities and have completed some transactions of this nature, these have never been on a scale that would threaten the Group's viability in an adverse post-acquisition scenario.

The priority for the management team is to deliver superior long-term returns. These returns generate the cash that sustains our long-term ability to self-fund the greater proportion of our development activity while providing a strong stream of dividend income to shareholders.

This constant balancing of risk and reward, and of long-term strategic considerations with short to medium-term realism, has stood CRH in good stead over 40 years and we believe that in these difficult times the Group's long term return on invested capital sets CRH apart from the rest of the sector.

Development

From the second quarter of 2008 we began to scale back acquisition activity in response to increasing nervousness in credit markets and our own sense that the impending market slow-down was likely to be more severe than the soft landing predicted by many. In retrospect, with the events of autumn 2008, even our cautious view underestimated the scale of the financial crisis that eventually emerged and its impact on our sector.

At the beginning of 2009, with intense balance sheet pressures on many of the major sector participants and mid-sized players, we felt it was timely to add to our firepower with an equity issue in order to position CRH to capitalise on the opportunities that were likely to emerge from de-leveraging across the sector.

As we moved through 2009, however, the rapid recovery in bond markets and subsequent bond issuance in our sector eased short-term banking and asset disposal pressures; at the same time lack of trading visibility hampered the valuation process both for investors in publicly quoted companies and for CRH as an acquirer of private entities. As a result, our deal delivery from mid-2008 to mid-2010 was muted with a total spend over the two-year period of approximately €0.9 billion.

However, the second half of 2010 has seen a welcome pick-up in development activity with a total spend of approximately €0.4 billion on a series of traditional bolt-on acquisitions which offer good value and returns, expanding in particular our materials footprints in Switzerland and the United States and substantially enhancing our presence in the attractive German distribution market.



At the Federal Horticultural Show in Schwerin, Germany, many examples of technology co-existing with nature were shown. This included modern concrete element structures such as the entrance which was constructed with CONCORD large-sized slabs from CRH's German subsidiary EHL.

Against this background and with an increasing flow of opportunities under consideration we are more positive on the potential for increased acquisition spending as we move into 2011 and we have the capacity to capitalise on these opportunities.

2010 Organisation and People

During the year both Máirtín Clarke, Managing Director Europe Products & Distribution, and Glenn Culpepper, Group Finance Director, resigned from the Group for personal reasons. Maeve Carton succeeded to the role of Group Finance Director while Erik Bax stepped up to lead Europe Products & Distribution. Maeve, who joined CRH in 1988, has held a number of roles in the Group Finance area, including Group Controller and more recently Head of Group Finance. Erik joined CRH in 1984 and has held a number of senior positions in Europe Products & Distribution, including Product Group Director Building Products, prior to his appointment as head of Distribution in 2007. Maeve and Erik have adapted to their new roles with energy and commitment ensuring the effective ongoing functioning of the senior team and the wider organisation. These appointments resulted in some consequent changes, all of which were filled from within the Group.

Corporate Social Responsibility (CSR)

A positive commitment to CSR is at the centre of CRH's philosophy and management approach. Our commitment in this regard is set out on page 6 of this Report and in the separate annual CSR Report which is available for download from our website www.crh.com. Throughout the Group we strive to operate to the best international practice in the areas of corporate governance, environment & climate change, health & safety and social performance.

Once again in 2010, CRH was included in the Dow Jones World and STOXX Sustainability Indexes on the basis of a rigorous analysis of performance carried out by Sustainability Asset Management (SAM) of Zurich. We are also a member of the FTSE4Good Index and have been rated amongst the world's most highly ranked companies by GovernanceMetrics International (GMI) which focusses on performance in the area of corporate governance.

2011 Outlook

The rate of decline in like-for-like Group revenues moderated progressively through the second half of 2010 with third and fourth quarter falls of 4% and 2% respectively. Revenues to date in 2011 show a good improvement on 2010, although being early in the year these trends must be regarded with caution particularly against the background of the very severe weather conditions experienced in early 2010.

In Europe, the outlook for our markets in Ireland and the Iberian Peninsula remains extremely challenging. However, we expect good 2011 demand growth in Finland, Poland, Germany, Switzerland and Austria with the outlook being somewhat flatter in the UK, Benelux and France. In the United States, there is continuing evidence that new residential construction activity has bottomed. Recent non-residential indicators suggest a return to growth in 2012, meanwhile we expect to see further, though moderating, declines in this sector in 2011. We expect that the current US Federal budgetary deadlock will be resolved over the coming weeks providing more certainty regarding highway funding levels for 2011. Against this background, we expect that volumes in our public infrastructure end-use markets are likely to be slightly down in 2011. Our interests in China and Turkey should see further progress in 2011, while cement pricing in India is likely to remain challenging.

Overall demand across the Group appears to have stabilised in the past three months and, assuming no major market dislocations, we believe that it is reasonable to look forward to like-for-like revenue growth for 2011 as a whole. The level of price progress achieved in 2011 will be key to revenue growth and to the recovery of higher input costs. Acquisitions completed over the last eight months are expected to add to the Group's performance in 2011 and with a strong balance sheet we have the capacity, where we see value, to capitalise on a growing pipeline of opportunities. With significant adjustments to our cost and operational base over the past three difficult years, we look to a year of progress in 2011 and to stronger upward momentum thereafter.



The Sky Tower, at 212 metres high, one of the tallest skyscrapers in Poland, is being built in the centre of Wrocław, South West Poland. The complex will include apartments, office space and a shopping mall and is due to be completed in mid-2012. Bosta Beton, CRH's readymixed concrete company in Poland, is contracted to supply the 52,000 cubic metres of concrete and pumping services required to complete this project.

Finance Review



Management's focus during 2010 remained firmly on cost reduction, operational initiatives and portfolio management against the backdrop of difficult trading conditions generally and further declines in construction activity in some of the Group's major markets.

2010 Performance

Table 1 sets out the key components of the Group's performance in 2010, analysing the change in results from 2009 to 2010. Sales revenue for 2010 was broadly in line with 2009 at €17.2 billion. EBITDA* for the year, after once-off charges of €100 million associated with our cost reduction programme, declined by 10% to €1.6 billion. After impairment costs of €124 million (2009: €41 million), pre-tax profit declined by 27% to €534 million. Additional detail on the results for each of CRH's six reporting segments is contained within the Operations Reviews on pages 22 to 33.

Exchange Translation Effects

Currency movements had an overall positive impact on 2010 results, principally due to a strengthening of the US Dollar, the Swiss Franc and the Polish Zloty. The average 2010 US$/€ rate of 1.3257 was 5% stronger than in 2009 (1.3948), while the average Swiss Franc and Polish Zloty rates were 9% and 8% stronger respectively than in 2009.

Non-recurring items – Restructuring

We continue to review and extend our cost reduction programme and we expect the initiatives taken in 2010, combined with the actions taken across the Group since 2007, to result in significant operational leverage when markets recover. Costs of €100 million incurred in 2010 to implement these savings were €105 million lower than last year (2009: €205 million).

Ongoing Operations

Revenue from ongoing operations declined by €1.2 billion (7%) on a like-for-like basis in 2010, with the reduction split broadly evenly between our Americas and Europe segments; this compares with a €4.1 billion reduction (19%) in ongoing revenue in 2009. With lower sales volumes, price competition intensified in many of our markets, putting margins under pressure; however, tight management of the controllable cost base partly offset these negative impacts resulting in a decline of €373 million in underlying operating profit; the corresponding decline in underlying operating profit in 2009 was €708 million.

Finance Costs

Net finance costs of €247 million were €50 million lower than last year reflecting lower interest rates and lower debt levels.

Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength are set out in Table 2 (overleaf).

Operating Profit Margin

Overall operating profit margin for the Group fell by 1.4 percentage points in 2010 to 4.1%, reflecting the market conditions discussed above.

Interest Cover Ratio

Management believes that the EBITDA interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With strong operating cash flows and reducing debt balances, interest cover for the year increased to 6.5 times (2009: 6.1 times).

Table 1 Key Components of 2010 performance

€ million	Revenue	EBITDA	Operating profit	Profit on disposals	Finance costs	Associates profit after tax	Pre-tax profit
2009 as reported	17,373	1,803	955	26	(297)	48	732
Exchange effects	671	78	46	1	(8)	2	41
2009 at 2010 exchange rates	**18,044**	**1,881**	**1,001**	**27**	**(305)**	**50**	**773**
Incremental impact in 2010 of:							
2009/2010 acquisitions	304	40	26	-	(6)	-	20
Restructuring costs	-	105	105	-	-	-	105
Impairment costs	-	-	(61)	-	-	(22)	(83)
Ongoing operations	(1,175)	(411)	(373)	28	64	-	(281)
2010 as reported	**17,173**	**1,615**	**698**	**55**	**(247)**	**28**	**534**
% change	**-1%**	**-10%**	**-27%**				**-27%**

* *EBITDA comprises earnings before depreciation, amortisation, impairment charges, interest and tax, and excludes profit on disposals.*

Table 2 Key Financial Performance Indicators

	2010	2009
Operating profit margin	**4.1%**	5.5%
Net debt/EBITDA	**2.2x**	2.1x
EBITDA interest cover	**6.5x**	6.1x
Effective tax rate	**17.8%**	18.3%
Shareholder return	**-16%**	22%
Net debt as % of total equity	**33%**	38%
Net debt as % of market capitalisation	**32%**	28%

Table 3 Summarised Cash Flow

€ million	**2010**	2009
Inflows		
Profit before tax	**534**	732
Depreciation/amortisation (including impairments)	**917**	848
Working capital inflow	**256**	661
	1,707	2,241
Outflows		
Tax paid	**(100)**	(104)
Dividends	**(438)**	(386)
Capital expenditure	**(466)**	(532)
Other	**(38)**	(59)
	(1,042)	(1,081)
Operating cash inflow	**665**	1,160
Acquisitions and investments	**(567)**	(458)
Proceeds from disposals	**188**	103
Share issues, net	**185**	1,443
Translation	**(221)**	120
Decrease in net debt	**250**	2,368

Effective Tax Rate
The effective tax rate of 17.8% of pre-tax profit remained broadly consistent with 2009 (18.3%).

Shareholder Returns
The Company's Ordinary Shares traded in the range €11.51 to €22.00 during 2010. The year-end share price was €15.50, 18% lower than the 2009 closing price (€19.01); with the 2010 dividend unchanged from 2009, the net return for shareholders in 2010 was a negative 16%. The 2010 reduction reflects volatile conditions in the broader market and follows returns of +22% in 2009, -22% in 2008, -23% in 2007 and +29% in 2006. CRH is one of six building materials companies included in the FTSEurofirst 300, a market capitalisation-weighted index of Europe's largest 300 companies.
At year-end 2010, CRH's market capitalisation of €11.0 billion was 17% lower than 2009 (€13.3 billion). Based on market capitalisation CRH is among the top 5 building materials companies worldwide.

Debt to Equity
Total shareholders' equity (capital and reserves attributable to CRH's equity shareholders) increased by €0.7 billion to €10.4 billion during 2010, with the retained profits for the year of €0.4 billion and currency translation effects of €0.5 billion partly offset by dividends of €0.4 billion; movements for the year are fully analysed in the Consolidated Statement of Changes in Equity. Year-end net debt of €3.5 billion was €0.25 billion lower (7%) than year-end 2009; this reduction in debt, combined with the increase in equity, resulted in a reduction in the percentage of net debt to total equity from 38% at year-end 2009 to 33% at year-end 2010.

The 7% decrease in net debt in 2010 was more than offset by the 17% reduction in market capitalisation resulting in an increase in the debt/market capitalisation percentage from 28% at year-end 2009 to 32% at year-end 2010.

Liquidity and Capital Resources

Table 3 summarises the main cash flows for 2010 and 2009.

Operating Cash Inflow
The €198 million reduction in profit before tax is analysed in Table 1 on the previous page.

Depreciation and amortisation of €917 million in 2010 includes impairment charges of €102 million relating to subsidiaries and joint ventures (2009: €41 million).

The Group has continued to maintain an intense focus on cash generation throughout 2010 and the net working capital decrease (cash inflow) for the year represents a strong performance in a challenging environment. Due to the seasonal nature of CRH's business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak season, generally May to September. The outflow as measured at 30 June 2010 amounted to €503 million (2009 outflow: €96 million) compared to an inflow of €256 million at the year end (2009 inflow: €661 million).

Tax payments for the year at €100 million were slightly less than 2009. Dividend payments, which are shown here before the impact of scrip dividends of €140 million (2009: €148 million), increased by €52 million in 2010 reflecting the full year impact of the additional shares in issue following the March 2009 Rights Issue.

Capital expenditure of €466 million represented 2.7% of Group revenue (2009: 3.1%) and amounted to 59% of depreciation (including impairment of property, plant and equipment) of €786 million (2009: 67%). Our 2010 capital expenditure included approximately €90 million of investment in major cement plants (2009: €150 million).

The caption denoted "Other" in the summarised cash flow mainly reflects the elimination of non-cash items which are included in arriving at profit before tax; these include income items such as the Group's share of associates' profits and profit on disposals which are partly offset by expense items such as share-based compensation expense.

Cash Flows from Investing and Financing Activities
Spend on acquisitions and investments in 2010 amounted to €567 million, an increase of €109 million compared with the €458 million spent in 2009. This reflects the pick-up in development activity in the second half of 2010 during which the Group completed a total of 17 transactions, bringing total second-half spend, including deferred consideration from acquisitions in prior years, to €408 million.

Proceeds from disposals increased from €103 million in 2009 to €188 million in 2010, reflecting actions taken by management across all segments to review the portfolio and generate cash from disposal of surplus assets.

Proceeds from share issues include €140 million (2009: €148 million) arising on the take-up of shares in lieu of dividends under the scrip dividend scheme, together with proceeds of €45 million (2009: €60 million) from issues under the Group's share option and share participation schemes. In addition, the 2009 figure of €1.4 billion included net proceeds of €1.24 billion from the issue of 152 million New Ordinary Shares at €8.40 per share under the terms of a 2 for 7 Rights Issue in March 2009.

Exchange rate movements during 2010 increased the euro amount of net foreign currency debt by €221 million principally due to the 7% strengthening in the year-end exchange rate of the US Dollar versus the euro, from 1.4406 at end-2009 to 1.3362 at end-2010. This compares with an exchange gain (reduction in net debt) of €120 million in 2009, when the year end US$/€ exchange rate weakened and went from 1.3917 at end-2008 to 1.4406.

Borrowings and Credit Facilities

In November 2010 CRH, through its subsidiary CRH America, Inc., completed an issue of US$750 million in corporate bonds, consisting of US$400 million of 10-year Notes (coupon 5.75%) and US$350 million of 5-year Notes (coupon 4.125%). In December 2010, the proceeds of this issue were combined with existing cash resources to repay US$93 million of outstanding 5.625% Notes due 2011, US$657 million of 6.95% Notes due 2012 and purchase US$36 million of 6.4% Notes due 2033. CRH believes that its current working capital cash flows and cash generated from operations, together with funds raised through its borrowing facilities, are sufficient to meet its capital expenditure and other expenditure requirements for 2011.

Year-end net debt amounted to €3.5 billion (2009: €3.7 billion). Details of the components of net debt, the type of financial instruments used, the maturity profile of debt, guarantees given, currency and interest rate structure, treasury policies and objectives, loan covenants and cash equivalents are set out in notes 21 to 25 to the financial statements.

At 31 December 2010, 75% of the Group's net debt was at interest rates which were fixed for an average period of 6.7 years. The euro accounted for approximately 33% of net debt at the end of 2010. The US Dollar accounted for approximately 56% of net debt at the end of 2010.

The Group finished the year in a very strong financial position with €1.8 billion of cash and cash equivalents and liquid investments – this is more than the combined total of debt maturities arising in 2011, 2012 and 2013. The Group's gross debt was term/bond debt or drawn under committed term facilities, 88% of which mature after more than one year. In addition, the Group held €1.3 billion of undrawn committed facilities, which had an average maturity of 1.6 years. CRH is therefore well-positioned in terms of debt facilities and maturity profile and remains committed to maintaining an investment grade credit rating.

Lender Covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Details of these covenants are set out in note 23 to the financial statements. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. With 2010 EBITDA/net interest cover at 6.5 times, and year-end net debt/EBITDA cover at 2.2 times, CRH continues to have one of the strongest balance sheets in the sector.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on CRH's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Financial Risk Management

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Qualitative and quantitative information about management of market risks are set out in detail in note 21 to the financial statements.

Sarbanes-Oxley Act

As a result of its NYSE Listing, CRH is subject to the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management to perform an annual assessment of the effectiveness of internal control over financial reporting and to report its conclusions in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission. For the year ended 31 December 2009, management concluded that the Company's internal control over financial reporting was effective. As required by US law, Ernst & Young audited the effectiveness of the Company's controls over financial reporting for 2009 and issued an unqualified opinion thereon.

Management's assessment and the auditors' report on the effectiveness of internal controls for the year ended 31 December 2010 will be included in the 2010 Annual Report on Form 20-F which will be filed later in the year.


BELLAGIO

Group Operations



In 2010 we faced a continuation of the deep global recession of the previous two years. While we could not impact or influence what happened in global markets, we maintained our focus on performance within CRH and on delivery in difficult markets.

Over the years one of our Group's great strengths has been our ability to anticipate the challenges in our industry and be proactive and innovative in adapting to those challenges. With the continuation of the crisis, we instigated further initiatives to improve our efficiencies and we revisited all our expenses. We acted decisively and aggressively in resizing our businesses further, reducing our cost base and improving our effectiveness. We have again shown our preparedness to take the tough decisions – to do the right thing.

We continue to focus on operational excellence, managing our capacities, controlling our costs, and concentrating on those key performance indicators within our businesses that impact most on our performance. We continue to invest to support our operations through organic capital expenditure and bolt-on acquisitions, to enable us to further improve efficiencies, effectiveness and market coverage. We are encouraged by the results of our excellence and investment programmes. Even in these most challenging of times we are already seeing the benefits of some of the operational and commercial initiatives taken over the past couple of years.

In 2010, we achieved further progress in safety performance across the Group. This achievement has been made possible by all our employees embracing our vision for safety and by their contribution and commitment to the many programmes that are in place throughout our operations. Our work continues today and every day.

We have used the continuing difficulties of the past year to improve our business. We have trimmed our portfolio and at the same time have continued to invest to support our operations and acquire new opportunities. In the near term the challenges of improving our performance will continue.

However our focus is clear – our ongoing operational excellence programmes are delivering long term sustainable benefits to our Group. Through the actions we are taking now, we are convinced that we will come through this difficult period a stronger, leaner business, well positioned to capture the upside opportunity as markets recover.

Left: Reflecting the "dancing waters" of the Bellagio hotel in Las Vegas, this high performance custom glass curtain wall system, manufactured by Oldcastle BuildingEnvelope™ and incorporating a technologically advanced integrated ventilation system, was chosen both for its form and function for this prestigious project.

CRH Executive Management Team



Doug Black, a mathematical science/civil engineer and MBA, joined CRH in 1995 as Vice President of Business Development and in 1996 helped establish the Oldcastle Distribution Division with the acquisition of Allied Building Products. Doug was President of Oldcastle Precast Southeast from 1996 to 2000, was promoted to Chief Operating Officer Oldcastle Architectural in 2000 and was President and Chief Executive Officer Oldcastle Architectural from 2002 to July 2006. Doug was appointed Chief Executive Officer Americas Materials in 2008 after two years serving as President of this Division.

Bill Sandbrook, a systems engineer and MBA, joined CRH in 1996 with the acquisition of Tilcon by Oldcastle Materials and was appointed President of Oldcastle Materials' West Division in 2003. In 2006, Bill was promoted to Chief Executive Officer Oldcastle Architectural. He was appointed Chief Executive Officer of Americas Products & Distribution in 2008 and has responsibility for this Division's operations in the United States, Canada and South America.

Mark Towe was appointed a CRH Board Director with effect from July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH's operations in the Americas) in July 2008. With approximately 40 years' experience in the building materials industry, he has overall responsibility for the Group's aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.



Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board with effect from January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials.

Erik Bax, a building and construction engineer and MBA, joined CRH in 1984 as Manager, New Business at Vaculux and was appointed Managing Director Vaculux in 1993. He subsequently held a number of senior positions in Europe Products & Distribution. Erik became Managing Director CRH Europe Building Products in 2003 and Managing Director CRH Europe Distribution in 2007. He was appointed Managing Director of CRH Europe Products & Distribution in 2010.

Henry Morris, a mechanical engineer and MBA, joined Irish Cement Ltd. as a graduate. He held a number of operational roles in CRH's cement business prior to his appointment as Managing Director of CRH's Aerobord business in 1990. Henry left to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Europe Materials Division in January 2009.

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 29 years' experience of the building materials industry and of CRH's international expansion. He was appointed Group Chief Executive with effect from January 2009.

Maeve Carton was appointed Finance Director and became a CRH Board Director in May 2010. Since joining CRH in 1988, she has held a number of roles in the Group Finance area and was appointed Group Controller in 2001 and Head of Group Finance in January 2009. She has broad-ranging experience of CRH's reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH's evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.

MATERIALS

CRH operates strong vertically-integrated primary materials businesses which have strategically located long-term reserves, balanced end-use exposure and leading market positions in all its major markets. This business model enables CRH to interact with the market at many levels and to earn profit at multiple stages of the supply chain with the pull-through of aggregates and cement into a broad range of downstream products. This is underpinned by long-term permitted reserves which totalled 14 billion tonnes at end 2010. In addition it provides a broader balance of exposure to end-use demand drivers and multiple platforms for growth. CRH continuously invests in plant and equipment for quality, efficiency and customer service while also seeking out value-creating expansion opportunities via greenfield development and acquisitions in selected markets.



Europe Materials

Europe Materials strategy is to build strong vertically-integrated regional positions. Operating in 20 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of aggregates, concrete and asphalt products. Well-invested plant in Western Europe supports Europe Materials focus on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and low carbon cements, while the scale of our operations provides economies in purchasing and logistics management.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH's entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical integration approach over time.

Americas Materials

Americas Materials strategy is to build strong regional positions underpinned by well-located, long-term reserves. Operating in 44 states with 11.6 billion tonnes of permitted aggregates reserves of which 80% are owned, this business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is a principal supplier of product to US highway repair and maintenance demand.

Our national network of operations and deep local market knowledge drives local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of US aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further.



Market leadership positions Europe

Cement	Top 10 Western Europe No. 1 Finland, Ireland No. 2 Portugal (49%), Switzerland No. 3 Poland, Ukraine, Tunisia (49%) No. 1 Aegean Region – Turkey (50%) No. 1 Northeast China (26%) No. 2 Andhra Pradesh, India (50%)
Aggregates	No. 1 Finland, Ireland
Asphalt	No.1 Ireland
Readymixed concrete	No. 1 Finland, Ireland No. 2 Portugal (49%), Switzerland
Agricultural & chemical lime	No. 1 Ireland No. 2 Poland
Concrete products	No. 1 Blocks and rooftiles, Ireland

Market leadership positions Americas

Aggregates	No. 3 in United States
Asphalt	No. 1 in United States
Readymixed concrete	Top 5 in United States



Above: In 2009, My Home Industries Ltd, in which CRH has a 50% stake, commissioned its new grinding plant near Vishakapatnam, a major seaport of Andhra Pradesh. The plant produces low carbon slag cement for supply to markets in the northeast of India and a second mill is currently being erected to increase annual capacity from 1 million to 1.9 million tonnes by mid-2011.

Below: Staker Parson in Utah supplied 4 million tonnes of product including road base, rock and backfill, in addition to completing all of the asphalt paving for the Legacy Parkway upgrade, a 4-lane divided highway providing congestion relief for South Davis County commuters. The project took place over an 18-month period and was completed ahead of schedule, achieving all time-related incentives available.



Reserves

	Physical location	Proven & probable million tonnes	Years to depletion
Europe Materials			
Cement	Ireland	132	60
	Poland	72	20
	Switzerland	12	9
	Ukraine	105	51
	Other	495	82
Aggregates	Finland	164	8
	Ireland	860	44
	Poland	274	35
	Spain	108	49
	Other	331	32
Lime	Ireland/Poland	51	33
Subtotal		2,604	
Americas Materials			
Aggregates – US	East	7,137	99
	West	4,446	91
Cement – US	American Cement	10	72
Subtotal		11,593	
Clay			
Europe Products	UK/Poland	123	52
Americas Products	United States	34	21
Group totals		14,354	

Europe Materials Operations Review

Results

€ million	% Change	2010	2009	Total Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
					Analysis of change				
Sales revenue	**-3%**	**2,665**	2,749	**-84**	-228	+47	-	-	+97
EBITDA*	**-3%**	**423**	434	**-11**	-73	+4	+37	-	+21
Operating profit*	**-2%**	**251**	257	**-6**	-70	+2	+37	+9	+16
EBITDA/sales		**15.9%**	15.8%						
Operating profit/sales		**9.4%**	9.3%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs amounted to €33 million (2009: €70 million); no impairment charges were incurred (2009: €9 million)

Like-for-like sales declined by 8% in 2010, with construction activity in our main European markets hampered by very severe weather at both the beginning and end of the year. The impact of cost reductions, together with the benefits from trading of CO_2 allowances (€67 million compared with €22 million in 2009) helped contain the EBITDA decline to 3% in a generally more competitive pricing environment.

2010 saw a pick-up in acquisition activity with €123 million spent on a total of 8 transactions, of which the most significant was the expansion of the Division's aggregates and readymixed concrete business in Switzerland; we continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China.

Europe Materials' operations fall into three main categories: economies in the west and southwest of Europe experiencing severe fiscal imbalances and growing public debt levels; generally stable economies in mainland Europe; and developing economies in Eastern Europe and Asia.

Ireland, Portugal, Spain (20% of EBITDA)

In Ireland, activity again fell steeply during 2010 and cement volumes were 23% lower than 2009. Additional cost-reduction programmes were implemented to reduce capacity; after charging lower restructuring and impairment costs, operating losses reduced. In Portugal, the construction sector contracted by almost 8% in 2010 with the residential sector registering the largest decline. Our 49% joint venture was adversely impacted by reduced domestic demand for both cement and downstream products, but maintained its high level of exports at stable prices; although activities outside Portugal benefited from good demand, overall operating profit was down on 2009. In Spain, construction activity declined by a further 16% in 2010. Lower demand from the residential and non-residential sectors was only partly offset by increased public infrastructure spend and the impact of significant cost savings, and operating profit fell sharply.

Switzerland, Finland, Benelux (40% of EBITDA)

Construction activity in Switzerland rose by 3% in 2010, and volumes in both our cement and aggregates operations were well ahead of last year. Although cement prices were lower than 2009, higher volumes, and further cost reductions in our downstream business, resulted in higher operating profit. In Finland, construction output grew by over 4%, led by a strong rebound in new residential activity. Infrastructure volumes remained stable at strong levels, while non-residential construction continued to decline. A 19% improvement in cement volumes, combined with the benefit of greater use of alternative fuels and other cost reduction initiatives, led to an increase in operating profit. In the Benelux, despite efficiency improvements at our cement trading, readymixed concrete and aggregates business, lower aggregates volumes resulted in a fall in operating profit compared with 2009.

Central and Eastern Europe, Eastern Mediterranean, Asia (40% of EBITDA)

In Poland, construction activity was impacted by very severe weather in the first quarter and again in December, and grew only modestly. Cement volumes were slightly ahead of 2009 and volumes of other products stabilised or improved. Although some price improvement was achieved in the more buoyant second half, margins were under pressure from stiff competition and operating profit was lower than 2009. In Ukraine, severe winter conditions resulted in sharply lower first-quarter volumes, but a pick-up in demand in later months saw full-year cement volumes only 10% behind 2009 levels. Unrecovered cost increases, particularly fuel, were only partly offset by the impact of further cost savings, and operating profit was lower. In Turkey, domestic cement demand in the Aegean region and export levels remained steady. Selling prices and operating profit for our 50% joint venture were higher than 2009.

In southern India, market conditions weakened across our 50% cement joint venture's core markets, as newly-commissioned cement capacity put pressure on volumes and prices resulting in lower operating profit than in 2009. In China, further growth in the construction sector, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment volumes, selling prices and profitability increased in line with expectations.

Outlook

The outlook remains challenging for those European countries experiencing austerity measures. However, capacity reduction, cost efficiencies and improved use of alternative fuels should help our businesses to maintain margins. We expect a modest increase in construction activity in the stable, more developed countries in Europe together with a return to growth in non-residential activity in Finland.

The pace of construction demand is expected to pick-up in the developing economies to the east of Europe. Commissioning of our new cement plant in Ukraine in mid-2011 will result in cost efficiencies and improved margins. Cement demand is expected to continue to grow in both our Asia markets, albeit at a slower rate in China as tighter government fiscal strategy impacts the level of construction activity; our operations in both countries should benefit from continued improvement in operating efficiencies.

Americas Materials Operations Review

Results

€ million	% Change	2010	2009	Total Change	Analysis of change: Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	**+3%**	**4,417**	4,280	**+137**	-302	+215	-	-	+224
EBITDA*	**-16%**	**566**	670	**-104**	-183	+32	+11	-	+36
Operating profit*	**-29%**	**288**	407	**-119**	-174	+22	+11	-	+22
EBITDA/sales		**12.8%**	15.7%						
Operating profit/sales		**6.5%**	9.5%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs in 2010 amounted to €17 million (2009: €28 million); no impairment charges were incurred in either 2010 or 2009

Americas Materials faced a challenging environment in 2010 with continued volume declines in all product lines, higher energy costs and severe pricing pressure. Market declines were most severe in the Southeast, Mountain West and Northwest, which together contributed over two-thirds of the operating profit shortfall compared with 2009. Aggressive actions to reduce fixed and variable cost helped to mitigate the impact of volume and margin declines; however, overall US Dollar EBITDA was 20% lower than 2009 with operating profit down over 33%.

The Division completed 18 acquisitions in 2010 with a total spend of €249 million, adding 34 quarries (579 million tonnes of reserves), 14 asphalt plants and 25 readymixed concrete plants with annual production of 8 million tonnes of aggregates, 1 million tonnes of asphalt and 0.5 million cubic metres of readymixed concrete. We also broke ground on a new granite quarry in Camak, Georgia, which is expected to be open in early 2012 and will supply our coastal Georgia and Florida asphalt business with stone, leveraging our extensive rail distribution network in the region.

Volumes / Prices

Like-for-like sales for Americas Materials were 7% lower than 2009. Residential construction declined only slightly (1%) from low levels, while non-residential construction declined by 14%. States and municipalities reduced highway spending due to significant budgetary pressures and this more than offset the benefits of the federal stimulus bill (American Recovery and Reinvestment Act, 'ARRA'). On a like-for-like basis, volumes were down 4% in aggregates, 5% in asphalt and 8% in readymixed concrete, while construction revenues fell by 10%. With the benefit of acquisitions, volumes were up 1% in aggregates and asphalt, and up 5% in readymixed concrete, while construction revenues fell by 5%. By continuing to deliver superior quality and service, Americas Materials was able to raise aggregates and asphalt prices by 1%, while limiting price declines for readymixed concrete to 5% in a very competitive environment. Despite lower volumes and higher energy costs, the business continued to improve efficiency and reduce input costs resulting in flat unit production costs for aggregates and readymixed concrete. While asphalt throughput costs also were reduced and we used 7% more recycled asphalt per tonne of mix than in 2009, increases in bitumen prices resulted in higher unit costs and lower margins. Margins on contract paving services dropped sharply due to severe competition for infrastructure projects.

Energy and Other Costs

The price of bitumen, a key component of asphalt mix, increased 14% over 2009. Diesel and gasoline prices, important inputs to aggregates, readymixed concrete and paving operations, increased by 10% and 7% respectively. Our teams leveraged operational best practices to increase efficiency, reduce costs, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. These actions, combined with the elimination of over €40 million fixed overhead costs through restructuring and other management action during 2010, partially offset the negative impact of lower volumes, higher energy costs and more competitive markets.

Regional Performance

Americas Materials' operations are geographically organised, segmented into East and West. The East contains four divisions and the West, which given the severe market declines during 2010, has been consolidated from four divisions to three in order to reduce costs and optimise performance.

East (65% of EBITDA)

Overall operating profit was lower than 2009 despite a strong performance in our Mid-Atlantic (PA, DE, MD, VA, WV, KY, TN, NC) and Central (OH, MI, IN) divisions, both of which delivered improved operating profit over a strong 2009. Operating profit in our Northeast division (ME, NH, VT, MA, RI, NY, NJ, CT) was lower than in 2009 and was down sharply in our Southeast division (GA, AL, SC, FL), which continues to be impacted by very weak residential markets.

West (35% of EBITDA)

Operating profit in our Central West division (MS, TX, OK, AR, MO, KS, TN, IA, MN, NE, IL, SD) was lower than in 2009. Operating profit declines were more marked in the Mountain West division (UT, WY, ID, CO, NM, MT, NV, AZ) and Northwest division (ID, WA, OR), both of which experienced a steep decline due to less public and private work than in 2009.

Outlook

We expect the US economy to continue its slow recovery in 2011. Residential construction is expected to increase modestly, while non-residential construction will continue to be weak with tight credit and overcapacity. We anticipate core federal highway funding to be stable with an extended federal highway bill. However, overall spending for highways will decrease due to the fall-off in ARRA spending and continued funding constraints from states and municipalities.

We expect volumes in our public infrastructure end-use markets to be slightly down in 2011. Some weakness in asphalt is likely to be partly offset by modest improvement in readymixed concrete that is tied to residential construction. Contract paving margins are expected to be lower due to continuing competitive pressures; however, this should be offset by our ongoing operational excellence programmes. Assuming no further world energy disruption, we expect product price increases to cover increases in liquid asphalt and energy.

PRODUCTS

CRH manufactures products for use in residential, non-residential and, to a lesser extent, infrastructure construction applications. These include building systems and engineered concrete solutions for use in the electrical, transportation, and communications industries; architectural concrete products to enhance the facade and surroundings of buildings; and construction accessories to assist in the construction process. Complementary value-added exterior products include architectural glass, aluminium glazing systems, clay brick and block, and entrance control products. Focussed on growth opportunities in stable markets, these businesses offer customers a broad range of engineered products and innovative building solutions to service both new build and the growing repair and maintenance demand in mature economies.



Europe Products

Europe Products strategy is to build and grow scalable businesses in the large European construction markets. The strategy is delivered by increasing the penetration of CRH products, developing positions to benefit from scale and best practice. We create competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers.

Operating in 19 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and entrance control systems. Leveraging the benefits of our regional platforms, we release operational and procurement synergies across the network. Pan-European product development provides construction solutions which increase efficiencies on site, creating more design freedom for architects and enhancing the build environment. Europe Products development strategy is to further penetrate the growing RMI markets of developed Europe and to broaden the product range in developing regions as construction markets there become more sophisticated.

Americas Products

Americas Products strategy is to build a national footprint with an optimised portfolio of businesses which offer regional leadership positions across a full range of Building Products (precast and architectural concrete, clay and fencing products, packaged lawn and garden products, and packaged concrete mixes) and BuildingEnvelope™ solutions (glass and aluminium glazing systems) under the Oldcastle brand name. A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle's North American research and development centre, a continuous pipeline of innovative value-added products and design solutions is maintained.

Operating in 40 states, this business has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the new Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely positioned in the industry to offer solutions to customers across all phases of building construction.



Above: Skilled specialists at Magnetic Autocontrol GmbH, Germany assembling fare collection access control gates for installation in the Netherlands.

Market leadership positions Europe

Architectural concrete	No.1 paving products: Benelux, France, Slovakia No.1 paving/landscape walling: Germany No.1 architectural masonry: UK No.2 paving products: Denmark
Structural concrete products	No.1 precast flooring: Benelux No.1 precast architectural concrete: Denmark No.1 utility precast: France No.1 precast structural elements: Hungary, Switzerland No.1 concrete fencing and lintels: UK
Clay products	No.1 facing bricks: UK No.2 facing bricks, pavers & blocks: Europe
Construction accessories	No.1 Western Europe
Fencing & Security	No.1 security fencing and perimeter protection: Europe



Below: Oldcastle Building Solutions provided a variety of products in the construction of a new Northfield Block office, north of Chicago, Illinois. CRH's Trenwyth masonry products provided both exterior and interior finishes while Oldcastle hardscapes were used for both the interior flooring and exterior permeable parking applications. Allied Building Products supplied drywall and roofing materials and other components to complete the project.



Market leadership positions Americas

Concrete masonry, patio products, pavers and rooftiles Canada, United States	No.1 masonry in United States No.1 paving and patio in United States and Canada
Packaged concrete mixes United States	No.2 in United States
Clay products Argentina, United States	No.1 brick producer in north-east & midwest United States; No.1 rooftiles, No.2 wall & floor tiles and No.3 clay block producer in Argentina
Packaged lawn & garden products United States	No. 2 in United States
Precast concrete products Canada, United States	No. 1 precast concrete utility products in United States
Building envelope Argentina, Canada, Chile, United States	No. 1 in building envelope in North America
Construction accessories United States	No. 2 in United States
Fencing products United States	No. 2 fencing distributor and manufacturer in United States

Europe Products Operations Review

Results

€ million	% Change	2010	2009	Total Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
					Analysis of change				
Sales revenue	**-6%**	**2,817**	3,002	**-185**	-213	-	-	-	+28
EBITDA*	**-30%**	**198**	283	**-85**	-109	-	+25	-	-1
Operating profit*	**-91%**	**11**	116	**-105**	-93	-	+25	-35	-2
EBITDA/sales		**7.0%**	9.4%						
Operating profit/sales		**0.4%**	3.9%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs amounted to €16 million (2009: €41 million); impairment charges of €54 million were incurred (2009: €19 million)

Trading conditions for our products businesses in Europe remained difficult in 2010. The first quarter was heavily impacted by a prolonged winter which negatively influenced volumes. The rest of the year showed a moderation in the rate of decline versus 2009 resulting in overall like-for-like sales down 7% for the year. Significant price pressure in many markets adversely impacted our margins and, despite strong cost control EBITDA declined by 30% compared with 2009.

Concrete Products (35% of EBITDA)

Activity was severely affected by the adverse early weather conditions and weaker residential and non-residential construction demand. Our Architectural operations (pavers, tiles and blocks) faced difficult conditions with our Dutch, Danish, German and Slovakian paver businesses suffering from weaker markets and increased price pressure. In contrast, results in our French and Belgian operations improved slightly, driven by targeted commercial initiatives and good cost-control. Further factory closures were made in the Netherlands and France and overall operating costs were reduced significantly. Operating profit in architectural concrete was below 2009.

Our Structural operations (floor and wall elements, beams and vaults) reported operating profit well below 2009. These businesses were severely impacted by difficult conditions in both new residential and new non-residential markets, and experienced increased price pressure due to significant overcapacity in all countries, although our Belgian specialty business which supplies the industrial and farming sector continued to deliver strong results. The ongoing major programme of restructuring initiatives continued in 2010 with production shutdowns and impairment charges.

Clay Products (20% of EBITDA)

In the UK, demand improved quickly after poor weather early in the year as house builders reopened sites. However, industry brick volumes levelled out as the year progressed, with overall growth for the year estimated at approximately 7%. With the benefit of recent years' major reorganisation and cost cutting initiatives, operating profit improved with the uplift in volumes. In the Netherlands, brick markets were very challenging, though paver markets remained more stable. Capacity rationalisation and reduced costs supported an increase in operating profit. In Poland all product markets remained difficult and operating profit declined compared with 2009.

Building Products (45% of EBITDA)

Despite declining volumes, our leading market positions and effective cost-reduction action resulted in an increase in operating profit. Our Construction Accessories business, the market leader in Western Europe, was impacted by falling non-residential demand. This was in part offset by the introduction of innovative products, rigorous cost-control, production efficiencies and good commercial practices, resulting in higher operating profit compared with 2009. Our Outdoor Security Products operations, specialising in entrance control solutions, are mainly active in non-residential construction with a focus on the growing RMI and safety and comfort markets. Volumes in Fencing, Security and Access Systems were lower than in 2009, but operating profit was higher. Our Roller Shutters business delivered a good performance with sales and operating profit substantially exceeding 2009.

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. In November 2010 we reached agreement to sell the majority of our Insulation business and we expect the sale of our Climate Control businesses to be finalised by mid-2011.

Outlook

After a number of years of contraction we expect most of our markets to bottom-out or slightly recover in 2011. Despite the improved macro-economic situation, no recovery is expected in the Dutch construction industry in 2011. Germany, an increasingly important market for our operations, is expected to show construction growth in 2011. In the UK, the impact of austerity measures may impact our residential Clay Products markets while our Building Products businesses are expected to benefit from improving core European markets.

With the benefits from recent years' restructuring and operational excellence initiatives, we expect to see an improved trading performance overall in 2011.

Americas Products Operations Review

Results

€ million	% Change	2010	2009	Total Change	Analysis of change: Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	**-3%**	**2,469**	2,536	**-67**	-230	+2	-	-	+161
EBITDA*	**-11%**	**154**	173	**-19**	-51	-	+18	-	+14
Operating profit*	**n/m**	**(24)**	23	**-47**	-42	-1	+18	-27	+5
EBITDA/sales		**6.2%**	6.8%						
Operating profit/sales		**-1.0%**	0.9%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs amounted to €29 million (2009: €47 million); impairment charges of €40 million were incurred (2009: €13 million)

Americas Products experienced significant demand pressures, with further declines in all of our markets, in particular the non-residential sector, as the year progressed. This was most evident in our BuildingEnvelope™ and late-cycle concrete product segments. Like-for-like sales were down 9% compared with 2009. The adverse impact of the volume declines, together with the impairment charge (mainly relating to Ivy Steel), were only partly offset by ongoing cost restructuring initiatives and the non-recurrence of inventory write-downs recorded by MMI in 2009, resulting in an operating loss of €24 million for 2010 (2009: profit of €23 million).

Our Architectural Products business unit completed two bolt-on transactions during 2010. The acquisition of a leading supplier of soils, mulches and decorative stone in September expanded the footprint of our lawn and garden business providing a strong plant network to service retailers in the central and upper Midwest. In the same month, our existing masonry business in Illinois and Wisconsin was strengthened with the purchase of a block manufacturer in the Chicago metropolitan area.

Building Products (75% of EBITDA)

With effect from January 2011, the Architectural, Precast, and MMI groups were combined to form a new product group – Building Products. The new organisational alignment will accelerate the capture of market growth opportunities while streamlining common business processes and functions.

Architectural Products (APG) faced difficult trading conditions in 2010 due to continued weakness in the residential construction sector and further declines in non-residential markets. The overall challenging market environment was somewhat offset by solid growth in Canada and relative stability in both the DIY and professional RMI segments. The cost reduction measures implemented since 2008 have sharply reduced the cost structure and rationalised the capacity of APG, resulting in margin stability in 2010 while setting the stage for strong profit improvement once volumes begin to recover. Overall, APG recorded a similar level of US Dollar operating profit to 2009, on a 7% decline in like-for-like sales.

In our Precast group, weak residential activity in 2010 again negatively affected demand for precast products throughout the US. This impact was compounded by further declines in the commercial sector, particularly in the eastern US. Overall, full-year volumes fell by 5% compared with 2009. A generally more competitive pricing environment eroded some of the improvements in contribution margin that had been generated in 2009. Reduced overhead levels somewhat mitigated the impact, but overall operating profit was lower.

MMI continued to be impacted by the deepening decline in non-residential construction activity which led to a further decrease in sales; the favourable impact in 2010 of the absence of 2009's significant inventory write-down was more than offset by the impairment charge recorded as a result of the divestment in November of the Ivy Steel welded wire reinforcement business.

BuildingEnvelope™ (15% of EBITDA)

Sales continued to be weak due to sharp declines in commercial activity. Order and quoting volumes remained slow and building delays and cancellations continued to be a challenge. In this environment we focussed on maintaining market share, tightening cost control, improving our processes and ensuring customer satisfaction, while maintaining our ongoing emphasis on quality. Pricing continued to be intensely competitive and sales and operating profit sharply declined for the year.

South America (10% of EBITDA)

Our South American operations benefited from better economic conditions in 2010 in Chile and Argentina. While performance improved in our Argentine ceramic tile and glass businesses, margins declined in an inflationary cost environment in the second half of the year. Our Chilean glass business performed well in a buoyant construction market. The Santiago-based distribution business also recovered from a challenging year in 2009, and operating profit improved. Overall, sales and operating profit in our South American operations advanced strongly for the year.

Outlook

While activity in the important residential sector is expected to improve on depressed 2010 levels, we anticipate a further year of weakness in the non-residential sector. Thus, with a low demand backdrop expected in 2011, we expect to show only modest top line growth for the year. However, the continuing effect of cost reduction and rationalisation measures outlined above, together with low cost inflation, should result in an improved bottom line performance for the year.



CRH distributes building materials to general building contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States. The business model centres on building an extensive network of locations that penetrate major metropolitan areas, which together with well-recognised brands, strong category and logistics management, maximise the franchise potential. With a network of close to 750 branches in Europe and approximately 180 branches in the United States, CRH is a leading international player in building materials distribution with exposure to the growing RMI markets in developed Europe and the US.



Europe Distribution

Europe Distribution strategy is to seek opportunities to increase its network density in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Organisational initiatives leverage expertise between DIY and builders' merchants and use best-in-class IT to deliver operational excellence, optimise the supply chain and provide superior customer service.

From a solid base in the Netherlands, CRH has extensively expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France in addition to growing its DIY 'Gamma' format in the Benelux. Substantial opportunities remain to increase our existing network in core European markets and to establish new platforms aimed at growing our exposure to RMI market demand. A recent example is CRH's entry into the developing Sanitary, Heating and Plumbing (SHAP) distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium.

Americas Distribution

Americas Distribution strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and to applying this successful distribution model to the interior products demand segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely focussed on the new commercial construction market. State-of-the-art IT, disciplined and focussed cash management and well established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Growth opportunities include investment in new regions, in complementary private label and energy efficient product offerings, and in other attractive building materials distribution segments that service professional dealer networks.



Above: Bauking, CRH's distribution business in Germany, offers excellent service. With its fleet of 150 trucks, Bauking will guarantee a just-in-time construction site delivery service for private building customers on projects for large industrial clients. Pictured here is one such truck at our Iserlohn location in Germany.

Market leadership positions Europe

Builders Merchants	No.1 Austria, Netherlands, Switzerland, Germany: Sachsen-Anwalt, Niedersachsen and northern Nordrhein-Westfalen, France: Burgundy, Rhône-Alps and Franche-Comté No.2 Ile-de-France
DIY stores	No.1 Netherlands, No.2 Belgium – member of Gamma franchise No.5 Germany – member of Hagebau franchise No. 2 (joint) Portugal (50%)



Below: Ricardo Alvaros of Allied Building Products, Denver, Colorado, operates the knuckleboom to unload commercial insulation on a new school construction job site in Boulder, Colorado. With speciality equipment such as this, Allied Building Products has the capability to deliver material directly to roofs up to 12 storeys high.



Market leadership positions Americas

Distribution	No.3 Roofing/Siding Distributor in United States No.3 Interior Products Distributor in United States

Europe Distribution Operations Review

Results

€ million	% Change	2010	2009	Total Change	Analysis of change: Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	**-2%**	**3,566**	3,633	**-67**	-204	+37	-	-	+100
EBITDA*	**+5%**	**214**	204	**+10**	-11	+4	+11	-	+6
Operating profit*	**-1%**	**135**	137	**-2**	-12	+3	+11	-8	+4
EBITDA/sales		**6.0%**	5.6%						
Operating profit/sales		**3.8%**	3.8%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs amounted to €4 million (2009: €15 million); impairment charges of €8 million were incurred (2009: nil)

Trading conditions for the Distribution businesses continued to be difficult in 2010 with the residential sectors across most of our markets showing varying degrees of decline. Ongoing focus on price management and procurement optimisation resulted in stable gross margins versus 2009. Operating profit was maintained in line with 2009 with the benefit of acquisition contributions, further cost-reduction measures, improved category management and the operational excellence programmes that we have put in place in recent years.

In August, Europe Distribution acquired 75% of Sax Sanitair, a leading merchant in sanitary ware, heating and plumbing materials (SHAP) based in western Belgium. With nine branches across the east and west Flanders region, the acquisition is a further step in our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market. In December, we acquired a further 50% stake in the German-based Bauking distribution business raising our ownership from 48% to 98%. With 128 branches and annual sales of approximately €750 million, the business has grown both organically and through acquisition since our initial investment in 2005 and is a leading player in the German distribution market. This acquisition greatly strengthens our existing distribution position in Europe's largest construction market. During 2010 we sold our activities in the kitchen business in the German speaking part of Switzerland and our ironmongery distribution activities in the Netherlands.

Professional Builders Merchants (55% of EBITDA)

With 501 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. Benelux: Markets remained weak in 2010, resulting in a further sales decline. Operating profit was also lower but declined at a relatively slower pace than sales due to strict cost control and margin management. France: Sales stabilised at last year's level. Due to the restructuring actions that started in late 2009 we saw an improvement of our profitability. Switzerland: 2010 proved to be another stable year for Swiss market sales, with operating profit ahead of 2009 due to strong margin management and a better product mix. Austria: The turnaround in performance of this business which commenced in 2008 continued in 2010 resulting in a further increase in operating profit and margins. Germany: Builders Merchants sales in Germany were comparable to 2009 and particularly strong in the second half of 2010. Operating profit improved significantly, reflecting higher margins and successful cost control. Overall operating profit for Builders Merchants was ahead of 2009.

Sanitary, Heating and Plumbing (10% of EBITDA)

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2010 with robust sales and improved operating profit performance. Our 2010 acquisition in Belgium has performed strongly and has exceeded expectations.

DIY (35% of EBITDA)

Our DIY platform in Europe operates a network of 243 stores under four different brands. The Netherlands: Weakening consumer confidence, which became evident in the fourth quarter of 2009, began to impact the DIY businesses more severely in 2010. Despite further focus on efficient store operations and tight cost-control which enabled us to maintain gross margins, we were not able to fully compensate for the lagging sales performance. Belgium: Our network of 19 stores reported lower sales and operating profit due to weaker consumer confidence and demand. Germany: With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking's 51-store DIY network improved to a more satisfactory level. Portugal: The economic environment continued to be difficult and sales remained under pressure. Due to restructuring measures, operating profit was slightly better than in 2009. Spain: Market circumstances for our Spanish DIY operation in the Alicante/Valencia region remained very challenging throughout 2010 and we decided to exit this business which resulted in rationalisation and impairment charges. Overall DIY operating profit was well below 2009.

Outlook

We believe that certain markets will show an improved performance in 2011. We have favourable expectations for Germany and Austria as well as Switzerland. Also our businesses in France should be able to benefit from improving market conditions. For the Netherlands, the outlook remains weak.

After the restructuring initiatives, together with the commercial and operational excellence programmes introduced over the last two years, we expect to see improved trading results in 2011.

Americas Distribution Operations Review

Results

€ million	% Change	2010	2009	Total Change	Analysis of change: Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	**+6%**	**1,239**	1,173	**+66**	+2	+3	-	-	+61
EBITDA*	**+54%**	**60**	39	**+21**	+16	-	+3	-	+2
Operating profit*	**+147%**	**37**	15	**+22**	+18	-	+3	-	+1
EBITDA/sales		**4.8%**	3.3%						
Operating profit/sales		**3.0%**	1.3%						

** EBITDA and operating profit exclude profit on disposals*

Restructuring costs amounted to €1 million (2009: €4 million); no impairment charges were incurred in either 2010 or 2009

Americas Distribution, trading as Allied Building Products (Allied), experienced another challenging year in 2010. Activity levels in both segments of our business were impacted, but with the benefit of lower operating costs and stable gross margins, operating profit improved significantly from 2009.

Since 2008, Allied has closed or merged 27 locations, many in smaller markets, and added 3 locations. This process has provided an opportunity to evaluate Allied's market footprint and to position the business for future opportunities. In addition, the business has concentrated on purchasing and transportation initiatives, rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach has substantially benefited 2010 operating results.

Due to the continued downturn in the macroeconomic environment, Allied curtailed capital spending and kept development activity to a minimum; during 2010 we acquired one Exterior Products distributor in Sacramento, California.

In order to further penetrate the competitive marketplace, Allied launched a new product initiative in 2010. "TriBuilt Materials" was established to provide a proprietary private label brand of products sold exclusively through Allied's network of Exterior and Interior branches. This product initiative differentiates Allied in the market while building an exclusive brand identity. TriBuilt® enables Allied to vertically integrate many of its higher-margin items, simultaneously enhancing profit margins and purchasing efficiencies. As brand awareness expands within the contractor community, Allied will add more products to this profitable operating segment.

Exterior Products (85% of EBITDA)

Allied is one of the top three distributors in this segment in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Markets continue to be challenged as US shipments of asphalt roofing shingles declined further, down 8.5% on 2009, impacted by the historically low level of new housing starts. Despite this, solid performance from the Northeast, Mid-Atlantic, Upper Midwest and Colorado regions has enabled the Exterior Products division to experience sales growth and a good advance in operating profit for the year.

Interior Products (15% EBITDA)

This business area has low exposure to weather-driven replacement activity and is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market continued to decline as shipments of wallboard, one barometer of market activity, declined 9% in Allied's market areas. Despite a 12% decline in sales, operating performance stabilised due to a strong presence in Hawaii, the benefit of lower operating costs and the consolidation of smaller and underperforming locations.

Outlook

With an apparent stabilisation in new residential demand and increasing consumer confidence, we look to improved performance in our RMI-focussed Exterior Products business. However, a more challenging outlook for commercial construction is expected which will impact our Interior Products segment.

With the benefit of the consolidation and cost reduction measures outlined above, we are looking to a year of further progress in 2011.

Board of Directors

Back row, left to right:

M. Lee BE, FCA
Chief Executive

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 29 years' experience of the building materials industry and of CRH's international expansion. He was appointed Group Chief Executive with effect from 1 January 2009. (Aged 57).

U-H. Felcht *

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May of 2006, Chief Executive of Degussa AG, Germany's third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH, Chairman of the German rail company Deutsche Bahn AG and a member of the Supervisory Boards of Jungbunzlauer Holding AG and Süd-Chemie Aktiengesellschaft. (Aged 63).

N. Hartery * CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in June 2004. He was, until October 2008, Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States. He is a director of Musgrave Group plc and the Target Account Selling Group Limited and a former director of Eircom Limited. (Aged 59).

A. Manifold FCPA, MBA, MBS
Chief Operating Officer

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board with effect from 1 January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials. (Aged 48).

Centre row, left to right:

D.N. O'Connor * BComm, FCA

Dan O'Connor became a non-executive Director in June 2006. He is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a Senior Vice-President of GE. He was until October 2010 Executive Chairman of Allied Irish Banks, plc. (Aged 51).

K. McGowan *
Chairman

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc, Charles Schwab Worldwide Funds plc and Chairman of Business in the Community Ireland. He was Chief Executive of IDA Ireland (Ireland's inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 67).

J.W. Kennedy * MSc, BE, CEng, FIEE

John Kennedy became a non-executive Director in June 2009. He is Chairman of Wellstream Holdings plc, a company in the energy services field. In a 30 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited. He is also a past director of the UK Atomic Energy Authority. (Aged 60).

M.S. Towe
Chief Executive Officer, Oldcastle, Inc.

Mark Towe was appointed a CRH Board Director with effect from 31 July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. in July 2008. With approximately 40 years' experience in the building materials industry, he has overall responsibility for the Group's aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas. (Aged 61).

J.M. de Jong *

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is also a director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and KBC Bank N.V. (Aged 65).

Front row, left to right

J.M.C. O'Connor * BSoc. Sc., M.Soc. Sc., PhD

Joyce O'Connor became a non-executive Director in June 2004. She is the founder President and President Emeritus of the National College of Ireland. She currently chairs the Digital Futures Committee of the Institute of International and European Affairs. She is a board member of the Government Task Force on Active Citizenship and an Eisenhower Fellow. She is former chair of the Digital Hub Development Agency, the Expert Group on Mental Health Policy, the National Career Guidance Forum, the National Accreditation Committee for People with Disabilities and the Further Education and Training Awards Council (FETAC). (Aged 63).

W.P. Egan *

Bill Egan became a non-executive Director in January 2007. A United States citizen, he is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is a director of Cephalon, Inc. and the Irish venture capital company Delta Partners Limited. He also serves on the boards of several communications, cable and information technology companies. He is Past President and Chairman of the National Venture Capital Association. (Aged 65).

M. Carton MA, FCA
Finance Director

Maeve Carton was appointed Finance Director and became a CRH Board Director on 25 May 2010. Since joining CRH in 1988, she has held a number of roles in the Group Finance area and was appointed Group Controller in 2001 and Head of Group Finance in January 2009. She has broad-ranging experience of CRH's reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH's evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice. (Aged 52).

W.I. O'Mahony * BE, BL, MBA, FIEI

Liam O'Mahony joined CRH in 1971 and was appointed a Board Director in 1992. He held various senior management positions in the Group, including Managing Director, Republic of Ireland and UK Group companies, Chief Executive of American operations and Group Chief Executive. He retired as an executive at the end of 2008 and continued as a Board member in a non-executive capacity. He is Chairman of Smurfit Kappa Group plc and IDA Ireland and a director of Project Management Limited. (Aged 64).

Board Committees

	Length of service on Committee
Acquisitions	
K. McGowan, *Chairman*	*10 years*
M. Carton	*0.5 years*
M. Lee	*7 years*
A. Manifold	*2 years*
D.N. O'Connor	*4 years*
W.I. O'Mahony	*11 years*
Audit	
J.M. de Jong, *Chairman**	*7 years*
U-H. Felcht	*2.5 years*
D.N. O'Connor*	*4.5 years*
J.M.C. O'Connor	*6.5 years*
Finance	
K. McGowan, *Chairman*	*3.5 years*
M. Carton	*0.5 years*
U-H. Felcht	*3.5 years*
M. Lee	*7 years*
W.I. O'Mahony	*11 years*
Nomination & Corporate Governance	
K. McGowan, *Chairman*	*3.5 years*
W.P. Egan	*3.5 years*
N. Hartery	*6.5 years*
J.W. Kennedy	*1.5 years*
M. Lee	*2.5 years*
Remuneration	
N. Hartery, *Chairman*	*6.5 years*
W.P. Egan	*3.5 years*
J.W. Kennedy	*1.5 years*

Senior Independent Director:
N. Hartery

*Audit Committee Financial Expert

* Non-executive



Corporate Governance Report

CRH has primary listings on the Irish and London Stock Exchanges and its American Depository Shares are listed on the New York Stock Exchange (NYSE). The Directors are committed to maintaining the highest standards of corporate governance. Corporate governance is the system by which companies are directed and controlled. It is concerned with the way in which a board operates and sets the values for a company, rather than with the day to day operational management of a company by full time executives. This report describes how CRH applies the main and supporting principles of section 1 of the Combined Code on Corporate Governance (June 2008) (the 2008 Combined Code), published by the Financial Reporting Council in the UK.

This report also deals with the provisions introduced by the 2010 UK Corporate Governance Code (the 2010 Code), which, for CRH, replaced the 2008 Combined Code with effect from 1 January 2011. The 2008 Combined Code and the 2010 Code are collectively referred to as the Combined Code in the Report, where a provision is the same in both Codes. This Report also covers the disclosure requirements set out in the annex to the listing rules of the Irish Stock Exchange (the Irish Corporate Governance Annex), which supplements the 2010 Code with additional corporate governance provisions and is also effective, for CRH, from January 2011.

The Chairman's Statement on pages 8 and 9 contains further commentary in relation to the effective operation and composition/renewal of the Board and the importance placed on communication with shareholders.

Copies of the 2008 Combined Code and the 2010 Code can be obtained from the Financial Reporting Council's website, www.frc.org.uk. The Irish Corporate Governance Annex is available on the Irish Stock Exchange's website, www.ise.ie.

Board of Directors

Role

The Board is collectively responsible for the leadership, control, development and long-term success of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, the approval of financial statements, the annual budget, major acquisitions, significant capital expenditure and approval of strategic plans for the Group. The Group's strategy, which is reviewed by the Board regularly, and its business model are summarised on page 5.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. The roles of Chairman and Chief Executive are not combined and there is a clear division of responsibilities between them, which is set out in writing and has been approved by the Board. The Chief Executive is accountable to the Board for all authority delegated to executive management.

Non-executive Directors are expected to constructively challenge management proposals and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to input their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

The Board has also delegated some of its responsibilities to Committees of the Board. In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, responsibility for monitoring the effectiveness of the Group's risk management and internal control systems has been delegated to the Audit Committee. However, the Board has responsibility for determining the Group's 'risk appetite' and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors' and Officers' liability insurance policy in place, which provides the Directors with insurance in respect of certain legal actions taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors, considered by the Board to be independent, and that the Chairman be non-executive. At present, there are four executive and nine non-executive Directors. Biographical details, including each Director's date of appointment, are set out on page 34. While there is an ongoing process of planned refreshment and renewal, the Board considers the current size and composition of the Board to be within a range which is appropriate. The spread of nationalities of both the executive and non-executive Directors reflects the geographical reach of the Group and the Board considers that, between them, the Directors bring the appropriate balance of skills, knowledge and experience, from a wide range of industries and backgrounds, necessary to lead the Company. The Board is also sufficiently large to enable its committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. As outlined below, the Nomination & Corporate Governance Committee keeps the 'bench-strength' of the Board and the need for refreshment and renewal under review.

Directors are appointed for specified terms and subject to the Memorandum and Articles of Association of the Company.

Independence

The independence of Board members is considered annually. The Board is assisted in this by the corporate governance review carried out by the Senior Independent Director referred to in the *Performance appraisal and Board evaluation* section below, which addresses the independence of the individual members of the Board, and by the work of the Nomination & Corporate Governance Committee, which annually reviews each Board member's directorships and considers any relevant business relationships between Board members. The Board has concluded that all of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and the Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board considered the principles relating to independence contained in the Combined Code, the guidance provided by a number of shareholder voting agencies, and has taken the view that independence is determined by a Director's character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships. However, they also make clear that a Director may be considered independent notwithstanding the presence of one or more of these factors. The issue of the independence of individual Board members is dealt with further in the Chairman's Statement on page 9.

Chairman

Mr. Kieran McGowan has been Chairman of the Group since May 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management's plans for the Group and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 34), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

The Board has appointed Mr. Nicky Hartery as the Senior Independent Director. Mr. Hartery is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company's registered office and at the Annual General Meeting.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under company law. They can also avail of opportunities to attend scheduled meetings with the Group's major shareholders. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. Where required, Directors are provided with training tailored

to their needs. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

For newly appointed members of the Audit Committee, training arrangements include meeting with the key members of the external audit, internal audit and finance (Head Office and Divisional) teams and where required, relevant financial courses are provided.

Throughout the year, Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

Remuneration
Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors' Remuneration on pages 45 to 53. The 2010 Report will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 4 May 2011.

Share ownership and dealing
Details of the shares held by Directors are set out on page 47. CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the Irish Stock Exchange and the UK Listing Authority.

Performance appraisal and Board evaluation
The Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board, and its Committees and the performance of the Chairman. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director's report is a formal agenda item at a scheduled Board meeting each year.

A review of individual Directors' performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees for suitable arrangements to be put in place to address those needs.

The issue of external facilitation of the evaluation of Board effectiveness is dealt with in the section on the work of the Nomination & Corporate Governance Committee below.

Directors' retirement and re-election
Following a recommendation from the Nomination & Corporate Governance Committee, the Board has determined that all Directors should retire at each Annual General Meeting and submit themselves to shareholders for re-election, where applicable. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination & Corporate Governance Committee.

Board succession planning
The Board plans for its own succession with the assistance of the Nomination & Corporate Governance Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group.

The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings and time commitment
There were eight full meetings of the Board during 2010. Details of Directors' attendance at those meetings are set out in the table on page 40. Each year, additional meetings, to consider specific matters, are held when and if required.

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. In addition to the Group budget, trading results, large acquisitions, financial results and reports and regular Board matters, during the course of the year the Board receives updates on health and safety, with a particular focus on the Group's fatality elimination programme, environmental issues, the Company's investor relations programme, human resources and succession planning. In July, the Board meeting is held over two days, with the main focus being on Group strategy. Board papers are circulated to Directors in advance of meetings.

Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2010, these visits were to Switzerland and the New York area in the United States.

The non-executive Directors met three times during 2010 without executives being present.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman should be sought before accepting additional commitments that might impact adversely on the time they are able to devote as a non-executive Director of the Company.

Committees
The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the *Acquisitions Committee*, the *Audit Committee*, the *Finance Committee*, the *Nomination & Corporate Governance Committee* and the *Remuneration Committee*. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group's website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations, and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee, and each member's length of service, is set out on page 34. Attendance at meetings held in 2010 is set out in the table on page 40.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the *Acquisitions Committee* is to approve acquisitions and capital expenditure projects within limits agreed by the Board. During 2010, in line with the Group's ongoing portfolio review, the Committee's terms of reference were amended to authorise it to deal with disposals within agreed limits.

The *Audit Committee* consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O'Connor are the Committee's financial experts. It can be seen from the Directors' biographical details, appearing on page 34, that the members of the Committee bring to it experience and expertise from a wide range of industries, including the financial services sector.

The Committee met fourteen times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The Committee has agreed with the external auditors that they attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee. In addition, they have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

In 2010, the Committee reviewed, and discussed with management the content of, the Company's trading statements, interim management statements, the Company's 2009 preliminary results announcement/Annual Report and accounts, the 2009 Annual Report on Form 20-F, which is filed

annually with the United States Securities and Exchange Commission, and the interim report for the period ended 30 June 2010. In February, the Committee approved the annual internal audit plan and, in July, the external auditors presented their audit plans for the 2010 audit. Throughout the year, the Committee received reports and updates from the Head of Internal Audit in relation to internal audit reviews, Section 404 of the Sarbanes-Oxley Act 2002[1] and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

An assessment of the Internal Audit function was carried out in 2009. Such assessments are carried out periodically by management and validated by an independent third party assessor. No major weaknesses were identified, although a number of recommendations were made. The Committee received regular updates during 2010 on the status of the implementation of those recommendations.

Each year the Committee meets with the Finance Director of each of the Group's Divisions to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment and culture in each Division, co-ordination with the work of the external auditors and actions being taken to prevent fraud.

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. During the year, the Head of Internal Audit reviewed these savings and the related costs to implement, and has reported his findings to the Committee.

The Group incurred impairment charges of €87 million related to goodwill in 2010. During the year, the Committee reviewed the workings in relation to goodwill impairment testing and the sensitivity analysis referred to in note 15 to the financial statements.

In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, the Board has delegated responsibility for monitoring the effectiveness of the Group's risk management and internal control systems to the *Audit Committee*. Further details in relation to the Committee's work in this area are set out in the section on Risk Management and Internal Control on page 40.

The Committee regularly reviews the position in relation to the implementation of plans to mitigate the Group's pension scheme liabilities and receives updates from management in relation to compliance structures in place to ensure the Group complies with its obligations under competition and anti-corruption legislation throughout the world.

Under its terms of reference, the *Audit Committee* makes recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include the quality of reports provided to the *Audit Committee* and the Board and the quality of advice given; the level of understanding demonstrated of the Group's business and industry; the objectivity of the auditors' views on the financial controls around the Group and their ability to co-ordinate a global audit; and the results of formal evaluations of the auditors.

Ernst & Young have been the Group's auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group's external auditors. There are no contractual obligations which act to restrict the *Audit Committee*'s choice of external auditor. The Committee has decided that such evaluations should be carried out at least every five years, with periodic interim reviews, and monitors the implementation of the recommendations made as part of the evaluation process. The Committee considers the risk of their withdrawal from the market and the potential impact on the Group, were that eventuality to materialise.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include: seeking confirmation from the auditors that they are, in their professional judgement, independent from the Group; obtaining from the external auditors an account of all relationships between the auditors and the Group; monitoring the Group's policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit; monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence; considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence; and reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors may be required to audit their own work, participate in activities that would normally be undertaken by management; are remunerated through a 'success fee' structure, where success is dependent on the audit; or act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Group auditors undertaking non-audit work. The auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the *Audit Committee* or entered into pursuant to pre-approval policies and procedures established by the Committee. In 2010, the fees paid to Ernst & Young for non-audit work amounted to less than 30% of the consolidated audit fee. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the financial statements on page 71.

The Group audit engagement partner is replaced every five years.

The terms of reference of the *Audit Committee* were updated in December 2010 principally to reflect the Committee's increased responsibilities in relation to the monitoring of the Group's risk management and internal control systems.

The *Finance Committee*, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements:

- considers and makes recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group's financing arrangements;
- considers and makes recommendations to the Board in relation to dividend levels on the Ordinary shares;
- keeps the Board advised of the financial implications of Board decisions in relation to acquisitions;
- assists management, at their request, in considering any financial (including taxation) aspect of the Group's affairs.

The Nomination & Corporate Governance Committee (previously the Nomination Committee) consists of four independent non-executive Directors and the Chief Executive. In addition to its existing responsibilities in assisting the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group, the Committee's responsibilities were extended in July 2010 to keep corporate governance developments under review, recommend changes, where appropriate, to the Board, monitor compliance with governance codes and review the content of the Corporate Governance Report to shareholders.

The Committee's terms of reference were further amended in December 2010, principally to deal with new provisions introduced in 2010 in the UK Corporate Governance Code.

During 2010, the Committee recommended to the Board that the Company appoint an external service provider to facilitate the evaluation of the performance of the Board at least once every three years. This is intended to supplement existing processes and reviews carried out by the Chairman and the Senior Independent Director (as outlined in the *Performance appraisal and Board evaluation* section on the previous page of this Report). The Committee has recommended that the first evaluation be carried out in 2012. The Committee

[1] A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission's website, www.sec.gov.

will agree the terms of reference for such evaluation and will review the results. The Committee also considered the issue of the annual re-election of Directors and recommended to the Board that all Directors should retire at each Annual General Meeting and, where relevant, put themselves forward for re-election.

In considering the composition of the Board, the Committee assesses the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management. Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for a further period. The Committee keeps the tenure of Board members under review, with the aim of ensuring phased renewal and refreshment, particularly when a number of non-executive Directors are appointed in any one year. Over the past year, for example, the Committee considered and made recommendations to the Board in relation to the four Directors appointed in 2004. Following the 2011 Annual General Meeting, two Directors appointed in that year will remain on the Board.

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them. A recommendation is then made to the Board. No non-executive Director appointments were made to the Board during 2010.

As referred to above in the section on *Independence*, each year, the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

During the year, the Committee considered the outcome of the annual review carried out by the Senior Independent Director in relation to the performance of the Chairman, whose initial term of office was due to expire at the conclusion of the Annual General Meeting on 5 May 2010. The Committee, chaired by the Senior Independent Director for this purpose, recommended to the Board that Mr. McGowan's term of office as Chairman be extended for three years.

The *Remuneration Committee* consists of three non-executive Directors considered by the Board to be independent and is chaired by the Senior Independent Director. The Directors' biographical details, on page 34, demonstrate that the members of the Committee bring to it a wide range of experience in the area of senior executive remuneration in large organisations and public companies. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals.

In 2010, the Committee determined the salaries of the executive Directors and the level of awards made under the performance-related incentive plans, which were based on individual performance and measured targets. The Committee set the remuneration of the Chairman and reviewed the remuneration of senior management. It also approved the initial award of share options to the executive Directors and key management under the new Share Option Scheme, which was approved by shareholders in May 2010 (the 2010 Scheme), and the conditional allocation of shares under the Performance Share Plan. In addition, the Committee approved the partial release of awards made under the Performance Share Plan in 2007 and released deferred shares awarded in 2007.

The Committee oversees the preparation of the Report on Directors' Remuneration, which contains details on pages 45 to 53 of the Group's remuneration policy, the structure of executive Directors' remuneration, awards made under the Group's share incentive plans, the factors taken into account when assessing the level of vesting under the Performance Share Plan and executive Directors' pension arrangements.

During the year, the Committee Chairman and the Group Chairman met with the Irish Association of Investment Managers (IAIM) to discuss the views of the institution regarding remuneration developments generally and the performance criteria for the second grant of options under the 2010 Scheme. Further details in relation to the performance criteria for the 2010 Scheme are set out in the Report on Directors' Remuneration.

A Committee of the Chairman and the executive Directors makes recommendations to the Board in relation to the remuneration of the non-executive Directors. In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit was set by shareholders at the Annual General Meeting held in 2005.

On the recommendation of the *Nomination & Corporate Governance Committee*, the Committee's terms of reference were updated in 2010 to the effect that the Group's Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Accordingly, Mr. McGowan ceased to be a member of the Committee in 2010. He is consulted on remuneration matters and is invited to attend meetings of the Committee when appropriate.

Communications with Shareholders

Communications with shareholders are given high priority. There is regular dialogue with institutional shareholders and proxy voting agencies, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors' reactions to the announcements and their views on other issues. Interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. Development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

In addition to the normal programme of presentations and meetings with investors following results announcements, in November 2010 the Group organised an event for investors and analysts in London and held a similar event in New York. These two investor days afforded shareholders an opportunity to meet with management and discuss the Group's general strategy and other topical issues. Both investor days were attended by the Chairman. The Board received and considered reports on the issues raised by investors in the course of the presentations and meetings in 2010.

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges. Videos of key investor briefings are broadcast live and are made available as recordings in the Investor Relations section.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in governance, environmental (including climate change), health and safety and social performance is a daily key priority of line management. Group policies and implementation systems are summarised on page 6 and are described in detail in the CSR Report on the Group's website, www.crh.com. During 2010, CRH was again recognised, by several leading socially responsible investment (SRI) agencies, as being among the leaders in its sector in this area.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees. The Code is available on the Group's website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

Memorandum and Articles of Association

The Company's Memorandum of Association sets out the objects and powers of the Company. The Articles of Association detail the rights attaching to each share class; the method by which the Company's shares can be purchased or reissued; the provisions which apply to the holding of and voting at general meetings; and the rules relating to the Directors, including their appointment, retirement, re-election, duties and powers. Further details in relation to the purchase of the Company's own shares are included on page 43 of the Directors' Report.

In 2010, shareholders approved a resolution to update the Articles of Association and make them consistent with the Shareholder Rights (Directive 2007/36/EC) Regulations 2009.

Attendance at Board and Board Committee meetings during the year ended 31 December 2010

	Board		**Acquisitions**		**Audit**		**Finance**		**Nomination & Corporate Governace**		**Remuneration**	
	A	B	A	B	A	B	A	B	A	B	A	B
M. Carton*	5	5	3	3			2	2				
G.A. Culpepper**	3	3	1	1			4	4				
W.P. Egan	8	8							7	7	8	8
U-H. Felcht	8	7			14	9	6	6				
N. Hartery	8	8							7	6	8	8
J.M. de Jong	8	8			14	14						
J.W. Kennedy	8	8							7	7	8	8
M. Lee	8	8	4	4			6	6	7	7		
K. McGowan	8	8	4	4			6	6	7	7	7	7
A. Manifold	8	8	4	4								
T.V. Neill***	2	2	1	1					2	1	2	2
D.N. O'Connor	8	8	4	4	14	14						
J.M.C. O'Connor	8	8			14	11						
W.I. O'Mahony	8	8	4	3			6	5				
M.S. Towe	8	8										

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

** Appointed on 25 May 2010*

*** Resigned on 25 May 2010*

**** Retired on 5 May 2010*

A copy of the current Memorandum and Articles of Association can be obtained from the Group's website, www.crh.com.

General Meetings

The Company's Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. With the exception of one Director who was unable to attend due to flight disruption caused by volcanic ash from eruptions in Iceland, all Directors attended the 2010 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least twenty working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company's website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least twenty-one clear days' notice. An EGM to consider an ordinary resolution may, if the Directors deem it appropriate, be called at fourteen clear days' notice, provided shareholders have passed a special resolution to permit this at the immediately preceding AGM and the Company continues to allow shareholders to vote by electronic means.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

The Group's website, www.crh.com, contains answers to questions frequently asked by shareholders, including questions regarding shareholder rights in respect of general meetings. The FAQs can be accessed in the Investor Relations section of the website under "Shareholder Services".

Risk Management and Internal Control

As referred to above, in accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, with effect from January 2011, the Board has delegated responsibility for the monitoring of the effectiveness of the Group's risk management and internal control systems to the Audit Committee. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined in the Directors' Report on pages 42 and 43) is in accordance with the updated Turnbull guidance *(Internal Control: Revised Guidance for Directors on the Combined Code)* published in October 2005. The process has been in place throughout

the accounting period and up to the date of approval of the Annual Report and financial statements.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board and Audit Committee receive on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks and consider whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system and meets with the Chairman of the Remuneration Committee annually to ensure that the Group's remuneration policies and structures are in line with the Group's 'risk appetite' (which the Board has determined to be low). The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The consolidated financial statements are prepared subject to oversight and control of the Group Finance Director, ensuring correct data is captured from group locations and all required information for disclosure in the consolidated financial statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminations and other adjustments. The Annual Report and consolidated financial statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its terms of reference, they have reviewed the effectiveness of the Group's risk management and internal control systems up to and including the date of approval of the financial statements. This had regard to all material controls, including financial, operational and compliance controls, that could affect the Group's business.

Going Concern

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's Review on pages 11 to 13. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 15 to 17. In addition, notes 21 to 25 to the financial statements include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully.

The Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

In the period under review, CRH complied with the provisions set out in Section 1 of the 2008 Combined Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Substantial Holdings

As at 28 February 2011, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding/ Voting Rights	%
Capital Research and Management Company (CRMC) including GFA*	69,367,916	9.78%
BlackRock, Inc.**	28,235,082	3.98%
UBS AG	26,380,604	3.72%
Norges Bank (The Central Bank of Norway)	21,707,149	3.06%

** In early 2010, CRMC advised the Company that, with effect from 1 January 2010, it had been granted proxy voting authority by various Capital Group funds, including the Growth Fund of America (GFA), which previously voted independently from CRMC.*

On 17 February 2011, GFA notified the Company that its holding of shares was 21,114,087 shares (2.97% of the issued share capital). The notification re-stated that proxy rights in relation to its holding had been granted to CRMC, its investment adviser.

*** BlackRock, Inc. has advised that their interests in CRH shares arise by reason of discretionary investment management arrangements entered into by them or their subsidiaries.*

Directors' Report

The Directors submit their report and financial statements for the year ended 31 December 2010.

Accounts and Dividends

Sales revenue for 2010 of €17.2 billion was broadly in line with last year (2009: €17.3 billion). Profit before tax amounted to €534 million, a decrease of €198 million (27%) on 2009. After providing for tax, Group profit for the financial year amounted to €439 million (2009: €598 million). Basic earnings per share amounted to 61.3c compared with 88.3c in the previous year, a reduction of 31%.

An interim dividend of 18.5c (2009: 18.5c) per share was paid in October 2010. It is proposed to pay a final dividend of 44.0c per share on 9 May 2011 to shareholders registered at close of business on 11 March 2010. This gives a total dividend of 62.5c for the year, in line with 2009. Shareholders will have the option of receiving new shares in lieu of cash dividends.

Other net income recognised directly within comprehensive income in the year amounted to €500 million (2009: expense of €130 million).

Some key financial performance indicators are set out in the Finance Review on pages 15 to 17. The financial statements for the year ended 31 December 2010 are set out in detail on pages 56 to 109.

Books and Records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990, are kept by the Company. The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business Review

Development activity
Acquisition and investment spend in 2010 amounted to approximately €0.57 billion which included 28 traditional bolt-on acquisitions. In addition to the €121 million purchase of an additional 50% of Bauking, the Group's distribution joint venture in Germany, bringing CRH's stake in this business to 98%, the Group completed a series of transactions which offer good value and returns, expanding in particular CRH's materials footprints in Switzerland and the United States, and invested further in China where our associate continued to expand its position.

Results for 2010
Trading in the first half of 2010 was especially difficult, with weather conditions in the early months even more severe than in the weather-affected first quarter of 2009. Reported sales revenues for the first half declined by 8% (10% excluding acquisition and exchange translation effects), EBITDA fell 20% and operating profit and profit before tax were down 51% and 77% respectively. The second half of 2010 showed a moderation in the rate of decline. Second-half sales were ahead of the second half of 2009 (down 3.5% excluding acquisition and translation effects), while EBITDA declined by 5% with operating profit down 19% and profit before tax 18% lower than the second half of 2009.

Full-year operating profit for the Group declined by 27% in 2010 to €698 million. In CRH's European segments operating profit declined by €113 million to €397 million, a decrease of 22%. In the Americas, operating profit fell by €144 million (32%) to €301 million; this decline is net of the positive €28 million exchange impact as a result of the stronger average US$/€ in 2010, and in US Dollar terms operating profit declined 36%. Overall operating profit margin for the Group decreased to 4.1% (2009: 5.5%). Profit on disposal of non-current assets at €55 million was ahead of 2009 (€26 million). Comprehensive reviews of the development and financial and operating performance of the Group during 2010 are set out in the Chief Executive's Review on pages 11 to 13, the Finance Review on pages 15 to 17 - which includes Key Financial Performance Indicators on page 16 - and the separate Operations Reviews for each of the business segments on pages 22 to 33. The treasury policy and objectives of the Group are summarised in the Finance Review and set out in detail in note 21 to the financial statements.

As set out in the Corporate Social Responsibility (CSR) section on pages 6 and 7, the Group is fully committed to operating ethically and responsibly in all aspects of its business relating to employees, customers, neighbours and other stakeholders. Details of CRH's policies and performance relating to the environment & climate change, health & safety and social performance matters are set out in the separately published annual CSR Reports which are available on the Group's website at www.crh.com.

Future development
Management remains firmly concentrated on operational delivery and development activity continues to be focussed on acquisition opportunities that offer compelling value and exceptional strategic fit. With the pick-up in development activity in the second half of 2010 and an increasing flow of opportunities under consideration, the Group is positive about the potential for increased acquisition spending as we move into 2011 and the Group has the capacity to capitalise on these opportunities.

The Group's strategy and its business model are summarised on page 5.

Events since the end of the financial year
No important events have occurred since the end of the financial year which would have a material effect on the Group's results for the year ended 31 December 2010 or on its financial position at that date, or which would have a significant impact on the Group's operations or outlook for 2011.

Outlook 2011

The rate of decline in like-for-like Group revenues moderated progressively through the second half of 2010 with third and fourth quarter falls of 4% and 2% respectively. Revenues to date in 2011 show a good improvement on 2010, although being early in the year these trends must be regarded with caution particularly against the background of the very severe weather conditions experienced in early 2010.

In Europe, the outlook for our markets in Ireland and the Iberian Peninsula remains extremely challenging. However, we expect good 2011 demand growth in Finland, Poland, Germany, Switzerland and Austria with the outlook being somewhat flatter in the UK, Benelux and France. In the United States, there is continuing evidence that new residential construction activity has bottomed. Recent non-residential indicators suggest a return to growth in 2012, meanwhile we expect to see further, though moderating, declines in this sector in 2011. We expect that the current US Federal budgetary deadlock will be resolved over the coming weeks providing more certainty regarding highway funding levels for 2011. Against this background, we expect that volumes in our public infrastructure end-use markets are likely to be slightly down in 2011. Our interests in China and Turkey should see further progress in 2011, while cement pricing in India is likely to remain challenging.

Overall demand across the Group appears to have stabilised in the past three months and, assuming no major market dislocations, we believe that it is reasonable to look forward to like-for-like revenue growth for 2011 as a whole. The level of price progress achieved in 2011 will be key to revenue growth and to the recovery of higher input costs. Acquisitions completed over the last eight months are expected to add to the Group's performance in 2011 and with a strong balance sheet we have the capacity, where we see value, to capitalise on a growing pipeline of opportunities. With significant adjustments to our cost and operational base over the past three difficult years, we look to a year of progress in 2011 and to stronger upward momentum thereafter.

Principal Risks and Uncertainties

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group's operations and the Group's decentralised organisational structure, are as follows:

Economic, strategic and operational

- CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group's products in areas affected by adverse weather conditions. Financial performance is also impacted by government funding programmes (largely for infrastructure) and volatility in fuel and other commodity/raw material prices. The adequacy and timeliness of management response to unfavourable events (including, in particular, changes in volumes and prices) is critical.
- As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory

requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

- CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.
- Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.
- Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.
- CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.
- Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Financial and reporting

- CRH uses financial instruments throughout its businesses thus giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise its existing debt capacity or otherwise obtain financing for the Group's operations.
- CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.
- In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.
- CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.
- Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Compliance and regulatory

- CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.
- CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

As demonstrated by CRH's proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the Risk Management and Internal Control section of the Corporate Governance Report on pages 40 and 41.

Report on Directors' Remuneration

Resolution 3 to be proposed at the Annual General Meeting deals with the Report on Directors' Remuneration, as set out on pages 45 to 53, which the Board has decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice and the Directors believe that the resolution will afford shareholders an opportunity to have a 'say on pay'.

Board of Directors

Mr. T.V. Neill retired from the Board on 5 May 2010.

Mr. G.A. Culpepper resigned from the Board on 25 May 2010.

Ms. M. Carton was appointed to the Board on 25 May 2010.

Ms. J.M.C. O'Connor will retire from the Board at the Annual General Meeting to be held on 4 May 2011.

Under the Company's Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the Annual General Meeting following their appointment and all the Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the 2010 UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at the 2011 Annual General Meeting and offer themselves for re-election.

Disapplication of Pre-emption Rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares (including Treasury Shares) having a nominal value of €12,214,000, representing 5% approximately of the issued Ordinary/Income share capital at 28 February 2011. This authority will expire on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

Purchase of Own Shares

On 3 January 2008, the Company announced the introduction of a share repurchase programme of up to 5% of the 547,227,194 Ordinary/Income Shares, with a nominal value of €0.32/€0.02 respectively, then in issue and the intention to hold the repurchased shares as Treasury Shares. Under the programme, the termination of which was announced in November 2008, 18,204,355 Ordinary/Income Shares were purchased, equivalent to 3.3% of the Ordinary Shares in issue at 31 December 2007, at an average price of €22.30 per share. During 2010, 2,981,725 (2009: 3,864,805) Treasury Shares were reissued under the Group's Share Schemes. As at 28 February 2011, 9,354,981 shares were held as Treasury Shares, equivalent to 1.30% of the Ordinary Shares in issue (excluding Treasury Shares).

Special resolutions will be proposed at the Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/Income Shares in issue at the date of the Annual General Meeting and in relation to the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, the authorities will expire on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

The minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days. As at 28 February 2011, options to subscribe for a total of 24,719,175 Ordinary/Income Shares are

outstanding, representing 3.48% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/Income Shares was used in full, the options would represent 3.87%.

The Directors do not have any current intention of exercising the power to purchase the Company's own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

Notice Period for Extraordinary General Meetings

Resolution 9 to be proposed at the Annual General Meeting is a special resolution, which seeks shareholders' approval to maintain the existing authority in the Articles of Association that permits the Company to convene an extraordinary general meeting on fourteen clear days' notice where the purpose of the meeting is to consider an ordinary resolution. If approved, it is the intention of the Directors only to utilise this authority where they consider it to be in the best interests of the Company and its shareholders.

Corporate Governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the provisions of the Combined Code on Corporate Governance (June 2008), which applied to the Company in 2010, the Group's risk management and internal control systems and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 40 and 41. For the purpose of Statutory Instrument 450/2009 European Communities (Directive 2006/46) Regulations 2009, as amended by SI 83/2010 European Communities (Directive 2006/46/EC) (Amendment) Regulations 2010, the Corporate Governance Report is deemed to be incorporated in this part of the Directors' Report.

Details of the Company's employee share schemes and capital structure can be found in notes 8 and 29 to the financial statements on pages 73 to 75 and 100 to 102 respectively.

Regulation 21 of SI 255/2006 EC (Takeover Directive) Regulations 2006

For the purpose of Regulation 21 of Statutory Instrument 255/2006 EC (Takeover Directive) Regulations 2006, the information on the Board of Directors on page 34, share option schemes, savings-related share option schemes and the Performance Share Plan in note 8, share capital in note 29 and the Report on Directors' Remuneration on pages 45 to 53 are deemed to be incorporated in this part of the Directors' Report. The Company's Memorandum and Articles of Association, which set out the rules that apply in relation to the appointment and replacement of Directors and the amendment of the Articles of Association, are also deemed to be incorporated in this part of the Directors' Report.

The Company has certain banking facilities which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company's share option schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

SI 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the report on Corporate Social Responsibility as published on the CRH website is deemed to be incorporated in this part of the Directors' Report, together with the following sections of this annual report: the Chairman's Statement on pages 8 and 9, the Chief Executive's Review on pages 11 to 13, the Finance Review on pages 15 to 17, the Operations Reviews on pages 22 to 33, the details of earnings per Ordinary Share in note 13 to the financial statements, details of derivative financial instruments in note 24, the details of the reissue of Treasury Shares in note 29 and details of employees in note 7.

The Directors, whose names are listed on page 34, confirm that to the best of their knowledge, the annual report and the financial statements, prepared in accordance with International Financial Reporting Standards (as defined in the Accounting Policies section on pages 60 to 66), give a true and fair view of the assets, liabilities, financial position and the profit and loss of the Company and the undertakings included in the consolidation. It also includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation, taken as a whole, together with a description of the principal risks and uncertainties that they face.

Subsidiary, Joint Venture and Associated Undertakings

The Group has over 1,100 subsidiary, joint venture and associated undertakings. The principal ones as at 31 December 2010 are listed on pages 114 to 121.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the Notice of Meeting set out on pages 126 and 127.

Your Directors believe that the resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the resolutions. Your Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 28 February 2011, to 1,616,683 Ordinary Shares, representing approximately 0.23% of the issued Ordinary share capital of your Company.

On behalf of the Board,
K. McGowan, M. Lee,
Directors
28 February 2011

Report on Directors' Remuneration

The Remuneration Committee

The Remuneration Committee of the Board consists of independent non-executive Directors of the Company. Under its terms of reference, which are available on the Group's website www.crh.com, the Remuneration Committee is responsible for determining the Group's policy on executive remuneration and considering and approving salaries and other terms of the remuneration packages for the executive Directors. The Remuneration Committee also recommends and monitors the level and structure of remuneration for senior management. It receives advice from leading independent firms of compensation and benefit consultants, when necessary, and the Chief Executive attends meetings except when his own remuneration is being discussed. Further details regarding the members of the Remuneration Committee, including their length of service and biographies are set out on page 34.

Remuneration Policy

CRH is an international group of companies, with activities in 35 countries. CRH's policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

Executive Directors must be properly rewarded and motivated to perform in the long-term interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area. In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope, trends in executive remuneration generally, in each of the regions in which the Company operates, and the EU Commission's recommendations on remuneration in listed companies. Extensive reviews of the structure of executive remuneration were carried out in 2005 and in 2009.

The EU Commission's recommendations were published in December 2004 in a document entitled "fostering an appropriate regime for the remuneration of the directors of listed companies" and those recommendations were supplemented by additional recommendations issued in 2009. The Remuneration Committee supports the general objectives of the EU's recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report and in the Corporate Governance Report in relation to the composition of the Remuneration Committee, the Group's remuneration policy, the elements of executive Directors' remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a 'say on pay' and, accordingly, at the 2010 Annual General Meeting, the 2009 Report on Directors' Remuneration was presented to shareholders for the purposes of an advisory vote. 98.5% of the votes on this resolution were cast in favour. A number of the EU Commission's recommendations, some of which are the subject of on-going consideration at government level and in investment associations, have not been implemented by the Remuneration Committee. Those areas will continue to receive the Remuneration Committee's active consideration and their relevance and practicality in the business context in which CRH operates will be assessed on an on-going basis.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH's strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, pension arrangements and participation in the performance share and share option plans. It is policy to grant participation in these plans to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities. The Chairman of the Remuneration Committee meets with the Audit Committee annually to review the Group's remuneration structures and ensure they are in line with its risk policies and systems.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 7,000 employees of all categories who are shareholders in the Group.

Executive Directors' Remuneration

Basic salary and benefits
The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to relocation costs, the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related incentive plan
The performance-related incentive plan is based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and cash flow generation and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The four components of the plan are:

(i) Individual performance

(ii) Profit before tax and earnings per share growth targets

(iii) Cash flow generation targets

(iv) Return on net assets targets

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years (Deferred Shares), with the individual not becoming beneficially entitled to the Deferred Shares in the event of departure from the Group in certain circumstances during that time period. Deferred Shares are awarded in respect of the portion of any bonus payout that exceeds target performance. The principal objective of the deferral element is to tie a portion of the annual award to the longer-term performance of the CRH share price. In 2010, the Remuneration Committee authorised the release of Deferred Shares awarded to Mr. Lee in 2007.

In addition to the annual performance incentive plan, the Chief Executive, Mr. Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which the earnings are provided for under the plan are set out in note 2 to the table of Directors' Remuneration on page 48.

Performance Share Plan/Share Option Scheme
Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index.

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse, if over the three-year period, CRH's TSR is below the median of the peer group/index; 30% of the award vests if CRH's performance is equal to the median while 100% vests if CRH's performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis.

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. The circular issued in 2006 in connection with the proposed adoption of the Performance Share Plan advised shareholders that the "Committee may modify the EPS performance condition if, following agreement with the Irish Association of Investment Managers, it is satisfied that there are valid reasons to do so or where such requirement has ceased to be a requirement of the Irish Association of Investment Managers". In 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the Remuneration

Committee in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the Performance Share Plan were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the Remuneration Committee had confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2010, the Remuneration Committee determined that 50% of the award made under the Performance Share Plan in 2007 had vested. The Company's TSR performance, which was verified by the Remuneration Committee's remuneration consultants, was greater than the 75th percentile referred to above when assessed against the building materials sector, while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination, the Remuneration Committee satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

The peer group against which Performance Share Plan performance was measured for the 2007 award was:

Boral	Kingspan Group
Buzzi Unicem	Lafarge
Cemex	Martin Marietta Materials
Ciments Francais	
Cimpor	Saint Gobain
Grafton Group	Titan Cement
Heidelberg Cement	Travis Perkins
Holcim	Vulcan Materials
Home Depot	Weinerberger
Italcementi	Wolseley

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page 51.

With the introduction of the Performance Share Plan, the Remuneration Committee decided that no further Second Tier share options should be granted under the 2000 Share Option Scheme, which was then in operation; however, Basic Tier options continued to be issued.

2010 Share Option Scheme
At the 2010 Annual General Meeting, shareholders approved the introduction of a new share option scheme (the 2010 Scheme). The first grant of options under the 2010 Scheme was made in May 2010. It is intended that options will be granted annually, ensuring a smooth progression over the life of the scheme, and that the second and future grants will be made after the final results announcement, ensuring transparency. Options are granted at the market price of the Company's shares at the time of grant.

The 2010 Scheme is based on one tier of options with a single vesting test. The performance criteria for the scheme are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependant on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considers the overall results of the Group. Performance targets for the initial grant of options were agreed with the IAIM, which also approved the Scheme, and are as follows:

- the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;
- 20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;
- subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

It was indicated in the circular to shareholders in connection with the introduction of the 2010 Scheme, that, for the most senior executives in the Group, the combination of awards under CRH's share incentive plans would be biased towards the TSR-based Performance Share Plan. Awards in 2010 were made on this basis. The maximum allocation to any executive under the 2010 Scheme was 150% of basic salary; the maximum allowable under the rules is 200% of salary (including bonus and benefits-in-kind).

The Remuneration Committee has authority to set appropriate performance criteria for each grant. For the proposed 2011 grant, it is intended to again apply the criteria set out above. The Remuneration Committee believes that this will continue to closely align management with shareholder goals as well as fostering the attainment of superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation. The IAIM was consulted on this proposal and have confirmed their agreement to the Remuneration Committee.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme. A summary of the principal features of the 2010 Scheme was included in the circular sent to all shareholders with the Notice of the 2010 Annual General Meeting. The circular is available on the CRH website, www.crh.com.

The percentage of share capital which can be issued under CRH share schemes, and individual share participation limits, comply with institutional guidelines.

Non-executive Directors' Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from the Remuneration Committee in respect of the Chairman and in respect of the non-executive Directors from a committee of the Chairman and the executive Directors. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company's performance-related incentive plans or share schemes.

Pensions

Ms. Carton, Mr. Lee and Mr. Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Ms. Carton, Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee decided that Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to the Group. Both have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2010 are detailed in note (ii) on page 49.

Ms. Carton continued to participate during 2010 in a defined benefit plan.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board's policy that non-executive Directors do not receive pensions.

Directors' Service Contracts

No executive Director has a service contract extending beyond twelve months. No Director has a service contract that provides for any benefits on termination of employment.

Directors' Remuneration and Interests in Share Capital

Details of Directors' remuneration charged against profit in the year are given in the table on the next page.

Details of individual remuneration and pension benefits for the year ended 31 December 2010 are given on page 49. Directors' share options are shown on pages 52 and 53 and Directors' shareholdings are shown below.

Directors' interests in share capital at 31 December 2010

The interests of the Directors and Secretary in the shares of the Company as at 31 December 2010, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31 December 2010**	31 December 2009
Directors		
M. Carton	**38,521**	38,503*
W.P. Egan	**16,427**	16,427
- Non-beneficial	**12,000**	12,000
U-H. Felcht	**1,285**	1,285
N. Hartery	**1,285**	1,285
J.M. de Jong	**14,036**	13,502
J.W. Kennedy	**1,009**	1,009
M. Lee	**348,340****	323,027**
K. McGowan	**22,001**	21,344
A. Manifold	**21,525**	11,790
D.N. O'Connor	**15,328**	15,040
J.M.C. O'Connor	**2,851**	2,763
W.I. O'Mahony	**1,089,431**	1,089,431
M.S. Towe	**44,644**	34,420
Secretary		
N. Colgan	**11,348**	10,527
	1,640,031	1,592,353

There were no transactions in the above Directors' and Secretary's interests between 31 December 2010 and 28 February 2011.

Of the above holdings, the following are held in the form of American Depository Receipts:

	31 December 2010	31 December 2009
W.P. Egan	**10,000**	10,000
- Non-beneficial	**12,000**	12,000
M.S. Towe	**3,397**	3,397

* Holding as at date of appointment.

** Excludes awards of Deferred Shares, details of which are shown on page 50.

Directors' Remuneration

Notes		2010 €000	2009 €000
	Executive Directors		
	Basic salary	**3,443**	3,384
	Performance-related incentive plan		
	– cash element	**952**	964
	– deferred shares element	**-**	-
	Retirement benefits expense	**1,602**	1,462
	Benefits	**164**	397
1		**6,161**	6,207
2	Provision for Chief Executive long-term incentive plan	**460**	460
	Total executive Directors' remuneration	**6,621**	6,667
	Average number of executive Directors	**4.00**	4.00
	Non-executive Directors		
	Fees	**635**	646
	Other remuneration	**667**	672
	Total non-executive Directors' remuneration	**1,302**	1,318
	Average number of non-executive Directors	**9.34**	9.50
3	Payments to former Directors	**56**	59
	Total Directors' remuneration	**7,979**	8,044

Notes to Directors' remuneration

1 See analysis of 2010 remuneration by individual on page 49.

2 As set out on page 45, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

3 Consulting and other fees paid to a number of former Directors.

Individual remuneration for the year ended 31 December 2010

	Basic salary and fees	Incentive Plan		Retirement benefits expense	Other remuneration	Benefits	Total 2010	Total 2009
		Cash element (i)	Deferred shares (i)	(ii)	(iii)	(iv)		
	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors								
M. Carton (v)	321	80	-	80	-	8	489	-
G.A. Culpepper (v)	267	67	-	7	-	40	381	1,087
M. Lee	1,150	288	-	980	-	25	2,443	2,455
A. Manifold	800	200	-	354	-	31	1,385	1,236
M.S. Towe	905	317	-	181	-	60	1,463	1,429
	3,443	952	-	1,602	-	164	6,161	6,207
Non-executive Directors								
W.P. Egan	68	-	-	-	52	-	120	120
U-H. Felcht	68	-	-	-	37	-	105	105
N. Hartery	68	-	-	-	53	-	121	115
J.M. de Jong	68	-	-	-	71	-	139	139
J.W. Kennedy (vi)	68	-	-	-	22	-	90	45
K. McGowan	68	-	-	-	337	-	405	405
T.V. Neill (vii)	23	-	-	-	13	-	36	105
D.N. O'Connor	68	-	-	-	22	-	90	90
J.M.C. O'Connor	68	-	-	-	22	-	90	90
W.I. O'Mahony	68	-	-	-	38	-	106	104
	635	-	-	-	667	-	1,302	1,318

(i) **Performance-related Incentive Plan** Under the executive Directors' incentive plan for 2010, a bonus is payable for meeting clearly defined and stretch profit/cash flow targets and strategic goals. The structure of the 2010 incentive plan is set out on page 45. The 2010 plan payout levels reflect the strong delivery under the cash generation component. For 2010 the bonus is payable entirely in cash.

(ii) **Retirement benefits expense** The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee has decided that executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Mr. Lee and Mr. Manifold chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. For 2010 the compensation allowances amount to €980,000 (2009: €980,000) for Mr. Lee and €354,081 (2009: €195,000) for Mr. Manifold. Ms. Carton continued to participate in a defined benefit plan.

(iii) **Other remuneration** *Non-executive Directors:* Includes remuneration for Chairman and Board Committee work and in the case of Mr. O'Mahony also includes payment for services unrelated to Board and Committee work.

(iv) **Benefits** These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.

(v) Ms. M. Carton became a Director on 25 May 2010 while Mr. G.A. Culpepper resigned as a Director on the same date and as an executive on 30 June 2010.

(vi) Mr. J. W. Kennedy became a Director on 24 June 2009.

(vii) Mr. T.V. Neill retired on 5 May 2010.

Pension entitlements – defined benefit

	Increase in accrued personal pension during 2010 (i) €000	Transfer value of increase in dependants' pension (i) €000	Total accrued personal pension at year-end (ii) €000
Executive Directors			
M. Carton	**7**	**98**	**266**
M. Lee	**-**	**56**	**287**
A. Manifold	**-**	**34**	**273**

(i) As noted on page 46, the pensions of Mr. Lee and Mr. Manifold have been capped in line with the provisions of the Finance Act 2006. However, dependants' pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2009 in the event of Mr. Lee or Mr. Manifold leaving service.

(ii) The accrued pensions shown in respect of Ms. Carton, Mr. Lee and Mr. Manifold are those which would be payable annually from normal retirement date.

Pension entitlements – defined contribution

The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plans for Mr. G.A. Culpepper and Mr. M.S. Towe are as follows:

	As at 31 December 2009 €000	2010 contribution €000	2010 notional interest €000 (iii)	Translation adjustment €000	As at 31 December 2010 €000
Executive Directors					
G.A. Culpepper (iv)	**337**	**5**	**8**	**25**	**375**
M.S. Towe	**914**	**178**	**55**	**70**	**1,217**

(iii) Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5% is credited to the above plans.

(iv) Following his resignation as an executive the accumulated liability above in respect of Mr. Culpepper was discharged in February 2011.

Deferred Shares (v)

	Number at 31 December 2009	Awards of Deferred Shares during 2010	New Shares allotted under the Scrip Dividend Scheme during 2010	Released during 2010	Number at 31 December 2010	Release date
Executive Directors						
M. Lee	7,994	-	-	7,994	-	
	10,129	-	320	-	10,449	March 2011
	18,123	**-**	**320**	**7,994**	**10,449**	

(v) Under the executive Directors' incentive plan, up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

Directors' awards under the Performance Share Plan (i)

		31 December 2009	Granted in 2010	Released in 2010 (ii)	Lapsed in 2010 (ii)	31 December 2010	Performance period	Release date	Market price in euro on award (iii)
M. Carton	(iv)	4,436	-	-	-	4,436	01/01/08 - 31/12/10	March 2011	23.45
		14,000	-	-	-	14,000	01/01/09 - 31/12/11	March 2012	17.00
		-	10,000	-	-	10,000	01/01/10 - 31/12/12	March 2013	18.51
		18,436	**10,000**	**-**	**-**	**28,436**			
G.A. Culpepper	(v)	9,981	-	4,990	4,991	-			
		12,199	-	-	12,199	-	01/01/08 - 31/12/10	March 2011	23.45
		47,500	-	-	47,500	-	01/01/09 - 31/12/11	March 2012	17.00
		-	42,500	-	42,500	-	01/01/10 - 31/12/12	March 2013	18.51
		69,680	**42,500**	**4,990**	**107,190**	**-**			
M. Lee		19,962	-	9,981	9,981	-			
		27,725	-	-	-	27,725	01/01/08 - 31/12/10	March 2011	23.45
		70,000	-	-	-	70,000	01/01/09 - 31/12/11	March 2012	17.00
		-	75,000	-	-	75,000	01/01/10 - 31/12/12	March 2013	18.51
		117,687	**75,000**	**9,981**	**9,981**	**172,725**			
A. Manifold		16,635	-	8,317	8,318	-			
		27,725	-	-	-	27,725	01/01/08 - 31/12/10	March 2011	23.45
		47,500	-	-	-	47,500	01/01/09 - 31/12/11	March 2012	17.00
		-	55,000	-	-	55,000	01/01/10 - 31/12/12	March 2013	18.51
		91,860	**55,000**	**8,317**	**8,318**	**130,225**			
M.S. Towe		18,853	-	9,426	9,427	-			
		23,289	-	-	-	23,289	01/01/08 - 31/12/10	March 2011	23.45
		76,000	-	-	-	76,000	01/01/09 - 31/12/11	March 2012	17.00
		-	60,000	-	-	60,000	01/01/10 - 31/12/12	March 2013	18.51
		118,142	**60,000**	**9,426**	**9,427**	**159,289**			

(i) **Performance Share Plan** This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2011, March 2012 and March 2013 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on page 45.

(ii) On 4 March 2010, the Remuneration Committee determined that 50% of the 2007 award vested and that portion of the award was released to participants. The balance of the 2007 award lapsed.

(iii) The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €33.55 per share on 11 April 2007 in respect of part of the 2007 award. No shares were purchased in respect of the 2008, 2009 or 2010 awards. No dividends are payable on these shares until such time as they are released to plan participants.

(iv) Ms. Carton became a Director on 25 May 2010. The opening balances above relate to the position at date of appointment.

(v) Mr. Culpepper resigned as a Director on 25 May 2010 and from the Group on 30 June 2010. As a result his outstanding 2008, 2009 and 2010 awards lapsed during the year.

Report on Directors' Remuneration continued

Directors' interests

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

								Options exercised during 2010	
	31 December 2009	Granted in 2010	Lapsed in 2010	Exercised in 2010	31 December 2010		Weighted average option price at 31 December 2010 €	Weighted average exercised price €	Weighted average market price at date of exercise €
M. Carton *	55,831	-	-	-	55,831	(c)	25.75	-	-
	39,924	-	-	-	39,924	(d)	14.97	-	-
	-	35,000	-	-	35,000	(e)	18.39	-	-
	1,752	-	-	-	1,752	(f)	18.39	-	-
G.A. Culpepper **	18,262	-	-	18,262	-	(b)	-	16.24	18.78
	148,673	-	115,403	33,270	-	(c)	-	13.52	16.06
	72,085	-	38,815	33,270	-	(d)	-	13.47	18.78
M. Lee	3,580	-	-	3,580	-	(b)	-	15.56	16.88
	318,435	-	-	-	318,435	(c)	19.32	-	-
	138,625	-	-	-	138,625	(d)	14.86	-	-
	-	85,000	-	-	85,000	(e)	18.39	-	-
	1,752	-	-	-	1,752	(f)	18.39	-	-
A. Manifold	166,445	-	-	-	166,445	(c)	21.97	-	-
	48,796	-	-	-	48,796	(d)	14.65	-	-
	-	60,000	-	-	60,000	(e)	18.39	-	-
	1,752	-	-	-	1,752	(f)	18.39	-	-
W.I. O'Mahony	121,746	-	-	121,746	-	(a)	-	15.56	18.81
	60,873	-	-	60,873	-	(b)	-	15.56	18.81
	576,680	-	-	-	576,680	(c)	18.31	-	-
	277,250	-	-	-	277,250	(d)	16.99	-	-
M.S. Towe	243,981	-	-	-	243,981	(c)	20.26	-	-
	155,260	-	-	-	155,260	(d)	14.80	-	-
	-	70,000	-	-	70,000	(e)	18.39	-	-
	2,451,702	**250,000**	**154,218**	**271,001**	**2,276,483**				

* Ms. Carton became a Director on 25 May 2010. The opening balances above and in the following table relate to the position at date of appointment.

** Mr. Culpepper resigned from the Board on 25 May 2010.

Options by Price

€	31 December 2009	Granted in 2010	Lapsed in 2010	Exercised in 2010	31 December 2010		Earliest exercise date	Expiry date
15.5646	121,746	-	-	121,746	-	(a)		
15.5646	64,453	-	-	64,453	-	(b)		
16.2381	18,262	-	-	18,262	-	(b)		
16.4830	166,350	-	-	-	166,350	(c)	March 2011	April 2011
16.4830	247,307	-	-	11,090	236,217	(d)	March 2011	April 2011
17.7454	138,625	-	-	-	138,625	(c)	March 2011	April 2012
17.7454	199,620	-	16,635	-	182,985	(d)	March 2011	April 2012
11.8573	110,900	-	-	-	110,900	(c)	March 2011	April 2013
11.8573	72,085	-	-	-	72,085	(d)	March 2011	April 2013
11.9565	44,360	-	-	16,635	27,725	(c)	March 2011	April 2013
11.9565	72,085	-	-	22,180	49,905	(d)	March 2011	April 2013
15.0674	66,540	-	-	-	66,540	(c)	March 2011	April 2014
15.0674	68,758	-	-	-	68,758	(d)		April 2014
15.0854	44,360	-	-	16,635	27,725	(c)	March 2011	April 2014
15.0854	72,085	-	22,180	-	49,905	(d)		April 2014
18.7463	72,085	-	-	-	72,085	(c)	March 2011	April 2015
18.8545	44,360	-	16,635	-	27,725	(c)	March 2011	April 2015
26.1493	124,763	-	19,408	-	105,355	(c)		April 2016
22.3892	221,800	-	-	-	221,800	(c)		June 2016
29.4855	86,502	-	-	-	86,502	(c)		April 2017
29.8643	58,223	-	22,180	-	36,043	(c)		April 2017
21.5235	166,177	-	22,180	-	143,997	(c)		April 2018
16.58	130,000	-	-	-	130,000	(c)		April 2019
17.30	35,000	-	35,000	-	-	(c)		April 2019
18.39	-	250,000	-	-	250,000	(e)		May 2020
18.3946	5,256	-	-	-	5,256	(f)	July 2013	December 2013
	2,451,702	**250,000**	**154,218**	**271,001**	**2,276,483**			

The market price of the Company's shares at 31 December 2010 was €15.50 and the range during 2010 was €11.51 to €22.00.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manfacturing companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The option will lapse if EPS growth over the three year target period is less than 12.5% compounded over the period. 20% of the option will be exercisable if compound EPS growth is equal to 12.5%, while 100% will be exercisable if compound EPS growth is equal to 27.5%. Subject to any reduction which the Remuneration Committee deems appropriate, options will vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%.

(f) Granted under the 2000 savings-related share option scheme.

Statement of Directors' Responsibilities

in respect of the financial statements

Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Parent Company and of the Group and of the profit or loss of the Group for that period.

In preparing the Consolidated Financial Statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable International Financial Reporting Standards as adopted by the European Union, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financial statements of the Parent Company (which are set out on pages 106 to 109), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The Directors have elected to prepare the Parent Company's Financial Statements in accordance with generally accepted accounting practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2009.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the Consolidated Financial Statements are prepared in accordance with applicable International Financial Reporting Standards as adopted by the European Union and comply with the provisions of the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

to the members of CRH public limited company

We have audited the Consolidated and Parent Company ("Company") Financial Statements (the "financial statements") of CRH plc for the year ended 31 December 2010 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the related notes 1 to 33 (Group) and the related notes 1 to 12 (Company). These financial statements have been prepared under the accounting policies set out therein.

This Report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for the preparation of the Consolidated Financial Statements in accordance with applicable Irish law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union, and for the preparation of the Company Financial Statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland ("Generally Accepted Accounting Practice in Ireland") as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and whether, in addition, the Consolidated Financial Statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company Balance Sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our Report.

We are required by law to report to you our opinion as to whether the description in the annual Corporate Governance Statement as incorporated by reference in the Directors' Report of the main features of the internal control and risk management systems in relation to the process for preparing the Consolidated Financial Statements is consistent with the Consolidated Financial Statements. In addition, we review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2008 Financial Reporting Council's Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operations Reviews, the Finance Review and the Corporate Governance Statement. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the Consolidated Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Group as at 31 December 2010 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation.

In our opinion the Company Financial Statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the Company as at 31 December 2010 and have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company Balance Sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements and the description in the annual Corporate Governance Statement of the main features of the internal control and risk management systems in relation to the process for preparing the Consolidated Financial Statements is consistent with the Consolidated Financial Statements.

In our opinion, the Company Balance Sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Chartered Accountants and
Registered Auditors
Dublin
28 February 2011

Consolidated Income Statement

for the financial year ended 31 December 2010

Notes		2010 €m	2009 €m
1	**Revenue**	**17,173**	17,373
3	Cost of sales	**(12,363)**	(12,510)
	Gross profit	**4,810**	4,863
3	Operating costs	**(4,112)**	(3,908)
1,4,6	**Group operating profit**	**698**	955
1,5	Profit on disposals	**55**	26
	Profit before finance costs	**753**	981
9	Finance costs	**(380)**	(419)
9	Finance revenue	**133**	122
10	Group share of associates' profit after tax	**28**	48
1	**Profit before tax**	**534**	732
11	Income tax expense	**(95)**	(134)
	Group profit for the financial year	**439**	598
	Profit attributable to:		
	Equity holders of the Company	**432**	592
	Non-controlling interests	**7**	6
	Group profit for the financial year	**439**	598
13	**Basic earnings per Ordinary Share**	**61.3c**	88.3c
13	**Diluted earnings per Ordinary Share**	**61.2c**	87.9c

All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2010

Notes		2010 €m	2009 €m
	Group profit for the financial year	**439**	598
	Other comprehensive income		
	Currency translation effects	**519**	(96)
28	Actuarial loss on Group defined benefit pension obligations	**(33)**	(67)
24	Gains relating to cash flow hedges	**10**	15
11	Tax on items recognised directly within other comprehensive income	**4**	18
	Net income/(expense) recognised directly within other comprehensive income	**500**	(130)
	Total comprehensive income for the financial year	**939**	468
	Attributable to:		
	Equity holders of the Company	**927**	462
	Non-controlling interests	**12**	6
	Total comprehensive income for the financial year	**939**	468

K. McGowan, M. Lee, Directors

Consolidated Balance Sheet

as at 31 December 2010

Notes		2010 €m	2009 €m
	ASSETS		
	Non-current assets		
14	Property, plant and equipment	**8,892**	8,535
15	Intangible assets	**4,305**	4,095
16	Investments accounted for using the equity method	**1,037**	962
16	Other financial assets	**149**	128
24	Derivative financial instruments	**194**	244
27	Deferred income tax assets	**385**	337
	Total non-current assets	**14,962**	14,301
	Current assets		
17	Inventories	**2,187**	2,008
18	Trade and other receivables	**2,419**	2,454
	Current income tax recoverable	**112**	77
24	Derivative financial instruments	**14**	5
22	Liquid investments	**37**	66
22	Cash and cash equivalents	**1,730**	1,372
	Total current assets	**6,499**	5,982
	Total assets	**21,461**	20,283
	EQUITY		
	Capital and reserves attributable to the Company's equity holders		
29	Equity share capital	**244**	241
29	Preference share capital	**1**	1
29	Share premium account	**3,915**	3,778
29	Treasury Shares and own shares	**(199)**	(279)
	Other reserves	**147**	128
	Foreign currency translation reserve	**(226)**	(740)
	Retained income	**6,446**	6,508
		10,328	9,637
	Non-controlling interests	**83**	73
	Total equity	**10,411**	9,710
	LIABILITIES		
	Non-current liabilities		
23	Interest-bearing loans and borrowings	**4,695**	4,943
24	Derivative financial instruments	**33**	78
27	Deferred income tax liabilities	**1,693**	1,519
19	Trade and other payables	**163**	167
28	Retirement benefit obligations	**474**	454
26	Provisions for liabilities	**253**	240
	Total non-current liabilities	**7,311**	7,401
	Current liabilities		
19	Trade and other payables	**2,686**	2,471
	Current income tax liabilities	**199**	192
23	Interest-bearing loans and borrowings	**666**	381
24	Derivative financial instruments	**54**	8
26	Provisions for liabilities	**134**	120
	Total current liabilities	**3,739**	3,172
	Total liabilities	**11,050**	10,573
	Total equity and liabilities	**21,461**	20,283

K. McGowan, M. Lee, Directors

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2010

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non-controlling interests €m	Total equity €m
		Attributable to the equity holders of the Company							
	At 1 January 2010	**242**	**3,778**	**(279)**	**128**	**(740)**	**6,508**	**73**	**9,710**
	Group profit for the financial year	-	-	-	-	-	**432**	**7**	**439**
	Other comprehensive income	-	-	-	-	**514**	**(19)**	**5**	**500**
	Total comprehensive income	-	-	-	-	**514**	**413**	**12**	**939**
29	Issue of share capital (net of expenses)	**3**	**137**	-	-	-	-	-	**140**
8	Share-based payment expense								
	- share option schemes	-	-	-	**9**	-	-	-	**9**
	- Performance Share Plan (PSP)	-	-	-	**10**	-	-	-	**10**
11	Tax relating to share-based payment expense	-	-	-	-	-	**(2)**	-	**(2)**
	Treasury/own shares reissued	-	-	**80**	-	-	**(80)**	-	-
	Share option exercises	-	-	-	-	-	**45**	-	**45**
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	**(438)**	**(6)**	**(444)**
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	**6**	**6**
	Acquisition of non-controlling interests	-	-	-	-	-	-	**(2)**	**(2)**
	At 31 December 2010	**245**	**3,915**	**(199)**	**147**	**(226)**	**6,446**	**83**	**10,411**

for the financial year ended 31 December 2009

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non-controlling interests €m	Total equity €m
	At 1 January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
	Group profit for the financial year	-	-	-	-	-	592	6	598
	Other comprehensive income	-	-	-	-	(96)	(34)	-	(130)
	Total comprehensive income	-	-	-	-	(96)	558	6	468
29	Issue of share capital (net of expenses)	55	1,330	-	-	-	-	-	1,385
8	Share-based payment expense								
	- share option schemes	-	-	-	18	-	-	-	18
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
	Reclassification of Performance Share Plan expense	-	-	(13)	13	-	-	-	-
11	Tax relating to share-based payment expense	-	-	-	-	-	3	-	3
	Treasury/own shares reissued	-	-	114	-	-	(114)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(2)	-	-	-	-	(2)
	Share option exercises	-	-	-	-	-	60	-	60
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)	(7)	(393)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	4	4
	At 31 December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

K. McGowan, M. Lee, Directors

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2010

Notes		2010 €m	2009 €m
	Cash flows from operating activities		
	Profit before tax	**534**	732
9	Finance costs (net)	**247**	297
10	Group share of associates' profit after tax	**(28)**	(48)
5	Profit on disposals	**(55)**	(26)
	Group operating profit	**698**	955
3	Depreciation charge (including impairments)	**786**	794
3	Amortisation of intangible assets (including impairments)	**131**	54
8	Share-based payment expense	**19**	28
	Other movements	**(35)**	(37)
20	Net movement on working capital and provisions	**142**	740
	Cash generated from operations	**1,741**	2,534
	Interest paid (including finance leases)	**(283)**	(294)
25	Decrease in liquid investments	**33**	65
	Corporation tax paid	**(100)**	(104)
	Net cash inflow from operating activities	**1,391**	2,201
	Cash flows from investing activities		
5	Proceeds from business and non-current asset disposals	**188**	103
	Interest received	**35**	31
	Dividends received from associates	**51**	38
14	Purchase of property, plant and equipment	**(466)**	(532)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	**(436)**	(174)
16	Investments in and advances to associates	**(49)**	(235)
16	Advances to joint ventures and purchase of trade investments	**(18)**	(9)
20	Deferred and contingent acquisition consideration paid	**(27)**	(37)
20	Decrease/(increase) in finance-related receivables	**115**	(115)
	Net cash outflow from investing activities	**(607)**	(930)
	Cash flows from financing activities		
29	Proceeds from issue of shares (net)	**-**	1,237
	Proceeds from exercise of share options	**45**	60
	Acquisition of non-controlling interests	**(2)**	-
	Increase in interest-bearing loans, borrowings and finance leases	**566**	757
	Net cash flow arising from derivative financial instruments	**82**	16
	Treasury/own shares purchased	**-**	(2)
	Repayment of interest-bearing loans, borrowings and finance leases	**(885)**	(2,501)
12	Dividends paid to equity holders of the Company	**(298)**	(238)
12	Dividends paid to non-controlling interests	**(6)**	(7)
	Net cash outflow from financing activities	**(498)**	(678)
	Increase in cash and cash equivalents	**286**	593
	Reconciliation of opening to closing cash and cash equivalents		
25	Cash and cash equivalents at 1 January	**1,372**	799
	Translation adjustment	**72**	(20)
	Increase in cash and cash equivalents	**286**	593
25	**Cash and cash equivalents at 31 December**	**1,730**	1,372
	Reconciliation of opening to closing net debt		
25	**Net debt at 1 January**	**(3,723)**	(6,091)
	Decrease in liquid investments	**(33)**	(65)
31	Debt in acquired companies	**(37)**	(3)
	Increase in interest-bearing loans, borrowings and finance leases	**(566)**	(757)
	Net cash flow arising from derivative financial instruments	**(82)**	(16)
	Repayment of interest-bearing loans, borrowings and finance leases	**885**	2,501
	Increase in cash and cash equivalents	**286**	593
	Mark-to-market debt adjustment	**18**	(5)
	Translation adjustment	**(221)**	120
25	**Net debt at 31 December**	**(3,473)**	(3,723)

K. McGowan, M. Lee, Directors

Accounting Policies

(including key accounting estimates and assumptions)

Statement of Compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB). IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

CRH plc, the parent company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

Basis of Preparation

The Consolidated Financial Statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

The accounting policies set out below have been applied consistently by all the Group's subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2010 financial year-end:

- IFRS 2 *Share-based Payment: Group Cash-settled Share-based Payment Transactions* effective 1 January 2010
- IFRS 3 *Business Combinations (revised)* and IAS 27 *Consolidated and Separate Financial Statements (revised)* effective 1 July 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39
- IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items (amendment)* effective 1 July 2009
- IFRIC 17 *Distributions of Non-cash Assets to Owners* effective 1 July 2009
- Improvements to IFRSs (May 2008) – amendment to IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*
- Improvements to IFRSs (April 2009) – amendments applicable in respect of the 2010 financial year-end

IFRS 3 (revised) has been applied to business combinations for which the acquisition date is on or after 1 January 2010. IAS 27 (revised) has also been applied effective 1 January 2010. The most significant changes to the previous accounting policies upon adoption of these revised accounting standards are as follows:

IFRS 3

- acquisition-related costs which previously would have been included in the cost of a business combination are now expensed within operating costs as incurred;
- any changes to the cost of a business combination, including contingent consideration, resulting from events after the date of acquisition are recognised in profit or loss. Such changes would previously have resulted in an adjustment to goodwill (changes to contingent consideration which arose in respect of acquisitions occurring prior to 1 January 2010 will continue to be adjusted against goodwill);
- any pre-existing equity interest in the acquired entity is remeasured at fair value at the date of obtaining control, with any resulting gain or loss recognised in profit or loss.

IAS 27

- any changes in the Group's ownership interest subsequent to the date of obtaining control and any changes in the Group's ownership interest that do not result in a loss of control are recognised directly in equity, with no adjustment to goodwill;
- losses are allocated to non-controlling interests even if they exceed the non-controlling interest's share of equity in the subsidiary.

With the exception of IFRS 3 (revised) and IAS 27 (revised), the application of the other standards and interpretations noted above did not result in material changes in the Group's Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective in respect of the 2011 financial year-end

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

- IAS 24 *Related Party Disclosures* (amendment) effective 1 January 2011
- IAS 32 *Financial Instruments: Presentation – Classification of Rights Issues* (amendment) effective 1 February 2010
- IFRIC 14 *Prepayments of a Minimum Funding Requirement* (amendment) effective 1 January 2011
- IFRIC 19 *Extinguishing Financial Liabilities with Equity Instruments* effective 1 July 2010
- Improvements to IFRSs (May 2010) – amendments applying in respect of the 2011 financial year-end

The standards and interpretations addressed above will be applied for the purposes of the Group Consolidated Financial Statements with effect from the dates listed. Their application is not currently envisaged to have a material impact on the Group's Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective subsequent to the 2011 financial year-end

- IFRS 9 *Financial Instruments* effective 1 January 2013
- IAS 12 *Income Taxes* (amendment) effective 1 January 2012

IFRS 9 as issued reflects the initial phases of the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities. In subsequent phases, hedge accounting and derecognition will be addressed. The adoption of the initial phases of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets and financial liabilities; which will be quantified in conjunction with the other phases when issued.

The IAS 12 amendment is not anticipated to have a material impact on the Group's Consolidated Financial Statements.

Key Accounting Policies which involve Estimates and Assumptions

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates and assumptions are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management's judgement in its application.

The critical accounting policies which involve significant estimates or assumptions, the actual outcome of which could have a material impact on the Group's results and financial position, are:

Provisions for liabilities – Note 26

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The

expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions
Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

Environmental and remediation provisions
The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management's control, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

Legal contingencies
The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group's potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Retirement benefit obligations – Note 28

Costs arising in respect of the Group's defined contribution pension schemes are charged to the Consolidated Income Statement in the period in which they are incurred. The Group has no legal or constructive obligation to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Consolidated Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Consolidated Income Statement.

The net surplus or deficit arising on the Group's defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and in the case of published securities it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

The Group's obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

Assumptions
The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for the expected return on plan assets, changes in the pension plans' strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities are contained in Note 28 to the Consolidated Financial Statements.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods.

Taxation—current and deferred – Notes 11 and 27

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business

combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The Group's income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group's provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group's historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made.

Property, plant and equipment – Note 14

The Group's accounting policy for property, plant and equipment is considered critical because the carrying value of €8,892 million at 31 December 2010 represents a significant portion (41%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

Repair and maintenance expenditure is included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Income Statement during the financial period in which it is incurred.

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

In the application of the Group's accounting policy, judgement is exercised by management in the determination of residual values and useful lives. Depreciation and depletion is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum ("p.a.").

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: On average, transport equipment is depreciated at 20% p.a.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Impairment of long-lived assets and goodwill – Notes 14 and 15

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), an impairment loss is recognised by writing down the assets or cash-generating units to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment arise in accordance with the requirements of IAS 39 *Financial Instruments: Recognition and Measurement*, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in Notes 14 and 15 to the Consolidated Financial Statements.

The assumptions and conditions for determining impairments of long-lived assets and goodwill reflect management's best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31 December each year. The financial year-ends of the Group's subsidiaries, joint ventures and associates are co-terminous.

Subsidiaries

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which the Group loses control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Non-controlling interests represent the portion of the equity of a subsidiary not attributable either directly or indirectly to the Parent Company and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders' equity. Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Joint ventures – Note 2
The Group's share of results and net assets of joint ventures (jointly controlled entities which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement) are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures (after proportionate elimination) are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates – Note 10
Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. Under the equity method, the Consolidated Income Statement reflects the Group's share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group's share of net assets, less any impairment in value. If necessary, impairment losses on the carrying amount of an investment are reported within the Group's share of associates' profit after tax in the Consolidated Income Statement. If the Group's share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Transactions eliminated on consolidation
Intra-group balances and transactions, income and expenses, and any unrealised gains or losses arising from such transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment in the Group's interest in the entity.

Revenue recognition

Revenue represents the value of goods and services supplied and excludes trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts
The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts, and recognises revenue in accordance with the percentage-of-completion method, with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated costs of the contract.

Contract costs are recognised as incurred. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Revenue and/or costs in respect of variations or contracts claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Segment reporting – Note 1

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments – Note 8

The Group operates both share option schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors' Remuneration on page 45. The Group's employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 *Share-Based Payment*.

Share options
For share option awards, the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model (a lattice option-pricing model in accordance with IFRS 2). Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are at market value at date of grant and are not subject to market-based vesting conditions within the meaning of IFRS 2.

The cost is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The Consolidated Income Statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for share-based payments where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an award is cancelled, it is treated as if it is vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of awards are treated equally.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The dilutive effect of outstanding options is reflected as additional share dilution in the determination of diluted earnings per share.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the

date of the financial statements and the exercise price of the option; where the amount of any tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognised directly in equity.

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plan
The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The Performance Share Plan contains inter alia a total shareholder return-based (and hence market-based) vesting condition; accordingly, the fair value assigned to the related equity instruments at the grant date is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Business combinations (acquisitions on or after 1 January 2010) – Note 31

The Group applies the acquisition method in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree. Transaction costs that the Group incurs in connection with a business combination are expensed as incurred.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date at fair value. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their acquisition-date fair values. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill – Note 15

Goodwill arising on a business combination is initially measured at cost being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairments. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

Intangible assets (other than goodwill) arising on business combinations – Note 15

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write-off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets – Note 16

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39. Where non-derivative financial assets meet the definition of "loans and receivables" under IAS 39 *Financial Instruments: Recognition and Measurement*, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases – Notes 4 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts – Note 17

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability (all of which are generally low given the nature of the Group's products) and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net invoiced value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included

as construction contract balances in inventories. Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Trade and other receivables – Note 18

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents – Note 22

Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition and are subject to insignificant risk of changes in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Liquid investments – Note 22

Liquid investments comprise short-term deposits and current asset investments of less than one year in duration. As the maturity of these investments is greater than three months, these investments are treated as financial assets and are categorised as either "held-for-trading" or "loans and receivables". Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices – Note 24

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts).

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the remeasurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Consolidated Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.

Interest-bearing loans and borrowings – Note 23

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Share capital and dividends – Notes 12 and 29

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company's Ordinary Shares.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective

of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within operating profit in the Consolidated Income Statement.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Consolidated Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average		Year-end	
euro 1 =	**2010**	2009	**2010**	2009
US Dollar	**1.3257**	1.3948	**1.3362**	1.4406
Pound Sterling	**0.8578**	0.8909	**0.8608**	0.8881
Polish Zloty	**3.9947**	4.3276	**3.9750**	4.1045
Ukrainian Hryvnya	**10.5478**	11.2404	**10.5676**	11.4738
Swiss Franc	**1.3803**	1.5100	**1.2504**	1.4836
Canadian Dollar	**1.3651**	1.5850	**1.3322**	1.5128
Argentine Peso	**5.1898**	5.2111	**5.2744**	5.4885
Turkish Lira	**1.9965**	2.1631	**2.0694**	2.1547
Indian Rupee	**60.5878**	67.4271	**59.7580**	66.9539

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, insulation products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six segments reflected in this note include the Group's organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 *Operating Segments*), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below.

There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December							
	Materials		Products		Distribution		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Revenue								
Europe	**2,665**	2,749	**2,817**	3,002	**3,566**	3,633	**9,048**	9,384
Americas	**4,417**	4,280	**2,469**	2,536	**1,239**	1,173	**8,125**	7,989
	7,082	7,029	**5,286**	5,538	**4,805**	4,806	**17,173**	17,373
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)								
Europe	**423**	434	**198**	283	**214**	204	**835**	921
Americas	**566**	670	**154**	173	**60**	39	**780**	882
	989	1,104	**352**	456	**274**	243	**1,615**	1,803
Depreciation and amortisation (including asset impairment charges)								
Europe	**172**	177	**187**	167	**79**	67	**438**	411
Americas	**278**	263	**178**	150	**23**	24	**479**	437
	450	440	**365**	317	**102**	91	**917**	848
Group operating profit (EBIT)								
Europe	**251**	257	**11**	116	**135**	137	**397**	510
Americas	**288**	407	**(24)**	23	**37**	15	**301**	445
	539	664	**(13)**	139	**172**	152	**698**	955
Profit on disposals (i)							**55**	26
Finance costs (net)							**(247)**	(297)
Group share of associates' profit after tax (ii)							**28**	48
Profit before tax							**534**	732

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

Asset impairment charges of €102 million (2009: €41 million) relate to Europe Materials €nil million (2009: €9 million), Europe Products €54 million (2009: €19 million), Europe Distribution €8 million (2009: €nil million) and Americas Products €40 million (2009: €13 million).

1. Segment Information continued

A. Operating segments disclosures - Consolidated Income Statement data continued

	Continuing operations - year ended 31 December							
	Materials		Products		Distribution		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
(i) Profit on disposals								
Europe	**4**	4	**13**	1	**21**	5	**38**	10
Americas	**17**	17	**-**	(1)	**-**	-	**17**	16
	21	21	**13**	-	**21**	5	**55**	26
(ii) Group share of associates' profit after tax (note 10)								
Europe	**35**	39	**1**	1	**(9)**	7	**27**	47
Americas	**1**	1	**-**	-	**-**	-	**1**	1
	36	40	**1**	1	**(9)**	7	**28**	48

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - year ended 31 December							
	Materials		Products		Distribution		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Total assets								
Europe	**4,403**	4,224	**2,735**	2,879	**2,233**	1,991	**9,371**	9,094
Americas	**5,495**	5,166	**2,279**	2,221	**658**	611	**8,432**	7,998
	9,898	9,390	**5,014**	5,100	**2,891**	2,602	**17,803**	17,092
Reconciliation to total assets as reported in the Consolidated Balance Sheet:								
Investments accounted for using the equity method							**1,037**	962
Other financial assets							**149**	128
Derivative financial instruments (current and non-current)							**208**	249
Income tax assets (current and deferred)							**497**	414
Liquid investments							**37**	66
Cash and cash equivalents							**1,730**	1,372
Total assets as reported in the Consolidated Balance Sheet							**21,461**	20,283
Total liabilities								
Europe	**1,043**	963	**811**	805	**530**	457	**2,384**	2,225
Americas	**706**	722	**437**	354	**183**	151	**1,326**	1,227
	1,749	1,685	**1,248**	1,159	**713**	608	**3,710**	3,452
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:								
Interest-bearing loans and borrowings (current and non-current)							**5,361**	5,324
Derivative financial instruments (current and non-current)							**87**	86
Income tax liabilities (current and deferred)							**1,892**	1,711
Total liabilities as reported in the Consolidated Balance Sheet							**11,050**	10,573

1. Segment Information continued

C. Operating segments disclosures - other items

		Continuing operations - year ended 31 December							
		Materials		**Products**		**Distribution**		**Total Group**	
		2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
		€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Additions to non-current assets									
Europe	Property, plant and equipment (note 14)	**167**	260	**54**	51	**45**	42	**266**	353
	Financial assets (note 16)	**53**	235	**2**	-	**8**	1	**63**	236
Americas	Property, plant and equipment (note 14)	**144**	125	**51**	51	**5**	3	**200**	179
	Financial assets (note 16)	**4**	8	**-**	-	**-**	-	**4**	8
		368	628	**107**	102	**58**	46	**533**	776

D. Entity-wide disclosures

Section 1: Information about products and services

The Group's revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,187 million (2009: €3,252 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, and are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group's revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 35 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December Revenue by destination		As at 31 December Non-current assets	
	2010	2009	**2010**	2009
	€m	€m	**€m**	€m
Country of domicile - Republic of Ireland	**365**	500	**557**	569
Benelux (mainly the Netherlands)	**2,495**	2,762	**1,384**	1,458
Americas (mainly the United States)	**8,137**	7,997	**6,576**	6,200
Other	**6,176**	6,114	**5,866**	5,493
Group totals	**17,173**	17,373	**14,383**	13,720

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group each have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group's share of the income and expenses of its joint ventures for the years ended 31 December 2010 and 2009, the assets and liabilities as at 31 December 2010 and 2009 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement

	2010 €m	2009 €m
Group share of:		
Revenue	**1,061**	1,095
Cost of sales	**(744)**	(768)
Gross profit	**317**	327
Operating costs	**(249)**	(233)
Operating profit	**68**	94
Profit on disposals	**1**	1
Profit before finance costs	**69**	95
Finance costs (net)	**(7)**	(7)
Profit before tax	**62**	88
Income tax expense	**(21)**	(19)
Group profit for the financial year	**41**	69
Depreciation	**60**	55

Impact on Consolidated Balance Sheet

	2010 €m	2009 €m
Group share of:		
Non-current assets	**1,324**	1,319
Current assets	**332**	395
Total assets	**1,656**	1,714
Total equity	**1,116**	1,158
Non-current liabilities	**371**	330
Current liabilities	**169**	226
Total liabilities	**540**	556
Total equity and liabilities	**1,656**	1,714
Net debt included above	**93**	114

Future purchase commitments for property, plant and equipment

	2010 €m	2009 €m
Contracted for but not provided in the financial statements	**31**	15
Authorised by the Directors but not contracted for	**120**	120

A listing of the principal joint ventures is contained on page 121.

3. Cost Analysis

	2010 €m	2009 €m
Cost of sales analysis		
Raw materials and goods for resale	**7,165**	6,859
Employment costs (note 7)	**1,869**	1,834
Energy	**694**	582
Repairs and maintenance	**410**	370
Depreciation, amortisation and impairment (i)	**601**	570
Change in inventory (note 20)	**(16)**	442
Other production expenses*	**1,640**	1,853
Total	**12,363**	12,510

* Other production expenses primarily include equipment rental, sub-contractor costs and haulage.

	2010 €m	2009 €m
Operating costs analysis		
Selling and distribution costs	**2,574**	2,410
Administrative expenses	**1,390**	1,392
Other operating expenses	**169**	112
Other operating income	**(21)**	(6)
Total	**4,112**	3,908

(i) Depreciation, amortisation and impairment analysis

	Cost of sales		Operating costs		Total	
	2010 €m	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m
Depreciation and depletion (note 14)	**601**	570	**170**	194	**771**	764
Impairment of property, plant and equipment (note 14)	**-**	-	**15**	30	**15**	30
Impairment of intangible assets (note 15)	**-**	-	**87**	11	**87**	11
Amortisation of intangible assets (note 15)	**-**	-	**44**	43	**44**	43
Total	**601**	570	**316**	278	**917**	848

	2010 €m	2009 €m
Foreign exchange gains and losses (net)		
- included in cost of sales	**1**	-
- included in operating costs	**(2)**	2
Total	**(1)**	2

4. Operating Profit Disclosures

	2010 €m	2009 €m
Operating lease rentals*		
- hire of plant and machinery	**90**	86
- land and buildings	**161**	152
- other operating leases	**42**	44
Total	**293**	282

Auditors' remuneration*

Fees for professional services provided by the Group's independent auditors in respect of each of the following categories were:

	2010 €m	2009 €m
Audit fees (i)	**13**	13
Audit-related fees (ii)	**3**	1
Tax fees	**1**	1
Total	**17**	15

(i) Audit fees include Sarbanes-Oxley attestation but exclude €2 million (2009: €2 million) paid to auditors other than the Group's auditors.

(ii) Audit-related fees include attestation services that are closely related to the performance of the audit.

* Includes the Group's proportionate share of amounts in joint ventures.

5. Profit on Disposals

	Business disposals		Non-current asset disposals		Total	
	2010 €m	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m
Assets/(liabilities) disposed of at net carrying amount:						
- property, plant and equipment (note 14)	**49**	-	**84**	68	**133**	68
- intangible assets (note 15)	**7**	-	**1**	1	**8**	1
- financial assets (note 16)	**-**	-	**7**	8	**7**	8
- working capital and provisions (note 20)	**17**	-	**-**	-	**17**	-
- deferred tax (note 27)	**(11)**	-	**-**	-	**(11)**	-
- pensions (note 28)	**(5)**	-	**-**	-	**(5)**	-
Net assets disposed	**57**	-	**92**	77	**149**	77
Proceeds from disposals (net of disposal costs)	**51**	-	**137**	103	**188**	103
Profit on step acquisition (note 31)	**16**	-	**-**	-	**16**	-
Profit on disposals	**10**	-	**45**	26	**55**	26

6. Directors' Emoluments and Interests

Directors' emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors' Remuneration on pages 45 to 53 of this Annual Report.

7. Employment

The average number of employees (including the Group's proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2010	**Materials**	**Products**	**Distribution**	**Total Group**
Europe	**11,891**	**17,787**	**10,639**	**40,317**
Americas	**17,751**	**15,103**	**3,247**	**36,101**
Total	**29,642**	**32,890**	**13,886**	**76,418**
Year ended 31 December 2009				
Europe	12,599	18,454	10,997	42,050
Americas	18,075	16,349	3,348	37,772
Total	30,674	34,803	14,345	79,822

Employment costs charged in the Consolidated Income Statement (including the Group's proportionate share of joint ventures' costs) are analysed as follows:

	2010 €m	2009 €m
Wages and salaries	**2,722**	2,711
Social welfare costs	**337**	340
Other employment-related costs	**385**	418
Share-based payment expense (note 8)	**19**	28
Total pension costs (note 28)	**173**	179
Total	**3,636**	3,676
Total charge analysed between:		
Cost of sales	**1,869**	1,834
Operating costs	**1,762**	1,834
Profit on disposals - applicable to defined benefit pension schemes (note 5)	**(5)**	-
Finance costs (net) - applicable to defined benefit pension schemes (note 9)	**10**	8
Total	**3,636**	3,676

8. Share-based Payment Expense

	2010 €m	2009 €m
Share option expense	**9**	18
Performance Share Plan expense	**10**	10
	19	28

€2 million (2009: €2 million) of the total expense reported in the Consolidated Income Statement relates to the Directors. The expense reflected in operating costs in the Consolidated Income Statement amounts to €19 million (2009: €28 million).

Share option schemes

In May 2010, shareholders approved the adoption of new share option schemes, which replace schemes approved by shareholders in May 2000. Shareholders also approved the adoption of new savings-related share option schemes in May 2010, which replace the existing savings-related share option schemes approved by shareholders in May 2000. The general terms and conditions applicable to the new share option and savings-related share option schemes were set out in a circular issued to shareholders on 31 March 2010, a copy of which is available on www.crh.com.

All unexercised options and share awards under the Group's various share plans have been adjusted for the bonus element of the Rights Issue completed in March 2009 - see note 29 (iii).

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	Number of options 2010	Weighted average exercise price	Number of options 2009
Outstanding at beginning of year	**€19.21**	**24,626,022**	€21.03	24,025,246
Rights Issue adjustment - March 2009	**n/a**	**-**	n/a	2,594,915
Granted (a)	**€18.39**	**3,343,700**	€16.93	2,596,000
Exercised (b)	**€15.36**	**(2,624,284)**	€14.92	(3,562,399)
Lapsed	**€21.14**	**(1,829,917)**	€21.92	(1,027,740)
Outstanding at end of year	**€19.38**	**23,515,521**	€19.21	24,626,022
Exercisable at end of year	**€16.10**	**8,698,585**	€16.00	11,816,179

(a) Pursuant to the 2010 share option scheme, which was approved by shareholders on 5 May 2010, employees were granted options over 3,343,700 (2009: 2000 share option scheme: 2,596,000) of the Company's Ordinary Shares on 28 May 2010. The level of vesting of these options will be determined by reference to certain performance targets (see page 46). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b) The weighted average share price at the date of exercise of these options was €18.50 (2009: €18.29).

	2010	2009
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	**5.24**	5.16
Euro-denominated options outstanding at the end of the year (number)	**23,388,616**	24,478,108
Range of exercise prices (€)	**11.86-29.86**	11.86-29.86
Sterling-denominated options outstanding at the end of the year (number)	**126,905**	147,914
Range of exercise prices (Stg£)	**8.17-20.23**	8.17-20.23

The CRH share price at 31 December 2010 was €15.50 (2009: €19.01). The following analysis shows the number of outstanding share options with prices lower/higher than the year-end share price:

	2010	2009
Number of options with prices lower than year-end price:		
Exercisable	**3,091,771**	11,816,179
Not exercisable	**1,780,303**	4,583,144
	4,872,074	16,399,323
Number of options with prices higher than year-end price:		
Exercisable	**5,606,814**	-
Not exercisable	**13,036,633**	8,226,699
	18,643,447	8,226,699
Total options outstanding	**23,515,521**	24,626,022

8. Share-based Payment Expense continued

Fair values

The weighted average fair values assigned to the 3-year euro-denominated options granted in 2010 under the 2010 share option scheme was €4.06 and in 2009 under the 2000 share option scheme was €3.05.

The fair values of these options were determined using the following assumptions:

	2010	2009
Weighted average exercise price	**€18.39**	€16.92
Risk-free interest rate	**1.57%**	2.38%
Expected dividend payments over the expected life	**€3.20**	€3.20
Expected volatility	**30.8%**	24.5%
Expected life in years	**5**	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of either 2010 or 2009 as appropriate.

Details of options granted under the savings-related share option schemes

	Weighted average exercise price	**Number of options 2010**	Weighted average exercise price	Number of options 2009
Outstanding at beginning of year	**€13.85 / Stg£12.62**	**1,370,652**	€21.20 / Stg£15.51	1,033,071
Rights Issue adjustment - March 2009	**n/a**	**-**	n/a	103,787
Granted (a)	**€14.79 / Stg£13.13**	**213,892**	€11.18 / Stg£11.36	932,491
Exercised (b)	**€14.19 / Stg£12.61**	**(56,467)**	€13.23 / Stg£11.18	(118,477)
Lapsed	**€15.63 / Stg£13.50**	**(321,417)**	€18.58 / Stg£14.21	(580,220)
Outstanding at end of year	**€13.38 / Stg£12.53**	**1,206,660**	€13.85 / Stg£12.62	1,370,652
Exercisable at end of year	**€21.05 / Stg£13.38**	**1,678**	€19.60 / Stg£14.14	5,193

(a) Pursuant to the 2000 savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 213,892 of the Company's Ordinary Shares on 1 April 2010 (2009: 932,491 share options on 2 April 2009). Options granted during the year comprise options over 152,039 (2009: 511,689) shares which are normally exercisable within a period of six months after the third anniversary of the contract. Options over the remaining 61,853 (2009: 420,802) shares are normally exercisable within a period of six months of the fifth anniversary of the contract. Options granted under the savings-related share option schemes are not subject to EPS growth targets. The exercise price at which the options are granted under the 2000 scheme represents a discount of 15% to the market price on the date of grant. No options have been granted under the 2010 scheme as of yet.

(b) The weighted average share price at the date of exercise of these options was €17.46 (2009: €17.71).

	2010	2009
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	**2.72**	3.34
Euro-denominated options outstanding at the end of the year (number)	**545,175**	665,886
Range of exercise prices (€)	**11.18-24.25**	11.18-24.25
Sterling-denominated options outstanding at the end of the year (number)	**661,485**	704,766
Range of exercise prices (Stg£)	**11.16-16.78**	11.16-16.78

8. Share-based Payment Expense continued

Fair values

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in			
	€ 3-year	€ 5-year	Stg£* 3-year	Stg£* 5-year
Granted during 2010 (amounts in €)	**5.75**	**5.97**	**5.91**	**6.11**
Granted during 2009 (amounts in €)	6.86	6.92	5.67	5.77

*€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2010		2009	
	3-year	**5-year**	3-year	5-year
Weighted average exercise price	**€14.61**	**€14.64**	€12.04	€11.82
Risk-free interest rate	**1.32%**	**2.13%**	1.80%	2.40%
Expected dividend payments over the expected life	**€1.89**	**€3.20**	€1.89	€3.20
Expected volatility	**33.5%**	**29.2%**	28.1%	24.5%
Expected life in years	**3**	**5**	3	5

The expected volatility was determined using a historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 savings-related share option scheme or the previously approved 2000 savings-related share option scheme during the course of either 2010 or 2009 as appropriate.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €10 million (2009: €10 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

	Share price at date of award**	Period to earliest release date	Number of Shares: Initial award	Number of Shares: Rights Issue adjustment	Number of Shares: Cumulative lapses/releases to date***	Number of Shares: Net outstanding	Fair value
Granted in 2007	€33.29	3 years	594,750	60,122	(654,872)	-	€17.14
Granted in 2008	€23.45	3 years	741,000	76,331	(104,821)	712,510	€10.27
Granted in 2009	€17.00	3 years	1,658,000	-	(114,000)	1,544,000	€8.29
Granted in 2010	€18.51	3 years	1,459,750	-	(48,000)	1,411,750	€10.01

** Share prices in respect of awards prior to the Rights Issue which took place in March 2009 have not been rights adjusted.

*** In March 2010, 299,527 (50% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2007 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2010	2009
Risk-free interest rate (%)	**1.32**	1.77
Expected volatility (%)	**33.5**	28.1

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

9. Finance Costs and Finance Revenue

	2010 €m	2009 €m
Finance costs		
Interest payable on borrowings	**379**	377
Net income on interest rate and currency swaps	**(105)**	(77)
Mark-to-market of derivatives and related fixed rate debt:		
- interest rate swaps (i)	**7**	133
- currency swaps and forward contracts	**(7)**	7
- fixed rate debt (i)	**(19)**	(135)
Net finance cost on gross debt including related derivatives	**255**	305
Finance revenue		
Interest receivable on loans to joint ventures and associates	**(3)**	(3)
Interest receivable on liquid investments	**(3)**	(4)
Interest receivable on cash and cash equivalents	**(31)**	(28)
Finance income on cash/liquid investments and loans to joint ventures/associates (ii)	**(37)**	(35)
Net finance cost on gross debt/cash and liquid investments/loans	**218**	270
Unwinding of discount element of provisions for liabilities (note 26)	**15**	15
Unwinding of discount applicable to deferred and contingent acquisition consideration	**4**	4
Total unwinding of discounting	**19**	19
Interest cost on defined benefit pension scheme liabilities	**106**	95
Expected return on defined benefit pension scheme assets (ii)	**(96)**	(87)
Net pension-related finance cost	**10**	8
Finance costs (net)	**247**	297

(i) The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

(ii) Included as finance revenue in the Consolidated Income Statement.

10. Group Share of Associates' Profit after Tax

The Group's share of associates' profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group's share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2010 €m	2009 €m
Group share of:		
Revenue	**1,070**	1,029
Profit before finance costs and impairments	**79**	64
Impairments	**(22)**	-
Finance costs (net)	**(9)**	(5)
Profit before tax	**48**	59
Income tax expense	**(20)**	(11)
Profit after tax	**28**	48

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group's investment in associates is presented in note 16.

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2010 €m	2009 €m
(a) Current tax		
Republic of Ireland	**5**	(4)
Overseas	**63**	40
Total current tax	**68**	36
(b) Deferred tax		
Origination and reversal of temporary differences:		
Defined benefit pension obligations	**7**	11
Share-based payment expense	**4**	(3)
Derivative financial instruments	**18**	(11)
Other items	**(2)**	101
Total deferred tax	**27**	98
Income tax expense reported in the Consolidated Income Statement	**95**	134

Recognised within equity

	2010 €m	2009 €m
(a) Within the Consolidated Statement of Comprehensive Income:		
Deferred tax - defined benefit pension obligations	**7**	20
Deferred tax - cash flow hedges	**(3)**	(2)
	4	18
(b) Within the Consolidated Statement of Changes in Equity:		
Current tax - share option exercises	**1**	1
Deferred tax - share-based payment expense	**(3)**	2
	(2)	3
Income tax recognised directly within equity	**2**	21

Reconciliation of applicable tax rate to effective tax rate

	2010	2009
Profit before tax (€m)	**534**	732
Tax charge expressed as a percentage of profit before tax (effective tax rate):		
- current tax expense only	**12.7%**	4.9%
- total income tax expense (current and deferred)	**17.8%**	18.3%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax	
Irish corporation tax rate	**12.5**	12.5
Higher tax rates on overseas earnings	**2.7**	3.8
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	**2.6**	2.0
Total effective tax rate	**17.8**	18.3

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH's investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking. Given that participation exemptions and tax credits would be available in the context of the Group's investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2010 financial statements).

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% 'A' Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2010 €m	2009 €m
Dividends to shareholders		
Preference		
5% Cumulative Preference Shares €3,175 (2009: €3,175)	-	-
7% 'A' Cumulative Preference Shares €77,521 (2009: €77,521)	-	-
Equity		
Final - 44.00c per Ordinary Share in May 2010 (43.74c paid in May 2009)	307	258
Interim - paid 18.50c per Ordinary Share (2009: 18.50c)	131	128
Total	438	386
Dividends proposed (memorandum disclosure)		
Equity		
Final 2010 - proposed 44.00c per Ordinary Share (2009: 44.00c)	312	307
Reconciliation to Consolidated Statement of Cash Flows		
Dividends to shareholders	438	386
Less: issue of shares in lieu of dividends (i)	(140)	(148)
Dividends paid to equity holders of the Company	298	238
Dividends paid by subsidiaries to non-controlling interests	6	7
Total dividends paid	304	245

(i) In accordance with the scrip dividend scheme, shares to the value of €140 million (2009: €148 million) were issued in lieu of dividends.

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2010 €m	2009 €m
Numerator computations - basic and diluted earnings per Ordinary Share		
Group profit for the financial year	439	598
Profit attributable to non-controlling interests	(7)	(6)
Profit attributable to equity holders of the Company	432	592
Preference dividends	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	432	592
Amortisation of intangible assets (including impairments)	131	54
Impairment of financial assets	22	-
Depreciation charge (including impairments)	786	794
Numerator for "cash" earnings per Ordinary Share (i)	1,371	1,440
Denominator computations		
Denominator for basic earnings per Ordinary Share		
Weighted average number of Ordinary Shares (millions) outstanding for the year (ii)	704.6	670.8
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (ii) and (iii)	1.0	2.7
Denominator for diluted earnings per Ordinary Share	705.6	673.5
Basic earnings per Ordinary Share	61.3c	88.3c
Diluted earnings per Ordinary Share	61.2c	87.9c
"Cash" earnings per Ordinary Share (i)	194.6c	214.7c

(i) "Cash" earnings per Ordinary Share, which is computed through adding amortisation of intangible assets, depreciation and asset impairments to profit attributable to ordinary equity holders of the Company, is presented here for information as management believes it is a useful indicator of the Group's ability to generate cash from operations. Cash earnings per share is not a recognised measure under generally accepted accounting principles.

(ii) Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(iii) The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards are contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 *Earnings per Share*, these contingently issuable Ordinary Shares (totalling 18,485,196 at 31 December 2010, and 15,851,556 at 31 December 2009) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 31 December 2010					
Cost/deemed cost	**6,170**	**7,618**	**828**	**526**	**15,142**
Accumulated depreciation (and impairment charges)	**(1,395)**	**(4,295)**	**(560)**	**-**	**(6,250)**
Net carrying amount	**4,775**	**3,323**	**268**	**526**	**8,892**
At 1 January 2010, net carrying amount	**4,465**	**3,355**	**299**	**416**	**8,535**
Translation adjustment	**262**	**183**	**20**	**24**	**489**
Reclassifications	**36**	**93**	**(2)**	**(127)**	**-**
Additions at cost (ii)	**50**	**193**	**17**	**206**	**466**
Arising on acquisition (note 31)	**171**	**109**	**33**	**8**	**321**
Disposals at net carrying amount	**(51)**	**(66)**	**(15)**	**(1)**	**(133)**
Depreciation charge for year	**(151)**	**(536)**	**(84)**	**-**	**(771)**
Impairment charge for year (iii)	**(7)**	**(8)**	**-**	**-**	**(15)**
At 31 December 2010, net carrying amount	**4,775**	**3,323**	**268**	**526**	**8,892**
The equivalent disclosure for the prior year is as follows:					
At 31 December 2009					
Cost/deemed cost	5,710	7,113	803	416	14,042
Accumulated depreciation (and impairment charges)	(1,245)	(3,758)	(504)	-	(5,507)
Net carrying amount	4,465	3,355	299	416	8,535
At 1 January 2009, net carrying amount	4,321	3,567	380	620	8,888
Translation adjustment	(59)	(61)	(8)	(5)	(133)
Reclassifications	279	164	(2)	(441)	-
Additions at cost (ii)	70	207	17	238	532
Arising on acquisition (note 31)	46	51	9	4	110
Disposals at net carrying amount	(39)	(19)	(10)	-	(68)
Depreciation charge for year	(146)	(531)	(87)	-	(764)
Impairment charge for year (iii)	(7)	(23)	-	-	(30)
At 31 December 2009, net carrying amount	4,465	3,355	299	416	8,535
At 1 January 2009					
Cost/deemed cost	5,434	6,952	847	620	13,853
Accumulated depreciation	(1,113)	(3,385)	(467)	-	(4,965)
Net carrying amount	4,321	3,567	380	620	8,888

(i) The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,974 million at the balance sheet date (2009: €1,797 million).

(ii) Borrowing costs capitalised during the financial year amounted to €9 million (2009: €10 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2009: 5.5%).

(iii) Property, plant and equipment assets are reviewed for potential impairment at each reporting date by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes inter alia. In the event that there is an indication that an asset (or collection of assets) may be impaired, the Group measures the potential impairment using a discounted cash flow technique and records an impairment where the recoverable amount (being the higher of fair value less costs to sell and value-in-use) is less than the carrying amount. The impairment charge for 2010 of €15 million (2009: €30 million) represents charges across a number of business units in the Group, none of which is individually material.

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases were not material to the Group.

Future purchase commitments for property, plant and equipment

	2010 €m	2009 €m
Contracted for but not provided in the financial statements	**305**	272
Authorised by the Directors but not contracted for	**143**	139

15. Intangible Assets

		Other intangible assets			
	Goodwill €m	Marketing-related €m	Customer-related (i) €m	Contract-based €m	Total €m
At 31 December 2010					
Cost	**4,223**	**42**	**327**	**23**	**4,615**
Accumulated amortisation (and impairment charges)	**(110)**	**(25)**	**(166)**	**(9)**	**(310)**
Net carrying amount	**4,113**	**17**	**161**	**14**	**4,305**
At 1 January 2010, net carrying amount	**3,919**	**15**	**146**	**15**	**4,095**
Translation adjustment	**206**	**1**	**14**	**1**	**222**
Arising on acquisition (note 31)	**82**	**5**	**40**	**-**	**127**
Disposals	**(7)**	**-**	**(1)**	**-**	**(8)**
Amortisation charge for year (ii)	**-**	**(4)**	**(38)**	**(2)**	**(44)**
Impairment charge for year (iii)	**(87)**	**-**	**-**	**-**	**(87)**
At 31 December 2010, net carrying amount	**4,113**	**17**	**161**	**14**	**4,305**

The equivalent disclosure for the prior year is as follows:

	Goodwill €m	Marketing-related €m	Customer-related (i) €m	Contract-based €m	Total €m
At 31 December 2009					
Cost	3,976	35	274	22	4,307
Accumulated amortisation (and impairment charges)	(57)	(20)	(128)	(7)	(212)
Net carrying amount	3,919	15	146	15	4,095
At 1 January 2009, net carrying amount	3,884	22	185	17	4,108
Translation adjustment	(21)	(1)	(2)	-	(24)
Arising on acquisition (note 31)	64	-	2	-	66
Disposals	(1)	-	-	-	(1)
Amortisation charge for year (ii)	-	(5)	(36)	(2)	(43)
Impairment charge for year (iii)	(7)	(1)	(3)	-	(11)
At 31 December 2009, net carrying amount	3,919	15	146	15	4,095
At 1 January 2009					
Cost	3,934	36	278	22	4,270
Accumulated amortisation (and impairment charges)	(50)	(14)	(93)	(5)	(162)
Net carrying amount	3,884	22	185	17	4,108

(i) The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii) Goodwill is not subject to amortisation under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

(iii) A goodwill impairment charge of €87 million (2009: €7 million) has been recognised by the Group within operating costs (note 3). This included €38 million in relation to the Insulation group (part of the Europe Products segment), which was recognised to reduce the carrying amount of this business to fair value less costs to sell. The net assets of this business, which is in the process of being sold, have not been separately disclosed as held-for-sale as they are not material in the context of the Group. The impairment charge also includes €34 million in relation to the sale of Ivy Steel & Wire (part of the MMI business within the Americas Products segment); this business was sold in November 2010. The remaining €15 million of the Group impairment charge relates to the rationalisation of a number of sites in Europe Products and Europe Distribution, none of which is individually material.

Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. Business combinations in the Group's Products and Distribution segments do not exhibit the same level of asset intensity and intangible assets are recognised, where appropriate, on such combination activity.

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in financial assets in the Consolidated Balance Sheet (see note 16). The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

15. Intangible Assets continued

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 *Operating Segments*. A total of 30 (2009: 29) cash-generating units have been identified and these are analysed below between the six business segments in the Group. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the cash-generating units on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)	
	2010	2009	**2010**	2009
Europe Materials	**11**	11	**782**	751
Europe Products	**3**	3	**676**	707
Europe Distribution	**1**	1	**622**	573
Americas Materials	**9**	8	**1,136**	1,037
Americas Products	**5**	5	**610**	586
Americas Distribution	**1**	1	**287**	265
Total cash-generating units	**30**	29	**4,113**	3,919

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 30 cash-generating units is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group's acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each cash-generating unit. The real pre-tax discount rates used range from 7.4% to 12.4% (2009: 7.9% to 12.0%); the average rate is in line with the Group's estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group's strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Significant goodwill amounts

The goodwill allocated to the Europe Distribution CGU accounts for between 10% and 20% of the total carrying amount of €4,113 million; the additional disclosures required are as follows:

	Europe Distribution	
	2010	2009
Carrying amount of goodwill allocated to the cash-generating unit at balance sheet date	**€622m**	€573m
Discount rate applied to the cash flow projections (real pre-tax)	**10.1%**	10.0%
Average EBITDA (as defined)* margin over the initial 5-year period	**6.6%**	6.5%
Value-in-use (present value of future cash flows)	**€1,781m**	€1,913m
Excess of value-in-use over carrying amount	**€280m**	€307m

The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are consistent with those addressed above. The values applied to each of the key estimates and assumptions are specific to the Europe Distribution CGU and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with this business. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for this CGU are considered to be warranted. Europe Distribution is not one of the CGUs referred to in the "Sensitivity analysis" section below. The goodwill allocated to the CGUs is less than 10% of the total carrying amount in all other cases.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 7 of the 30 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those addressed above. These 7 CGUs had aggregate goodwill of €1,078 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 7 CGUs selected for sensitivity analysis testing:

Reduction in EBITDA (as defined)* margin	0.7 to 2.7 percentage points
Reduction in profit before tax	6.8% to 13.9%
Reduction in net cash flow	5.9% to 13.4%
Increase in pre-tax discount rate	0.6 to 1.7 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 7 CGUs over the initial 5-year period was 12%. The aggregate value-in-use (being the present value of the future net cash flows) was €3,837 million and the aggregate carrying amount was €3,411 million, resulting in an aggregate excess of value-in-use over carrying amount of €426 million.

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)				
	Share of net assets €m	**Goodwill €m**	**Loans €m**	**Total €m**	**Other (i) €m**
At 1 January 2010	**670**	**289**	**3**	**962**	**128**
Translation adjustment	**33**	**11**	**1**	**45**	**8**
Arising on acquisition (note 31)	**4**	**-**	**-**	**4**	**2**
Investments and advances	**26**	**16**	**7**	**49**	**18**
Disposals and repayments	**-**	**-**	**-**	**-**	**(7)**
Retained loss	**(1)**	**(22)**	**-**	**(23)**	**-**
At 31 December 2010	**732**	**294**	**11**	**1,037**	**149**

The equivalent disclosure for the prior year is as follows:

	Share of net assets €m	Goodwill €m	Loans €m	Total €m	Other (i) €m
At 1 January 2009	532	208	3	743	127
Translation adjustment	(13)	(3)	-	(16)	(3)
Associate becoming a subsidiary (note 31)	(7)	-	-	(7)	-
Investments and advances	144	90	1	235	9
Disposals and repayments	(2)	-	(1)	(3)	(5)
Retained profit	16	(6)	-	10	-
At 31 December 2009	670	289	3	962	128

The total investment in associates is analysed as follows:

	2010 €m	2009 €m
Non-current assets	**1,321**	1,065
Current assets	**718**	581
Non-current liabilities	**(458)**	(302)
Current liabilities	**(544)**	(382)
Net assets	**1,037**	962

A listing of the principal associates is contained on page 121.

The Group holds a 21.13% stake (2009: 21.23%) in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment, which was not materially different from its carrying value, was €45 million (2009: €42 million) as at the balance sheet date.

(i) Other financial assets primarily comprise trade investments carried at historical cost and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 *Financial Instruments: Recognition and Measurement* and are included within financial assets at amortised cost). The balance as at 31 December 2010 comprises €17 million primarily in respect of trade investments and €132 million in respect of loans to joint ventures (2009: €14 million and €114 million respectively).

17. Inventories

	2010 €m	2009 €m
Raw materials	**622**	585
Work-in-progress (i)	**102**	82
Finished goods	**1,463**	1,341
Total inventories at the lower of cost and net realisable value	**2,187**	2,008

(i) Work-in-progress includes €2 million (2009: €nil million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group's cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €23 million (2009: €41 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2010 €m	2009 €m
All current		
Trade receivables	**1,700**	1,608
Amounts receivable in respect of construction contracts (i)	**342**	350
Total trade receivables, gross	**2,042**	1,958
Provision for impairment	**(151)**	(158)
Total trade receivables, net	**1,891**	1,800
Other receivables (ii)	**409**	477
Amounts receivable from associates	**1**	1
Prepayments and accrued income	**118**	176
Total	**2,419**	2,454

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

(i) Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €90 million (2009: €89 million).

(ii) Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €84 million (2009: €82 million).

Provision for impairment
The movements in the provision for impairment of receivables during the financial year were as follows:

	2010	2009
At 1 January	**158**	161
Translation adjustment	**7**	(1)
Provided during year	**50**	71
Written-off during year	**(56)**	(68)
Recovered during year	**(8)**	(5)
At 31 December	**151**	158

Information in relation to the Group's credit risk management is provided in note 21 to the financial statements.

Aged analysis
The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2010	2009
Neither past due nor impaired	**1,522**	1,528
Past due but not impaired:		
- less than 60 days	**193**	112
- 60 days or greater but less than 120 days	**100**	89
- 120 days or greater	**25**	32
Past due and impaired (partial or full provision)	**202**	197
Total	**2,042**	1,958

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2010 €m	2009 €m
Current		
Trade payables	**1,376**	1,172
Construction contract-related payables (i)	**163**	174
Deferred and contingent acquisition consideration	**26**	32
Other payables	**403**	376
Accruals and deferred income	**672**	668
Amounts payable to associates	**46**	49
Total	**2,686**	2,471
Non-current		
Other payables	**70**	86
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:		
- between one and two years	**18**	16
- between two and five years	**46**	35
- after five years	**29**	30
Total	**163**	167

(i) Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2010	**2,008**	**2,454**	**(2,638)**	**(360)**	**1,464**
Translation adjustment	**101**	**138**	**(137)**	**(20)**	**82**
Arising on acquisition (note 31)	**92**	**80**	**(64)**	**(7)**	**101**
Disposals	**(30)**	**(17)**	**29**	**1**	**(17)**
Movement in finance-related receivables	**-**	**(115)**	**-**	**-**	**(115)**
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	**-**	**-**	**(23)**	**-**	**(23)**
- paid during year	**-**	**-**	**27**	**-**	**27**
Interest accruals and discount unwinding	**-**	**2**	**6**	**(15)**	**(7)**
Increase/(decrease) in working capital and provisions for liabilities	**16**	**(123)**	**(49)**	**14**	**(142)**
At 31 December 2010	**2,187**	**2,419**	**(2,849)**	**(387)**	**1,370**

The equivalent disclosure for the prior year is as follows:

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2009	2,473	3,096	(3,070)	(389)	2,110
Translation adjustment	(34)	(31)	14	4	(47)
Arising on acquisition (note 31)	11	22	(14)	(1)	18
Movement in finance-related receivables	-	115	-	-	115
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	-	-	(8)	-	(8)
- paid during year	-	-	37	-	37
Interest accruals and discount unwinding	-	4	(10)	(15)	(21)
(Decrease)/increase in working capital and provisions for liabilities	(442)	(752)	413	41	(740)
At 31 December 2009	2,008	2,454	(2,638)	(360)	1,464

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH's capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group's capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2010 amounted to 1.0 times (2009: 1.4 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company's equity holders, may be summarised as follows:

	2010 €m	2009 €m
Capital and reserves attributable to the Company's equity holders	**10,328**	9,637
Net debt (note 25)	**3,473**	3,723
Capital and net debt	**13,801**	13,360

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group's operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group's corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Finance and Treasury reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group's liquidity risks. The Group's net debt position forms part of the monthly documentation presented to the Board of Directors.

The main risks attaching to the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk arising from financial instruments is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Interest rate risk

The Group's exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group's corporate treasury function using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed "not designated as hedges" in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%
Impact on profit before tax	**2010**	**-/+ €6m**	**-/+ €3m**
	2009	-/+ €8m	-/+ €4m
Impact on total equity	**2010**	**-/+ €5m**	**-/+ €3m**
	2009	-/+ €5m	-/+ €3m

21. Capital and Financial Risk Management continued

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise and are shown in note 3.

Given the Group's presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group's net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group's net debt and net worth is presented in note 25. The Group's established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group's activities in the United States. The impact on profit before tax is based on changing the €/US$ exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%
Impact on profit before tax	**2010**	**-/+ €7m**	**-/+ €4m**
	2009	-/+ €14m	-/+ €7m
Impact on total equity*	**2010**	**-/+ €195m**	**-/+ €100m**
	2009	-/+ €170m	-/+ €87m
* Includes the impact on financial instruments which is as follows:	**2010**	**+/- €92m**	**+/- €47m**
	2009	+/- €105m	+/- €54m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody's/Standard & Poor's ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group's operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 7.4% of gross trade receivables (2009: 8.1%). Customer credit risk is managed at appropriate Group locations subject to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group's activities and geographies with balances classified as neither past due nor impaired representing 75% of the total receivables balance at the balance sheet date (2009: 78%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group's operations where deemed to be of benefit by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The Group's corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group's debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 23; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group's outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 23.

Commodity price risk

The Group's exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €4 million favourable as at the balance sheet date (2009: €5 million unfavourable).

21. Capital and Financial Risk Management continued

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group's trade and other payables, gross debt and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2010							
Financial liabilities - cash outflows							
Trade and other payables	**2,686**	**89**	**17**	**18**	**19**	**38**	**2,867**
Finance leases	**2**	**2**	**1**	**2**	**1**	**4**	**12**
Interest-bearing loans and borrowings	**655**	**368**	**575**	**908**	**336**	**2,251**	**5,093**
Interest payments on finance leases	**1**	**1**	**-**	**-**	**-**	**2**	**4**
Interest payments on interest-bearing loans and borrowings	**311**	**274**	**258**	**199**	**151**	**431**	**1,624**
Interest rate swaps - net cash outflows	**1**	**-**	**1**	**-**	**-**	**1**	**3**
Cross-currency swaps - gross cash outflows	**1,312**	**42**	**427**	**24**	**327**	**-**	**2,132**
Gross projected cash outflows	**4,968**	**776**	**1,279**	**1,151**	**834**	**2,727**	**11,735**
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	**(113)**	**(69)**	**(53)**	**(31)**	**(22)**	**(30)**	**(318)**
Cross-currency swaps - gross cash inflows	**(1,244)**	**(27)**	**(455)**	**(24)**	**(298)**	**-**	**(2,048)**
Other derivative financial instruments	**(3)**	**(1)**	**(1)**	**-**	**-**	**-**	**(5)**
Gross projected cash inflows	**(1,360)**	**(97)**	**(509)**	**(55)**	**(320)**	**(30)**	**(2,371)**

The equivalent disclosure for the prior year is as follows:

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2009							
Financial liabilities - cash outflows							
Trade and other payables	2,471	91	13	14	15	39	2,643
Finance leases	4	2	2	1	1	3	13
Interest-bearing loans and borrowings	377	550	782	507	893	1,911	5,020
Interest payments on finance leases	1	1	1	-	-	1	4
Interest payments on interest-bearing loans and borrowings	323	303	241	220	163	464	1,714
Interest rate swaps - net cash outflows	6	6	6	6	5	40	69
Cross-currency swaps - gross cash outflows	790	274	42	427	24	327	1,884
Other derivative financial instruments	3	2	-	1	-	-	6
Gross projected cash outflows	3,975	1,229	1,087	1,176	1,101	2,785	11,353
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	(114)	(111)	(72)	(57)	(37)	(132)	(523)
Cross-currency swaps - gross cash inflows	(776)	(257)	(26)	(424)	(23)	(289)	(1,795)
Other derivative financial instruments	(1)	(1)	-	-	-	-	(2)
Gross projected cash inflows	(891)	(369)	(98)	(481)	(60)	(421)	(2,320)

22. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 *Cash Flow Statements*, and accordingly, the related balances have been separately reported in the Consolidated Balance Sheet and have been categorised as either "held-for-trading" or "loans and receivables" in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* in the table below. The credit risk attaching to these items is documented in note 21.

	2010 €m	2009 €m
Liquid investments held-for-trading (fair value through profit or loss)	**32**	62
Loans and receivables	**5**	4
Total	**37**	66

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet.

Cash and cash equivalents, are included in the Consoldiated Balance Sheet and Consolidated Statement of Cash Flows at fair value, and are analysed as follows:

	2010 €m	2009 €m
Cash at bank and in hand	**658**	406
Investments (short-term deposits)	**1,072**	966
Total	**1,730**	1,372

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding	2010		2009	
	Including share of joint ventures	Excluding share of joint ventures	Including share of joint ventures	Excluding share of joint ventures
	€m	€m	€m	€m
Bank overdrafts	**42**	33	113	98
Bank loans	**254**	157	222	107
Leases	**12**	11	13	12
Bonds and private placements	**4,971**	4,965	4,862	4,857
Other	**82**	6	114	27
Interest-bearing loans and borrowings*	**5,361**	5,172	5,324	5,101

* Including loans of €16 million (2009: €63 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures	
	Loans and borrowings	**Undrawn committed facilities****	Loans and borrowings	Undrawn committed facilities**
	€m	**€m**	€m	€m
At 31 December 2010				
Within one year	**666**	**366**	621	357
Between one and two years	**393**	**781**	382	781
Between two and three years	**626**	**157**	590	119
Between three and four years	**945**	**2**	939	-
Between four and five years	**337**	**38**	331	-
After five years	**2,394**	**36**	2,309	2
Total	**5,361**	**1,380**	5,172	1,259
The equivalent disclosure for the prior year is as follows:				
At 31 December 2009				
Within one year	381	203	291	95
Between one and two years	570	391	549	389
Between two and three years	857	782	847	780
Between three and four years	547	164	526	114
Between four and five years	924	3	919	1
After five years	2,045	26	1,969	1
Total	5,324	1,569	5,101	1,380

** The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2010.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5.2 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2009: €5.1 billion), €nil million in respect of deferred and contingent acquisition consideration (2009: €6 million), €435 million in respect of letters of credit (2009: €319 million) and €8 million in respect of other obligations (2009: €43 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2010 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1) *Minimum interest cover* (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2010 the ratio was 7.3 times (2009: 6.1 times);

(2) *Minimum interest cover* (excluding share of joint ventures) defined as PBITDA plus rentals/net interest plus rentals (all as defined in the relevant agreement) cover at no lower than 3.0 times. As at 31 December 2010 the ratio was 3.9 times (2009: 3.8 times);

(3) *Maximum debt cover* (excluding share of joint ventures) defined as consolidated total net debt/PBITDA (all as defined in the relevant agreement) cover (taking into account proforma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31 December 2010 the ratio was 2.1 times (2009: 2.2 times).

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
	€m	€m	€m	€m	€m	€m
At 31 December 2010						
Derivative assets						
Within one year - current assets	**10**	**3**	**1**	**-**	**14**	13
Between one and two years	**22**	**1**	**-**	**29**	**52**	52
Between two and three years	**49**	**1**	**-**	**-**	**50**	50
Between three and four years	**34**	**-**	**-**	**-**	**34**	34
Between four and five years	**-**	**-**	**-**	**-**	**-**	-
After five years	**58**	**-**	**-**	**-**	**58**	58
Non-current assets	**163**	**2**	**-**	**29**	**194**	194
Total derivative assets	**173**	**5**	**1**	**29**	**208**	207
Derivative liabilities						
Within one year - current liabilities	**-**	**-**	**(53)**	**(1)**	**(54)**	(54)
Between one and two years	**-**	**-**	**-**	**-**	**-**	-
Between two and three years	**-**	**-**	**-**	**-**	**-**	-
Between three and four years	**-**	**-**	**-**	**-**	**-**	-
Between four and five years	**-**	**(28)**	**-**	**-**	**(28)**	(28)
After five years	**(4)**	**-**	**-**	**(1)**	**(5)**	(4)
Non-current liabilities	**(4)**	**(28)**	**-**	**(1)**	**(33)**	(32)
Total derivative liabilities	**(4)**	**(28)**	**(53)**	**(2)**	**(87)**	(86)
Net asset arising on derivative financial instruments	**169**	**(23)**	**(52)**	**27**	**121**	121

The equivalent disclosure for the prior year is as follows:

	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
At 31 December 2009						
Derivative assets						
Within one year - current assets	-	-	4	1	5	5
Between one and two years	18	-	-	1	19	18
Between two and three years	71	-	-	-	71	71
Between three and four years	36	-	-	-	36	36
Between four and five years	27	-	-	-	27	27
After five years	34	-	-	57	91	91
Non-current assets	186	-	-	58	244	243
Total derivative assets	186	-	4	59	249	248
Derivative liabilities						
Within one year - current liabilities	-	(3)	(5)	-	(8)	(8)
Between one and two years	-	(2)	-	-	(2)	(2)
Between two and three years	-	-	-	-	-	(1)
Between three and four years	(30)	(1)	-	-	(31)	(30)
Between four and five years	-	-	-	-	-	-
After five years	-	(45)	-	-	(45)	(45)
Non-current liabilities	(30)	(48)	-	-	(78)	(78)
Total derivative liabilities	(30)	(51)	(5)	-	(86)	(86)
Net asset arising on derivative financial instruments	156	(51)	(1)	59	163	162

24. Derivative Financial Instruments continued

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, fair value hedges and the related hedged items are marked-to-market at each reporting date with any movement in the fair values of the hedged item and the hedging instrument being reflected in the Consolidated Income Statement.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity. To the extent that the hedging instrument satisfies effectiveness testing, any movements in the fair values of the hedged item and the hedging instrument are reflected in equity. Ineffectiveness is reflected in the Consolidated Income Statement.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2010 €m	2009 €m
Cash flow hedges - ineffectiveness	**8**	(6)
Fair value of hedge instruments	**(3)**	(108)
Fair value of the hedged items	**6**	105
Net investment hedges - ineffectiveness	**1**	-

Components of other comprehensive income - cash flow hedges	**2010 €m**	2009 €m
Gains arising during the year:		
Commodity forward contracts	**7**	1
Reclassification adjustments for (gains)/losses included in:		
- the Consolidated Income Statement	**3**	16
- property, plant and equipment	**-**	(2)
Total	**10**	15

25. Analysis of Net Debt

Components of net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings:

	As at 31 December 2010			As at 31 December 2009		
	Fair value* (i) *including share of joint ventures ***€m***	**Book value including share of joint ventures** **€m**	Book value excluding share of joint ventures €m	*Fair value* (i) *including share of joint ventures* *€m*	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m
Cash and cash equivalents (note 22)	***1,730***	**1,730**	1,670	*1,372*	1,372	1,300
Liquid investments (note 22)	***37***	**37**	1	*66*	66	30
Interest-bearing loans and borrowings (note 23)	***(5,464)***	**(5,361)**	(5,172)	*(5,432)*	(5,324)	(5,101)
Derivative financial instruments (net) (note 24)	***121***	**121**	121	*163*	163	162
Group net debt	***(3,576)***	**(3,473)**	(3,380)	*(3,831)*	(3,723)	(3,609)

(i) The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2010			As at 31 December 2009		
	€m	**Interest rate**	**Weighted average fixed period Years**	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (ii)	**(4,777)**			(4,609)		
Derivative financial instruments - fixed rate	**2,185**			2,020		
Net fixed rate debt including derivatives	**(2,592)**	**6.3%**	**6.7**	(2,589)	6.3%	5.9
Interest-bearing loans and borrowings nominal - floating rate (iii)	**(328)**			(424)		
Adjustment of debt from nominal to book value (ii)	**(256)**			(291)		
Derivative financial instruments - currency floating rate	**(2,064)**			(1,857)		
Gross debt by major currency including derivative financial instruments	**(5,240)**	**4.5%**		(5,161)	4.7%	
Cash and cash equivalents - floating rate	**1,730**			1,372		
Liquid investments - floating rate	**37**			66		
Net debt including derivative financial instruments	**(3,473)**			(3,723)		

(ii) Of the Group's gross fixed rate debt at 31 December 2010, €2,761 million (2009: €2,913 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of gross fixed rate debt of €2,272 million (2009: €1,987 million) are financial liabilities measured at amortised cost in accordance with IAS 39.

(iii) Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

25. Analysis of Net Debt continued

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e as prices) or indirectly (i.e derived from prices)
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2010			As at 31 December 2009		
	Level 1 €m	**Level 2 €m**	**Total €m**	Level 1 €m	Level 2 €m	Total €m
Assets measured at fair value						
Fair value hedges - cross currency and interest rate swaps	**-**	**173**	**173**	-	186	186
Cash flow hedges	**-**	**5**	**5**	-	-	-
Net investment hedges - cross currency swaps	**-**	**1**	**1**	-	4	4
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**29**	**29**	-	59	59
Held-for-trading (fair value through profit or loss)	**32**	**-**	**32**	62	-	62
Total	**32**	**208**	**240**	62	249	311
Liabilities measured at fair value						
Fair value hedges - cross currency and interest rate swaps	**-**	**(4)**	**(4)**	-	(30)	(30)
Cash flow hedges - cross currency swaps	**-**	**(28)**	**(28)**	-	(51)	(51)
Net investment hedges - cross currency swaps	**-**	**(53)**	**(53)**	-	(5)	(5)
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**(2)**	**(2)**	-	-	-
Total	**-**	**(87)**	**(87)**	-	(86)	(86)

During the reporting periods ending 31 December 2010 and 31 December 2009 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Currency profile

The currency profile of the Group's net debt and net worth (capital and reserves attributable to the Company's equity holders) as at 31 December 2010 is as follows:

	euro €m	**US Dollar €m**	**Pound Sterling €m**	**Swiss Franc €m**	**Other** (iv) **€m**	**Total €m**
Net debt by major currency including derivative financial instruments	**(1,151)**	**(1,941)**	**(2)**	**(224)**	**(155)**	**(3,473)**
Non-debt assets and liabilities analysed as follows:						
Non-current assets	**4,592**	**6,520**	**498**	**875**	**2,283**	**14,768**
Current assets	**1,619**	**1,955**	**225**	**373**	**546**	**4,718**
Non-current liabilities	**(716)**	**(1,337)**	**(191)**	**(157)**	**(182)**	**(2,583)**
Current liabilities	**(1,174)**	**(1,100)**	**(225)**	**(244)**	**(276)**	**(3,019)**
Non-controlling interests	**(31)**	**(7)**	**-**	**(10)**	**(35)**	**(83)**
Capital and reserves attributable to the Company's equity holders (v)	**3,139**	**4,090**	**305**	**613**	**2,181**	**10,328**
The equivalent disclosure for the prior year is as follows:						
Net debt by major currency including derivative financial instruments	(1,152)	(2,211)	(34)	(269)	(57)	(3,723)
Non-debt assets and liabilities analysed as follows:						
Non-current assets	4,610	6,142	508	700	2,097	14,057
Current assets	1,690	1,856	212	325	456	4,539
Non-current liabilities	(706)	(1,196)	(193)	(108)	(177)	(2,380)
Current liabilities	(1,140)	(1,009)	(184)	(213)	(237)	(2,783)
Non-controlling interests	(25)	(5)	-	(8)	(35)	(73)
Capital and reserves attributable to the Company's equity holders (v)	3,277	3,577	309	427	2,047	9,637

(iv) The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukranian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v) Gains and losses arising on the retranslation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2010 financial statements).

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2010									
Insurance (i)	**201**	**12**	**-**	**37**	**(50)**	**-**	**(2)**	**9**	**207**
Environment and remediation (ii)	**65**	**7**	**6**	**6**	**(2)**	**(1)**	**(2)**	**2**	**81**
Rationalisation and redundancy (iii)	**25**	**-**	**-**	**55**	**(52)**	**-**	**(1)**	**1**	**28**
Other (iv)	**69**	**1**	**1**	**23**	**(19)**	**-**	**(7)**	**3**	**71**
Total	**360**	**20**	**7**	**121**	**(123)**	**(1)**	**(12)**	**15**	**387**
Analysed as:									
Non-current liabilities	**240**								**253**
Current liabilities	**120**								**134**
Total	**360**								**387**

The equivalent disclosure for the prior year is as follows:

	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2009									
Insurance (i)	214	(3)	-	88	(108)	-	-	10	201
Environment and remediation (ii)	67	(1)	-	2	(5)	-	-	2	65
Rationalisation and redundancy (iii)	19	-	-	114	(109)	-	-	1	25
Other (iv)	89	-	1	11	(28)	-	(6)	2	69
Total	389	(4)	1	215	(250)	-	(6)	15	360
Analysed as:									
Non-current liabilities	253								240
Current liabilities	136								120
Total	389								360

(i) This provision relates to actual and potential obligations arising under the self-insurance components of the Group's insurance arrangements which comprise employers' liability (worker's compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as "incurred but not reported". Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group's insurance provisions have an average life of five years (2009: four years).

(ii) This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii) These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2010, €55 million (2009: €114 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments.

(iv) This includes provisions relating to guarantees and warranties of €20 million (2009: €20 million) throughout the Group at 31 December 2010. The Group expects that these provisions will be utilised within three years of the balance sheet date (2009: three years).

All provisions are discounted at a rate of 5% (2009: 5%), consistent with the average effective interest rate for the Group's borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €1 million (2009: €1 million).

27. Deferred Income Tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2010 €m	2009 €m
Deferred income tax assets (deductible temporary differences)		
Deficits on Group defined benefit pension obligations (note 28)	**108**	103
Revaluation of derivative financial instruments to fair value	**16**	21
Tax loss carryforwards	**34**	7
Share-based payment expense	**2**	9
Provisions for liabilities and working capital-related items	**184**	157
Other deductible temporary differences	**41**	40
Total	**385**	337

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of tax loss carryfowards. Deferred income tax assets are not recognised on tax loss carryforwards where it is estimated that the recovery of such assets is not probable in the foreseeable future. The amount of tax losses whose recovery is not probable is €235 million, the vast majority of these will expire post 2015.

	2010 €m	2009 €m
Deferred income tax liabilities (taxable temporary differences)		
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	**1,656**	1,498
Revaluation of derivative financial instruments to fair value	**13**	1
Rolled-over capital gains	**24**	20
Total	**1,693**	1,519

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

	2010 €m	2009 €m
Movement in net deferred income tax liability		
At 1 January	**1,182**	1,128
Translation adjustment	**83**	(26)
Net charge for the year (note 11)	**27**	98
Arising on acquisition (note 31)	**28**	(2)
Disposal (note 5)	**(11)**	-
Movement in deferred tax asset on Group defined benefit pension obligations	**(7)**	(20)
Movement in deferred tax asset on share-based payment expense	**3**	(2)
Movement in deferred tax liability on cash flow hedges	**3**	2
Reclassification	**-**	4
At 31 December	**1,308**	1,182

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee-administered funds.

At year-end 2010, €33 million (2009: €46 million) was included in other payables in respect of defined contribution pension liabilities and €nil million (2009: €1 million) was included in other receivables in respect of defined contribution pension prepayments.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a "eurozone" category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group's share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal and the United States and four schemes in Germany.

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal and for long-term service commitments in respect of certain employees in the eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures are set out below.

In all cases, the projected unit credit method has been employed in determining the present value of the obligations, related current service cost and, where applicable, past service cost.

The cumulative actuarial gains and losses attributable to the Group's defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations - funding requirements

The funding requirements in relation to the Group's defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The date of the actuarial valuations range from January 2008 to December 2010.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the expected rates of increase in salaries and pensions in payment. In the course of preparing the funding valuations, it was assumed that the rate of return on investments would, on average, exceed annual salary increases by 2% and pension increases by 3% per annum.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

Financial assumptions

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities as at 31 December 2010 and 31 December 2009 are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	%	%	**%**	%	**%**	%	**%**	%
Rate of increase in:								
- salaries	**4.00**	4.00	**4.40**	4.50	**2.25**	2.25	**3.50**	3.50
- pensions in payment	**2.00**	2.00	**3.40-3.70**	3.50-3.70	**0.25**	0.50	**-**	-
Inflation	**2.00**	2.00	**3.40**	3.50	**1.50**	1.50	**2.00**	2.00
Discount rate	**5.45**	6.00	**5.30**	5.75	**2.85**	3.25	**5.40**	5.75
Medical cost trend rate	**5.25**	5.25	**n/a**	n/a	**n/a**	n/a	**7.50**	9.50

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland		Britain and Northern Ireland		Switzerland	
	2010	2009	**2010**	2009	**2010**	2009
Current retirees						
- male	**20.9**	20.7	**22.9**	22.7	**18.7**	18.5
- female	**23.9**	23.8	**25.6**	25.5	**22.3**	22.0
Future retirees						
- male	**22.1**	21.8	**24.6**	24.5	**18.7**	18.5
- female	**25.0**	24.8	**27.3**	27.2	**22.3**	22.0

The above data allow for future improvements in life expectancy.

28. Retirement Benefit Obligations continued

Financial assumptions continued

Scheme assets
The long-term rates of return expected at 31 December 2010 and 31 December 2009, determined in conjunction with the Group's actuaries and analysed by class of investment, are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2010 %	2009 %	**2010 %**	2009 %	**2010 %**	2009 %	**2010 %**	2009 %
Equities	**7.50**	8.00	**7.50**	8.00	**6.35**	6.75	**7.50**	8.00
Bonds	**4.00**	4.50	**4.50**	5.00	**2.35**	2.75	**5.00**	5.50
Property	**6.50**	7.00	**6.50**	7.00	**4.75**	4.75	**6.50**	7.00
Other	**2.50**	2.50	**2.50**	2.50	**1.75**	2.50	**2.50**	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are attributable to the fact that the bond assets held by many of the Group's schemes comprise an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not significant. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2010 €m	2009 €m
Total defined contribution expense	**125**	139
Defined benefit		
Pension schemes (funded and unfunded)	**48**	39
Long-term service commitments (unfunded)	**-**	1
Total defined benefit expense	**48**	40
Total expense in Consolidated Income Statement	**173**	179

Analysis of defined benefit expense
The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010 €m	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m
Charged in arriving at Group profit before finance costs:										
Current service cost	**12**	13	**13**	8	**18**	17	**1**	6	**44**	44
Past service cost: benefit enhancements	**2**	11	**-**	-	**-**	-	**-**	1	**2**	12
Profit on disposal (note 5)	**-**	-	**-**	-	**(5)**	-	**-**	-	**(5)**	-
Settlement/curtailment (gain)/loss	**(1)**	-	**(3)**	(1)	**-**	-	**1**	(23)	**(3)**	(24)
Subtotal	**13**	24	**10**	7	**13**	17	**2**	(16)	**38**	32
Included in finance revenue and finance costs respectively:										
Expected return on scheme assets	**(37)**	(35)	**(27)**	(23)	**(22)**	(20)	**(10)**	(9)	**(96)**	(87)
Interest cost on scheme liabilities	**47**	42	**31**	24	**17**	17	**11**	12	**106**	95
Subtotal	**10**	7	**4**	1	**(5)**	(3)	**1**	3	**10**	8
Net charge to Consolidated Income Statement	**23**	31	**14**	8	**8**	14	**3**	(13)	**48**	40
Actual return on pension scheme assets	**50**	70	**45**	63	**16**	45	**18**	22	**129**	200

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2010, the net charge in the 2011 Consolidated Income Statement is anticipated to exhibit a small decrease from the 2010 figure at constant exchange rates.

No reimbursement rights have been recognised as assets in accordance with IAS 19 *Employee Benefits.*

28. Retirement Benefit Obligations continued

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2010 and 31 December 2009 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Equities	**357**	318	**261**	215	**167**	133	**101**	78	**886**	744
Bonds	**198**	209	**154**	144	**253**	230	**52**	51	**657**	634
Property	**32**	35	**16**	14	**109**	85	**-**	-	**157**	134
Other	**23**	22	**9**	11	**77**	56	**6**	4	**115**	93
Bid value of assets	**610**	584	**440**	384	**606**	504	**159**	133	**1,815**	1,605
Actuarial value of liabilities (present value)	**(844)**	(814)	**(594)**	(534)	**(635)**	(519)	**(216)**	(192)	**(2,289)**	(2,059)
Recoverable deficit in schemes	**(234)**	(230)	**(154)**	(150)	**(29)**	(15)	**(57)**	(59)	**(474)**	(454)
Related deferred income tax asset	**37**	35	**43**	42	**6**	3	**22**	23	**108**	103
Net pension liability	**(197)**	(195)	**(111)**	(108)	**(23)**	(12)	**(35)**	(36)	**(366)**	(351)
Split of asset values	**%**	%	**%**	%	**%**	%	**%**	%	**%**	%
Equities	**58.5**	54.4	**59.3**	56.0	**27.6**	26.4	**63.5**	58.6	**48.8**	46.4
Bonds	**32.5**	35.8	**35.0**	37.5	**41.7**	45.6	**32.7**	38.4	**36.2**	39.5
Property	**5.2**	6.0	**3.7**	3.6	**18.0**	16.9	**-**	-	**8.7**	8.3
Other	**3.8**	3.8	**2.0**	2.9	**12.7**	11.1	**3.8**	3.0	**6.3**	5.8
Total	**100**	100	**100**	100	**100**	100	**100**	100	**100**	100

The asset values above include €1 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2010 (2009: €3 million).

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €4 million and hence reduced the pension deficit before deferred tax to €470 million.

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Analysis of liabilities - funded and unfunded										
Funded:										
Defined benefit pension schemes	**(795)**	(770)	**(594)**	(534)	**(630)**	(514)	**(203)**	(180)	**(2,222)**	(1,998)
Unfunded:										
Defined benefit pension schemes	**(33)**	(29)	**-**	-	**-**	-	**(6)**	(5)	**(39)**	(34)
Total - defined benefit pension schemes	**(828)**	(799)	**(594)**	(534)	**(630)**	(514)	**(209)**	(185)	**(2,261)**	(2,032)
Post-retirement healthcare obligations (unfunded)	**(8)**	(7)	**-**	-	**-**	-	**(7)**	(7)	**(15)**	(14)
Long-term service commitments (unfunded)	**(8)**	(8)	**-**	-	**(5)**	(5)	**-**	-	**(13)**	(13)
Actuarial value of liabilities (present value)	**(844)**	(814)	**(594)**	(534)	**(635)**	(519)	**(216)**	(192)	**(2,289)**	(2,059)

The assumption made in relation to discount rates is a material source of estimation uncertainty as defined in IAS 1 *Presentation of Financial Statements*. The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Revised discount rate	**5.20**	5.75	**5.05**	5.50	**2.60**	3.00	**5.15**	5.50	**n/a**	n/a
Revised liabilities figure	**(876)**	(842)	**(625)**	(562)	**(658)**	(540)	**(223)**	(198)	**(2,382)**	(2,142)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 *Employee Benefits* is not material to the Group with materiality defined in the context of the year-end 2010 financial statements.

History of scheme assets, liabilities and actuarial gains and losses

	2010	2009	2008	2007	2006	2005
	€m	€m	€m	€m	€m	€m
Bid value of assets	**1,815**	1,605	1,414	1,846	1,739	1,771
Actuarial value of liabilities (present value)	**(2,289)**	(2,059)	(1,828)	(1,931)	(2,001)	(2,221)
Asset limit adjustment	**-**	-	-	(10)	-	-
Recoverable deficit	**(474)**	(454)	(414)	(95)	(262)	(450)
Actual return less expected return on scheme assets	**33**	113	(477)	(61)	45	177
% of scheme assets	**1.8%**	7.0%	(33.7%)	(3.3%)	2.6%	10.0%
Experience gain/(loss) arising on scheme liabilities (present value)	**36**	(13)	(15)	(25)	(6)	42
% of scheme liabilities (present value)	**(1.6%)**	0.6%	0.8%	1.3%	0.3%	(1.9%)

28. Retirement Benefit Obligations continued

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010 €m	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m
Actual return less expected return on scheme assets	**13**	35	**18**	40	**(6)**	25	**8**	13	**33**	113
Experience gain/(loss) arising on scheme liabilities (present value)	**31**	(12)	**2**	(5)	**1**	7	**2**	(3)	**36**	(13)
Assumptions loss arising on scheme liabilities (present value)	**(50)**	(21)	**(27)**	(117)	**(16)**	(17)	**(9)**	(12)	**(102)**	(167)
Actuarial (loss)/gain recognised	**(6)**	2	**(7)**	(82)	**(21)**	15	**1**	(2)	**(33)**	(67)

Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Actual return less expected return on scheme assets	**13**	35	**18**	40	**(6)**	25	**8**	13	**33**	113
% of scheme assets	**2.1%**	6.0%	**4.1%**	10.4%	**(1.0%)**	5.0%	**5.0%**	9.8%	**1.8%**	7.0%
Experience gain/(loss) arising on scheme liabilities (present value)	**31**	(12)	**2**	(5)	**1**	7	**2**	(3)	**36**	(13)
% of scheme liabilities (present value)	**(3.7%)**	1.5%	**(0.3%)**	0.9%	**(0.2%)**	(1.3%)	**(0.9%)**	1.6%	**(1.6%)**	0.6%
Actuarial (loss)/gain recognised	**(6)**	2	**(7)**	(82)	**(21)**	15	**1**	(2)	**(33)**	(67)
% of scheme liabilities (present value)	**0.7%**	(0.2%)	**1.2%**	15.4%	**3.3%**	(2.9%)	**(0.5%)**	1.0%	**1.4%**	3.3%

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €339 million (2009: €306 million).

Reconciliation of scheme assets (bid value)	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2010 €m	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m	**2010 €m**	2009 €m
At 1 January	**584**	531	**384**	300	**504**	468	**133**	115	**1,605**	1,414
Movement in year										
Translation adjustment	**-**	-	**12**	22	**94**	1	**10**	(5)	**116**	18
Arising on acquisition (note 31)	**-**	-	**-**	-	**26**	-	**-**	-	**26**	-
Disposals	**-**	-	**-**	-	**(38)**	-	**-**	-	**(38)**	-
Settlement	**(10)**	-	**(8)**	-	**-**	-	**-**	-	**(18)**	-
Employer contributions paid	**27**	27	**22**	18	**21**	15	**8**	10	**78**	70
Contributions paid by plan participants	**4**	4	**1**	2	**11**	10	**-**	-	**16**	16
Benefit payments	**(45)**	(48)	**(16)**	(21)	**(28)**	(35)	**(10)**	(9)	**(99)**	(113)
Actual return on scheme assets	**50**	70	**45**	63	**16**	45	**18**	22	**129**	200
At 31 December	**610**	584	**440**	384	**606**	504	**159**	133	**1,815**	1,605
Reconciliation of actuarial value of liabilities										
At 1 January	**(814)**	(759)	**(534)**	(372)	**(519)**	(500)	**(192)**	(197)	**(2,059)**	(1,828)
Movement in year										
Translation adjustment	**-**	-	**(17)**	(28)	**(99)**	-	**(14)**	7	**(130)**	(21)
Arising on acquisition (note 31)	**(2)**	-	**-**	-	**(27)**	-	**-**	-	**(29)**	-
Disposals	**-**	-	**-**	-	**43**	-	**-**	-	**43**	-
Current service cost	**(12)**	(13)	**(13)**	(8)	**(18)**	(17)	**(1)**	(6)	**(44)**	(44)
Contributions paid by plan participants	**(4)**	(4)	**(1)**	(2)	**(11)**	(10)	**-**	-	**(16)**	(16)
Benefit payments	**45**	48	**16**	21	**28**	35	**10**	9	**99**	113
Past service cost: benefit enhancements	**(2)**	(11)	**-**	-	**-**	-	**-**	(1)	**(2)**	(12)
Interest cost on scheme liabilities	**(47)**	(42)	**(31)**	(24)	**(17)**	(17)	**(11)**	(12)	**(106)**	(95)
Actuarial gain/(loss) arising on:										
- experience variations	**31**	(12)	**2**	(5)	**1**	7	**2**	(3)	**36**	(13)
- changes in assumptions	**(50)**	(21)	**(27)**	(117)	**(16)**	(17)	**(9)**	(12)	**(102)**	(167)
Settlement/curtailment	**11**	-	**11**	1	**-**	-	**(1)**	23	**21**	24
At 31 December	**(844)**	(814)	**(594)**	(534)	**(635)**	(519)	**(216)**	(192)	**(2,289)**	(2,059)

Employer contributions payable in the 2011 financial year (expressed using year-end exchange rates for 2010) are estimated at €52 million. The difference between the actual employer contributions paid of €78 million in 2010 and the expectation of €65 million included in the 2009 Annual Report is largely attributable to accelerated funding requirements in certain of the Group's schemes which could not have been anticipated at the time of preparation of the year-end 2009 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

29. Share Capital and Reserves

Equity Share Capital	2010 Ordinary Shares of €0.32 each (i) €m	2010 Income Shares of €0.02 each (ii) €m	2009 Ordinary Shares of €0.32 each (i) €m	2009 Income Shares of €0.02 each (ii) €m
Authorised				
At 1 January	**320**	**20**	235	15
Increase in authorised share capital	**-**	**-**	85	5
At 31 December	**320**	**20**	320	20
Number of Shares at 1 January ('000s)	**1,000,000**	**1,000,000**	735,000	735,000
Increase in number of Shares	**-**	**-**	265,000	265,000
Number of Shares at 31 December ('000s)	**1,000,000**	**1,000,000**	1,000,000	1,000,000
Allotted, called-up and fully paid				
At 1 January	**227**	**14**	175	11
Rights Issue (iii)	**-**	**-**	49	3
Shares issued in lieu of dividends (iv)	**3**	**-**	3	-
At 31 December	**230**	**14**	227	14

The movement in the number of shares (expressed in '000s) during the financial year was as follows:

	2010 Ordinary	2010 Income	2009 Ordinary	2009 Income
At 1 January	**710,485**	**710,485**	548,502	548,502
Rights Issue (iii)	**-**	**-**	152,088	152,088
Shares issued in lieu of dividends (iv)	**8,023**	**8,023**	9,895	9,895
At 31 December	**718,508**	**718,508**	710,485	710,485

(i) The Ordinary Shares represent 93.66% of the total issued share capital.

(ii) The Income Shares, which represent 5.85% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

(iii) 152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share under the terms of a Rights Issue on the basis of two new Ordinary/ Income Shares for every seven existing Ordinary/Income Shares (excluding Treasury Shares). The aggregate nominal value of the Shares issued was €52 million and the total consideration amounted to €1.24 billion net of associated expenses.

Share schemes

The aggregate number of shares which may be committed for issue in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes
Details of share options granted under the Company's share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on page 53 of the Report on Directors' Remuneration.

	Number of Shares 2010	Number of Shares 2009
Options exercised during the year	**2,680,751**	3,680,876
Satisfied by:		
Reissue of Treasury Shares	**2,680,751**	3,553,043
Purchases of Ordinary Shares by Employee Benefit Trust	**-**	127,833
Total	**2,680,751**	3,680,876

29. Share Capital and Reserves continued

Share participation schemes

As at 31 December 2010, 7,079,443 (2009: 6,778,469) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2010, the appropriation of 300,974 shares was satisfied by the reissue of Treasury Shares (2009: 311,762). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 *Share-based Payment* and are hence not factored into the expense computation and the associated disclosures in note 8.

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Ordinary Shares	
	2010	2009
At 1 January	**462,753**	937,750
Released to the participants of the Performance Share Plan	**(299,527)**	(474,997)
At 31 December	**163,226**	462,753

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €0.06 million at 31 December 2010 (2009: €0.2 million).

(iv) Shares issued in lieu of dividends

	Number of Shares		**Price per Share**	
	2010	2009	**2010**	2009
May 2010 (May 2009) - Final 2009 (Final 2008) dividend	**7,308,591**	6,588,110	**€17.86**	€13.83
November 2010 (November 2009) - Interim 2010 (Interim 2009) dividend	**714,402**	3,307,480	**€12.76**	€17.20
Total	**8,022,993**	9,895,590		

Preference Share Capital	**5% Cumulative Preference Shares of €1.27 each** (v)		**7% 'A' Cumulative Preference Shares of €1.27 each** (vi)	
	Number of Shares '000s	**€m**	**Number of Shares '000s**	**€m**
Authorised				
At 1 January 2010 and 31 December 2010	**150**	**-**	**872**	**1**
Allotted, called-up and fully paid				
At 1 January 2010 and 31 December 2010	**50**	**-**	**872**	**1**

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(v) The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(vi) The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% 'A' Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% 'A' Cumulative Preference Shares represent 0.46% of the total issued share capital.

29. Share Capital and Reserves continued

Treasury Shares/own shares

	2010	2009
	€m	€m
At 1 January	**(279)**	(378)
Treasury/own shares reissued	**80**	114
Shares acquired by Employee Benefit Trust (own shares)	**-**	(2)
Reclassification of Performance Share Plan expense	**-**	(13)
At 31 December	**(199)**	(279)

As at the balance sheet date, the total number of Treasury Shares held was 9,357,475 (2009: 12,339,200); the nominal value of these shares was €3 million (2009: €4 million). During the year ended 31 December 2010, 2,981,725 shares were reissued (2009: 3,864,805) to satisfy exercises and appropriations under the Group's share option and share participation schemes (see above). These reissued Treasury Shares were previously purchased at an average price of €23.87 (2009: €25.35). No Treasury Shares were purchased during the year ended 31 December 2010 (2009: nil).

In accordance with Section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Reconciliation of shares issued to proceeds shown in the Consolidated Statement of Cash Flows

	2010	2009
Shares issued at nominal amount:		
- shares issued in respect of Rights Issue	**-**	52
- shares issued in lieu of dividends	**3**	3
Premium on shares issued	**137**	1,370
Total value of shares issued	**140**	1,425
Shares issued in lieu of dividends (note 12)	**(140)**	(148)
Proceeds from issue of shares	**-**	1,277
Expenses paid in respect of share issues	**-**	(40)
Net proceeds from issue of shares - Consolidated Statement of Cash Flows	**-**	1,237

Share Premium

	2010	2009
At 1 January	**3,778**	2,448
Premium arising on shares issued	**137**	1,370
Expenses paid in respect of shares issued	**-**	(40)
At 31 December	**3,915**	3,778

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2010	2009
	€m	€m
Within one year	**257**	230
After one year but not more than five years	**595**	506
More than five years	**415**	358
	1,267	1,094

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2010 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials: *India*: readymixed concrete assets of My Home Construction Private (50%, 1 January); *the Netherlands*: readymixed concrete assets of Dekker (1 April); *Portugal*: Alves Quarry (49%, 26 March); *Switzerland*: 90% of RISI (30 September); *United Kingdom*: Dan Morrissey Concrete UK (24 June).

Europe Distribution: *Belgium*: 75% of Sax Sanitair (6 August); *Germany*: increased stake in Bauking from 48% to 98% (21 December).

Americas Materials: *Arkansas*: Rains Contracting (29 October) and Sebastian County Sand & Gravel (23 December); *Colorado*: Sky Ute Sand & Gravel (30 July); *Florida*: Frasier sand reserves (24 September); *Kansas*: Shawnee Rock (16 June); *Maine*: Vaughn Thibodeau & Sons (21 July); *Missouri*: Sedalia Quarry (31 March); *New York*: A.L. Blades & Sons (26 March); *Ohio*: additional reserves in Navarre (8 April), selected assets of Lafarge in Northeast *Ohio* (8 April) and Schwab (2 June, also Florida); *Texas*: asphalt assets of Austin Bridge and Road (9 April) and Armor Materials (6 August); *Utah*: Binggeli (8 June), Construction Materials Company (10 December) and Reynolds Brothers (29 December); *Virginia*: MAC Construction (1 December); *West Virginia*: Appalachian Paving and Aggregate (30 June).

Americas Products: *Illinois*: Chicago Block Company (17 September); *Oklahoma*: Green County Soils (30 September, also Kansas).

Americas Distribution: *California*: Olympic Supply (28 September).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:	**2010** **€m**	2009 €m
Assets		
Non-current assets		
Property, plant and equipment	**321**	110
Intangible assets	**45**	2
Investments in associates	**4**	-
Other financial assets	**2**	-
Deferred income tax assets	**1**	4
Total non-current assets	**373**	116
Current assets		
Inventories	**92**	11
Trade and other receivables (iv)	**80**	22
Cash and cash equivalents	**33**	4
Total current assets	**205**	37
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	**(29)**	(2)
Retirement benefit obligations	**(3)**	-
Provisions for liabilities (stated at net present cost)	**(6)**	(1)
Non-current interest-bearing loans and borrowings and finance leases	**(10)**	(2)
Total non-current liabilities	**(48)**	(5)
Current liabilities		
Trade and other payables	**(64)**	(14)
Current income tax liabilities	**(6)**	-
Provisions for liabilities (stated at net present cost)	**(1)**	-
Current interest-bearing loans and borrowings and finance leases	**(27)**	(1)
Total current liabilities	**(98)**	(15)
Total identifiable net assets at fair value	**432**	133
Goodwill arising on acquisition (i)	**82**	64
Non-controlling interests*	**(6)**	(4)
Associate becoming a subsidiary	**-**	(7)
Total consideration	**508**	186
Consideration satisfied by:		
Cash payments	**469**	178
Deferred consideration (stated at net present cost)	**26**	7
Contingent consideration (ii)	**(3)**	1
	492	186
Profit on step acquisition (iii)	**16**	-
Total consideration	**508**	186

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

Net cash outflow arising on acquisition		
Cash consideration	**469**	178
Less: cash and cash equivalents acquired	**(33)**	(4)
Total	**436**	174

31. Business Combinations and Acquisitions of Joint Ventures continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. €46 million of the goodwill recognised in respect of acquisitions completed in 2010 is expected to be deductible for tax purposes.

(ii) The fair value of contingent consideration recognised at date of acquisition is arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or ratios on net asset thresholds must be exceeded. The negative contingent consideration recognised above of €3 million is net of adjustments to previously recognised contingent consideration balances. On an undiscounted basis, the future payments for which the Group may be liable range from €nil million to a maximum of €14 million.

(iii) As disclosed above, our joint venture Bauking became a subsidiary during the course of the financial year. In accordance with IFRS 3, the remeasurement to fair value of the Group's pre-existing equity interests prior to acquisition resulted in a gain of €16 million being reflected in profit on disposals in the Consolidated Income Statement (note 5) as follows:

Deemed proceeds on step acquisition	**90**
Book value of net assets (48%) preceding step acquisition	**(74)**
Profit on step acquisition	**16**

The provisional fair value of 100% of net assets at the date of acquisition was €188 million.

(iv) The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €83 million. The fair value of these receivables is €80 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €3 million.

Acquisition-related costs amounting to €3 million have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m
Non-current assets	**251**	**117**	**(1)**	**6**	**373**
Current assets	**195**	**8**	**-**	**2**	**205**
Non-current liabilities	**(50)**	**3**	**-**	**(1)**	**(48)**
Current liabilities	**(84)**	**(9)**	**-**	**(5)**	**(98)**
Non-controlling interests	**(6)**	**-**	**-**	**-**	**(6)**
Identifiable net assets acquired	**306**	**119**	**(1)**	**2**	**426**
Goodwill arising on acquisition	**191**	**(103)**	**1**	**(7)**	**82**
Total consideration (including profit on step acquisition)	**497**	**16**	**-**	**(5)**	**508**

The following table analyses the 28 acquisitions (2009: 14 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	**Number of Acquisitions**		**Goodwill**		**Consideration****	
	2010	2009	**2010 €m**	2009 €m	**2010 €m**	2009 €m
Europe Materials	**5**	2	**3**	2	**102**	11
Europe Distribution	**2**	1	**34**	4	**146**	12
Americas Materials	**18**	10	**42**	60	**238**	164
Americas Products	**2**	-	**8**	-	**24**	-
Americas Distribution	**1**	1	**2**	-	**3**	1
Group totals	**28**	14	**89**	66	**513**	188

** Includes profit on step acquisition

31. Business Combinations and Acquisitions of Joint Ventures continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:	**2010 €m**	2009 €m
Revenue	**174**	43
Cost of sales	**(131)**	(35)
Gross profit	**43**	8
Operating costs	**(29)**	(5)
Group operating profit	**14**	3
Profit on disposals	**-**	-
Profit before finance costs	**14**	3
Finance costs (net)	**(2)**	(1)
Profit before tax	**12**	2
Income tax expense	**(3)**	(1)
Group profit for the financial year	**9**	1

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2010			
	2010 acquisitions €m	**CRH Group excluding 2010 acquisitions €m**	**Pro-forma consolidated Group €m**	Pro-forma 2009 €m
Revenue	**750**	**16,999**	**17,749**	17,518
Group profit for the financial year	**32**	**430**	**462**	616

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 *Events after the Balance Sheet Date*. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

32. Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 *Related Party Disclosures* pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 60 to 66. The Group's principal subsidiaries, joint ventures and associates are disclosed on pages 114 to 121.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements (either in full or to the extent of the Group's interest) in accordance with IAS 27 *Consolidated and Separate Financial Statements* and IAS 31 *Interests in Joint Ventures*. The amounts in respect of joint ventures are immaterial in the context of the year-end 2010 financial statements. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group's share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group's interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2010 amounted to €27 million (2009: €17 million) and €479 million (2009: €458 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm's-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors' Remuneration on pages 45 to 53, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the 2010 and 2009 compensation entitlements of the Board of Directors is provided in the Report on Directors' Remuneration with disclosure of the share-based payment expense relating to the Board of Directors provided in note 8 to the Consolidated Financial Statements. Other than these compensation entitlements, there were no other transactions involving key management personnel.

33. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 56 to 105 in respect of the year ended 31 December 2010 on 28 February 2011.

Company Balance Sheet

as at 31 December 2010

Notes		**2010 €m**	2009 €m
	Non-current assets		
2	Financial assets	**509**	491
	Current assets		
3	Debtors	**6,519**	7,922
	Cash at bank and in hand	**163**	152
	Total current assets	**6,682**	8,074
	Creditors (amounts falling due within one year)		
4	Trade and other creditors	**1,655**	2,814
	Corporation tax liability	**1**	-
	Bank loans and overdrafts	**4**	2
	Total current liabilities	**1,660**	2,816
	Total assets less liabilities	**5,531**	5,749
	Capital and reserves		
7	Called-up share capital	**244**	241
7	Preference share capital	**1**	1
7	Share premium	**3,919**	3,782
8	Treasury Shares and own shares	**(199)**	(279)
8	Revaluation reserve	**42**	42
8	Other reserves	**137**	118
8	Profit and loss account	**1,387**	1,844
	Shareholders' funds	**5,531**	5,749

K. McGowan, M. Lee, Directors

Notes to the Company Balance Sheet

1. Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2009 and Generally Accepted Accounting Practice in the Republic of Ireland ("Irish GAAP"). The following paragraphs describe the principal accounting policies under Irish GAAP, which have been applied consistently.

Operating income and expense

Operating income and expense arises from the Company's principal activities as a holding company for the Group and are accounted for on an accruals basis.

Financial assets

Fixed asset investments, including investments in subsidiaries, are stated at cost (and at valuation at 31 December 1980 for those investments in existence at that date) less any accumulated impairments and are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Foreign currencies

The reporting currency of the Company is euro. Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the rates of exchange ruling at the balance sheet date, with a corresponding charge or credit to the profit and loss account.

Share issue expenses and share premium account

Costs of share issues are written off against the premium arising on issues of share capital.

Share-based payments

The Company has applied the requirements of FRS 20 *Share-based Payment.*

The accounting policy applicable to share-based payments is consistent with that applied under IFRS and is accordingly addressed in detail on pages 60 to 66 of the Consolidated Financial Statements.

Cash flow statement

The Company has taken advantage of the exemption afforded by FRS 1 *Cash Flow Statements* not to provide a statement of cash flows.

Treasury Shares and own shares

Treasury Shares

Own equity instruments (i.e. Ordinary Shares) acquired by the Company are deducted from equity and presented on the face of the Company Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's Ordinary Shares.

Own shares

Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Company Balance Sheet.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Company's Financial Statements in the period in which they are declared by the Company.

2. Financial Assets

The Company's investment in its subsidiaries is as follows:

	2010		
	Shares (i) €m	**Other €m**	**Total €m**
At 1 January 2010 at cost/valuation	**374**	**117**	**491**
Capital contribution in respect of share-based payments	**-**	**18**	**18**
At 31 December 2010 at cost/valuation	**374**	**135**	**509**

The equivalent disclosure for the prior year is as follows:

	2009		
	Shares (i) €m	Other €m	Total €m
At 1 January 2009 at cost/valuation	377	83	460
Capital contribution in respect of share-based payments	-	34	34
Impairment	(3)	-	(3)
At 31 December 2009 at cost/valuation	374	117	491

(i) The Company's investment in shares in its subsidiaries was revalued at 31 December 1980 to reflect the surplus on revaluation of certain property, plant and equipment (land and buildings) of subsidiaries. The original historical cost of the shares equated to approximately €9 million. The analysis of the closing balance between amounts carried at valuation and at cost is as follows:

	2010 €m	2009 €m
At valuation 31 December 1980	**47**	47
At cost post 31 December 1980	**327**	327
Total	**374**	374

3. Debtors

	2010 €m	2009 €m
Amounts owed by subsidiary undertakings	**6,519**	7,922

4. Trade and Other Creditors

	2010 €m	2009 €m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	**1,655**	2,814

5. Auditors' Remuneration (Memorandum Disclosure)

In accordance with section 161D of the Companies Act 1963, the fees paid in 2010 to the statutory auditor for work engaged by the parent company comprised audit fees of €20,000 (2009: €20,000) and other assurance services of €260,000 (2009: €615,000).

6. Dividends Proposed (Memorandum Disclosure)

Details in respect of dividends proposed of €312 million (2009: €307 million) are presented in the dividends note (note 12) on page 78 of the notes to the Consolidated Financial Statements.

7. Called-up Share Capital

Details in respect of called-up share capital, Treasury Shares and own shares are presented in the share capital and reserves note (note 29) on pages 100 to 102 of the notes to the Consolidated Financial Statements.

8. Movement in Shareholders' Funds

	2010					
	Issued share capital	**Share premium account**	**Treasury Shares/ own shares**	**Revaluation reserve**	**Other reserves**	**Profit and loss account**
	€m	**€m**	**€m**	**€m**	**€m**	**€m**
At 1 January 2010	**242**	**3,782**	**(279)**	**42**	**118**	**1,844**
Currency translation effects	**-**	**-**	**-**	**-**	**-**	**1**
Issue of share capital (net of expenses)	**3**	**137**	**-**	**-**	**-**	**-**
Profit after tax before dividends	**-**	**-**	**-**	**-**	**-**	**15**
Treasury/own shares reissued	**-**	**-**	**80**	**-**	**-**	**(80)**
Share option exercises	**-**	**-**	**-**	**-**	**-**	**45**
Share-based payment expense	**-**	**-**	**-**	**-**	**19**	**-**
Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(438)**
At 31 December 2010	**245**	**3,919**	**(199)**	**42**	**137**	**1,387**

The equivalent disclosure for the prior year is as follows:

	2009					
	Issued share capital	Share premium account	Treasury Shares/ own shares	Revaluation reserve	Other reserves	Profit and loss account
	€m	€m	€m	€m	€m	€m
At 1 January 2009	187	2,452	(378)	42	827	1,523
Currency translation effects	-	-	-	-	-	1
Issue of share capital (net of expenses)	55	1,330	-	-	-	-
Transfer to profit and loss account	-	-	-	-	(750)	750
Profit after tax before dividends	-	-	-	-	-	10
Treasury/own shares reissued	-	-	114	-	-	(114)
Shares acquired by Employee Benefit Trust (own shares)	-	-	(2)	-	-	-
Share option exercises	-	-	-	-	-	60
Share-based payment expense	-	-	-	-	28	-
Reclassification of Performance Share Plan expense	-	-	(13)	-	13	-
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)
At 31 December 2009	242	3,782	(279)	42	118	1,844

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies. The loss retained for the financial year dealt with in the Company Financial Statements amounted to €423 million (2009: loss retained of €376 million).

9. Share-based Payments

The total expense of €19 million (2009: €28 million) reflected in note 8 to the Consolidated Financial Statements attributable to employee share options and the Performance Share Plan has been included as a capital contribution in financial assets (note 2) in addition to any payments to/from subsidiaries.

10. Section 17 Guarantees

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2010 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Details in relation to other guarantees provided by the Company are provided in the interest-bearing loans and borrowings note (note 23) on page 89 of the notes to the Consolidated Financial Statements.

11. Related Party Transactions

The Company has taken advantage of the exemption in FRS 8 not to disclose transactions with wholly-owned subsidiaries.

12. Approval by Board

The Board of Directors approved and authorised for issue the Company Financial Statements on pages 106 to 109 in respect of the year ended 31 December 2010 on 28 February 2011.

Shareholder Information

Dividend payments

An interim dividend of 18.5c was paid in respect of Ordinary Shares on 29 October 2010.

A final dividend of 44.0c, if approved at the 2011 Annual General Meeting, will be paid in respect of Ordinary Shares on 9 May 2011 to shareholders on the Register of Members as at the close of business on 11 March 2011. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars, Capita Registrars (Ireland) Limited ("Capita Registrars"). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Registrars to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

As the above arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

CREST

Transfer of the Company's shares takes place through the CREST system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

		2010 €	2009 €
Share price at 31 December		**15.50**	19.01
Market capitalisation		**11.0bn**	13.3bn
Share price movement			
during year:	- high	**22.00**	20.70
	- low	**11.51**	12.55

Shareholdings as at 31 December 2010

Ownership of Ordinary Shares

Geographic location*	Number of shares held '000s	% of total
Europe/Other	187,806	26
Ireland	46,299	7
North America	275,641	38
Retail	77,556	11
Treasury	9,357	1
United Kingdom	121,849	17
	718,508	100

* This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of shareholders	% of total	Number of shares held '000s	% of total
1 - 1,000	16,733	58.88	6,052	0.84
1,001 - 10,000	9,981	35.13	29,077	4.05
10,001 - 100,000	1,309	4.61	36,364	5.06
100,001 - 1,000,000	307	1.08	102,425	14.26
Over 1,000,000	85	0.30	544,590	75.79
	28,415	100	718,508	100

Stock Exchange listings

CRH has primary listings on the Irish and London Stock Exchanges. The Group's American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the New York Stock Exchange (NYSE). The ADSs are evidenced by American Depositary Receipts.

Financial calendar

Announcement of final results for 2010	1 March 2011
Ex-dividend date	9 March 2011
Record date for dividend	11 March 2011
Latest date for receipt of scrip forms	21 April 2011
Interim Management Statement	4 May 2011
Annual General Meeting	4 May 2011
Dividend payment date and first day of dealing in scrip dividend shares	9 May 2011
Announcement of interim results for 2011	16 August 2011
Interim Management Statement	15 November 2011

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

Electronic communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2011 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing CRH's, or Capita Registrars', website as described below. Shareholders must register for this service on-line before proxy forms can be lodged electronically.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars (Ireland) Limited
P.O. Box 7117,
Dublin 2,
Ireland.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH's website and selecting "Registrars" under "Shareholder Services" in the Investor Relations section or by accessing Capita Registrars' website, www.capitaregistrars.ie, and selecting "Login to Shareholder Services" under "Online Services". This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

American Depositary Receipts (ADRs)

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

BNY Mellon Shareowner Services,
P.O. Box 358516,
Pittsburgh,
PA 15252-8516,
U.S.A.
Telephone: Toll Free Number (United States residents): 1-888-269-2377
International: +1 201-680-6825
E-mail: shrrelations@bnymellon.com
Website: http://www.bnymellon.com/shareowner

Frequently Asked Questions (FAQ)

The Group's website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQ can be accessed in the Investor Relations section of the website under "Shareholder Services".

Management

Senior Group Staff

Myles Lee
Chief Executive

Albert Manifold
Chief Operating Officer

Maeve Carton
Finance Director

Neil Colgan
Company Secretary

Jack Golden
Group Human Resources Director

Rossa McCann
Head of Group Finance and Treasury

Éimear O'Flynn
Head of Investor Relations

Pat O'Shea
Group Taxation Director

Europe

Materials

Henry Morris
Managing Director

Alan Connolly
Finance Director

Eamon Geraghty
Technical Director

Philip Wheatley
Development Director

John Corbett
Human Resources Director

John McKeon
Procurement Director

John Madden
Cement Operations Manager

Michael O'Sullivan
RMC & Aggregates Operations Manager

Grainne McKenna
Head of Finance

Ireland/Asia

Ken McKnight
Regional Director
Ireland and Asia

Jim Mintern
Country Manager
Ireland

Seamus Lynch
Managing Director
Irish Cement

Pat McCleery
Managing Director
Premier Periclase

Larry Byrne
Managing Director
Clogrennane Lime

Jim Farrell
Managing Director
Roadstone-Wood Group

Mark Lowry
Managing Director
Northstone

Oliver Mahon
Country Director
India

Tony Macken
Country Manager
India

Peter Buckley
Country Director
China

Europe South

Declan Maguire
Regional Director
Europe South

Urs Sandmeier
Country Manager
Switzerland

Sebastia Alegre
Managing Director
Beton Catalan - Spain

Frank Heisterkamp
Country Manager
Turkey & Portugal

Declan Maguire
Country Director
Ukraine

Finland

David Dillon
Country Manager
Finland

Kalervo Matikainen
Managing Director
Finnsementti

Lauri Kivekäs
Managing Director
Rudus

Poland

Owen Rowley
Country Manager
Poland

Mossy O'Connor
Cement Director
Poland

Mariusz Bogacz
Concrete Products Director
Poland

Brian Walsh
Lime, Aggregates & Blacktop Director
Poland & Slovakia

Andrzej Ptak
President
Grupa Ożarów

Benelux

Jan Boon
Managing Director
Cementbouw - Benelux

Products & Distribution

Erik Bax
Managing Director

Edwin Bouwman
Finance Director

Ivo Wetsels
Human Resources Director

Concrete Products

Rudy Aertgeerts
Managing Director

Kees Verburg
Finance Director

Peter Eigenhuis
Human Resources Director

Edwin van den Berg
Managing Director
Landscaping Products

Alain Kirchmeyer
Managing Director
Civil Networks

Claus Bering
Managing Director
Structural Products

Clay Products

Wayne Sheppard
Managing Director
Clay Products & Ibstock Brick

Geoff Bull
Finance Director

Jan van Ommen
Managing Director
Clay Mainland-Europe

Ruud van den Akker
Managing Director
Kooy

Grzegorz Ploska
Managing Director
CRH Klinkier

Richard Lee
Managing Director
Supreme

Building Products

Francisco Irazusta
Managing Director

Walter de Backer
Finance Director

Peter Liesker
Human Resources Director

Dirk Vael
Managing Director
Engineered Accessories

Jean-Luc Bernard
Managing Director
Building Site Accessories

Henk Dibbets
Managing Director
Fencing & Security

Kees-Jan van 't Westeinde
Managing Director
Shutters & Barriers

Gerben Stilma
Managing Director
Insulation & Rooflight Products

Distribution

Marc St. Nicolaas
Managing Director

Peter Erkamp
Finance Director

Erik de Groot
Human Resources Director

Harry Bosshardt
Managing Director
Builders Merchants Central Europe

Peter Stravers
Managing Director
Builders Merchants Benelux

Philippe Denécé
Managing Director
Builders Merchants France

Emiel Hopmans
Managing Director
DIY Europe

Christoph Lehrmann
Managing Director
Bauking Germany

Taco van Vroonhoven
Managing Director
Sanitary ware, heating and plumbing

The Americas

Mark Towe
Chief Executive Officer

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Senior Vice President Tax & Risk Management

Randy Lake
CEO, Building Solutions

Michael Lynch
Executive Vice President
Development

Bill Miller
Vice President & General
Counsel

Brian Reilly
Vice President Finance

Mark Schack
Executive Vice President
Talent Management

North America

Materials

Doug Black
Chief Executive Officer

John Keating
President & Chief Operating Officer, East

John Parson
President & Chief Operating Officer, West

Craig Lamberty
President Performance Group

Charles Brown
Chief Financial Officer

Pascal Convers
Senior Vice President
Development

Northeast

Chris Madden
President
Northeast Division

Christian Zimmermann
President
New England North

Dan Stover
President
New England South

John Cooney, Jr.
President
New York Region

George Thompson
President
Tilcon New Jersey

Central

John Powers
President
Central Division

Doug Rauh
President
Shelly

Greg Campbell
President
Michigan Paving & Materials

Mid-Atlantic

Dan Cooperrider
President
Mid-Atlantic Division

Mark Snyder
President
MidA

Willie Crane
President
AMG – North

Kevin Bragg
President
AMG – South

Southeast

Rick Mergens
President
Southeast Division

Seán O'Sullivan
President
Mid-South Materials

Robert Duke
President
Oldcastle Southern Group

Northwest

Jeff Schaffer
President
Northwest Division

Mark Murphy
Vice President
East Region

Craig Mayfield
Vice President
Central Region

Pat McFarlane
Vice President
West Region

Mountain West

Scott Parson
President
Mountain West Division

Lane Bybee
President
Rocky Mountain North

Randy Anderson
President
Staker Parson North

Michael Kurz
President
Staker Parson South

Rich Umbel
President
Southwest Region

Bob Rowberry
President
Jack B. Parson

Central West

Kirk Randolph
President
Central West Division

Chris Lodge
President
AR/OK & TN/MS

Raymond Lane
President
Texas Region

Jim Gauger
President
Midwest Region

Products & Distribution

William Sandbrook
Chief Executive Officer

Building Products

Keith Haas
Chief Executive Officer

Bob Quinn
Executive Vice President

Mike Schaeffer
Chief Financial Officer

Paul Valentine
President Masonry & Hardscapes

Dave Steevens
President Precast

Eoin Lehane
President Lawn & Garden

David Maske
President
Bonsal American

Steve Matsick
President
Glen-Gery

Damian Burke
Senior Vice President
Development & Strategy

BuildingEnvelope™

Ted Hathaway
Chief Executive Officer

Dan Hamblen
Chief Financial Officer

Daipayan Bhattacharya
Vice President
Development & Technology

Jim Avanzini
Chief Operating Officer
Glass and Storefront Glazing Systems

Mary Carol Witry
Chief Operating Officer
Engineered Glazing Systems

Distribution

Robert Feury, Jr.
Chief Executive Officer
Frank Furia
Vice President Finance

Ron Pilla
President
Interior Products

John McLaughlin
President
Exterior Products East

Jamie Kutzer
President
Exterior Products West

John DeYoung
Vice President Development

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana & Canteras Cerro Negro

Bernardo Alamos
Managing Director
Vidrios Dell Orto & South American Glass Group

Federico Ferro
Managing Director
Cormela

Jaime Bustamante
Managing Director
Comercial Duomo

Principal Subsidiary Undertakings as at 31 December 2010

Europe Materials

Incorporated and operating in		% held	Products and services
Britain & Northern Ireland	Northstone (NI) Limited (including Farrans, Ready Use Concrete, R.J. Maxwell & Son, Scott (Toomebridge) Limited)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development
China	Harbin Sanling Cement Company Limited*	100	Cement
Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates and readymixed concrete
Ireland	Irish Cement Limited	100	Cement
	Premier Periclase Limited	100	High quality seawater magnesia
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	Roadstone Wood Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Netherlands	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
Poland	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete
	Cementownia Rejowiec S.A.	100	Cement
	Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing
	Faelbud S.A.*	100	Readymixed concrete, concrete products and concrete paving
	Grupa Ożarów S.A.	100	Cement
	Grupa Prefabet S.A.*	100	Concrete products
	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
	O.K.S.M. Sp. z o.o.	99.92	Aggregates
	Polbruk S.A.	100	Readymixed concrete and concrete paving
	ZPW Trzuskawica S.A.	100	Production of lime and lime products
Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cabi S.A.	99.99	Cementitious materials
	Cantera de Aridos Puig Broca S.A.	99.81	Aggregates
	Explotacion de Aridos Calizos S.A.	100	Aggregates
	Formigo i Bigues S.A.	99.81	Aggregates
	Formigons Girona S.A.	100	Readymixed concrete and precast concrete products
	Suberolita S.A.	100	Readymixed concrete and precast concrete products
	Tamuz S.A.	100	Aggregates
Switzerland	JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine	OJSC Podilsky Cement	98.89	Cement

Incorporated and operating in		% held	Products and services

Europe Products & Distribution

Austria	*Distribution*		
	Quester Baustoffhandel GmbH	100	Builders merchants
Belgium	*Concrete Products*		
	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks
	Ergon N.V.	100	Precast concrete structural elements
	Marlux Klaps N.V.	100	Concrete paving, sewerage and water treatment
	MBI Beton B.V.	100	Architectural products
	Oeterbeton N.V.	100	Precast concrete
	Olivier Betonfabriek N.V.	100	Architectural products
	Prefaco N.V.	100	Precast concrete structural elements
	Remacle S.A.	100	Precast concrete products
	Schelfhout N.V.	100	Precast concrete wall elements
	Clay Products		
	J. De Saegher Steenhandel N.V.	100	Clay brick distributor
	Building Products		
	Plakabeton N.V.	100	Construction accessories
	Portal S.A.	100	Glass roof structures
	Distribution		
	Van Neerbos België N.V.	100	DIY stores
	Sax Sanitar N.V.	75	Sanitary ware, heating and plumbing
Britain & Northern Ireland	*Concrete Products*		
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Supreme Concrete Limited	100	Concrete fencing, lintels and floorbeams
	Clay Products		
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Manchester Brick and Precast Limited	100	Brick-clad precast components
	Trinity Bricks Limited	100	Clay brick distributor
	Building Products		
	Airvent Systems (Services) Limited	100	Smoke ventilation systems and services
	Ancon Limited	100	Construction accessories
	Broughton Controls Limited	100	Access control systems
	Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
	CRH Fencing Limited	100	Security fencing
	EcoTherm Insulations Limited	100	PUR/PIR insulation
	FCA Wholesalers Limited	100	Construction accessories
	Geoquip Limited	100	Perimeter intrusion detection systems
	Springvale EPS Limited	100	EPS insulation and packaging
	TangoRail Limited	100	Non-welded railing systems
	West Midland Fencing Limited	100	Security fencing

Principal Subsidiary Undertakings continued

Incorporated and operating in		% held	Products and services
Europe Products & Distribution continued			
Denmark	*Concrete Products*		
	Betongruppen RBR A/S	100	Paving manufacturer
	CRH Concrete A/S	100	Structural products
	Building Products		
	ThermiSol Denmark A/S	100	EPS insulation
Finland	*Building Products*		
	ThermiSol Oy	100	EPS insulation
France	*Concrete Products*		
	Béton Moulé Industriel S.A.	99.95	Precast concrete products
	Cinor S.A.S.	100	Structural products
	Stradal S.A.S.	100	Landscape, utility and infrastructural concrete products
	Building Products		
	Ste. Heda S.A.	100	Security fencing
	Heras Clôture S.A.R.L.	100	Temporary fencing
	Plakabeton France S.A.	100	Construction accessories
	Distribution		
	CRH Ile de France Distribution S.A.S.	100	Builders merchants
Germany	*Concrete Products*		
	EHL AG	100	Concrete paving and landscape walling products
	Rhebau Rheinische Beton und Bauindustrie GmbH & Co. KG	100	Water treatment and sewerage products
	Clay Products		
	CRH Clay Solutions GmbH	100	Clay brick, pavers and rooftiles
	Building Products		
	Adronit GmbH	100	Security fencing and access control
	EcoTherm GmbH	100	PUR/PIR insulation
	Gefinex Gesellschaft für Innovative Extrusionprodukte GmbH	100	XPE insulation
	Greschalux GmbH	100	Domelights and ventilation systems
	Hammerl GmbH & Co. KG	100	Construction accessories
	Halfen GmbH	100	Metal construction accessories
	Heras SKS GmbH	100	Security fencing
	Jet Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
	JET-Tageslicht & RWA GmbH	100	Domelights, ventilation systems and continuous rooflights
	Magnetic Autocontrol GmbH	100	Vehicle and pedestrian access control systems
	Syncotec Inmobilien GmbH	100	Construction accessories
	Unidek Gefinex GmbH	100	EPS insulation
	Distribution		
	Bauking Aktiengesellschaft	98.25	Builders merchants, DIY stores
	Paulsen & Bräuninger GmbH	100	Sanitary ware, heating and plumbing
Hungary	*Concrete Products*		
	Ferrobeton Zrt.	100	Precast concrete structural elements
Ireland	*Concrete Products*		
	Concrete Stair Systems Limited	100	Precast concrete products
	Building Products		
	Aerobord Limited	100	EPS insulation and packaging
	Construction Accessories Limited	100	Metal and plastic construction accessories

Incorporated and operating in		% held	Products and services

Europe Products & Distribution continued

Country	Company	% held	Products and services
Italy	*Building Products*		
	Plaka Group S.R.L.	100	Construction accessories
Netherlands	*Concrete Products*		
	Alvon Bouwsystemen B.V.	100	Precast concrete structural elements
	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
	Dycore B.V.	100	Concrete flooring elements
	Jonker Beton B.V.	100	Concrete paving products
	Heembeton B.V.	100	Precast concrete structural elements
	Struyk Verwo Groep B.V.	100	Concrete paving products
	Clay Products		
	Kleiwarenfabriek Buggenum B.V.	100	Clay brick manufacturer
	Kleiwarenfabriek Beek B.V.	100	Clay brick manufacturer
	B.V. Kleiwarenfabriek Joosten	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Wessem B.V.	100	Clay brick manufacturer
	Kooy Baksteencentrum B.V.	100	Clay brick distributor
	Steenfabriek Nuth B.V.	100	Clay brick manufacturer
	Building Products		
	Arfman Hekwerk B.V.	100	Producer and installer of fauna and railway fencing solutions
	Aluminium Verkoop Zuid B.V.	100	Roller shutter and awning systems
	BIK Bouwprodukten B.V.	100	Domelights and continuous rooflights
	Brakel Atmos B.V.	100	Glass roof structures, continuous rooflights and ventilation systems
	EcoTherm B.V.	100	PUR/PIR insulation
	Heras Nederland B.V.	100	Security fencing and perimeter protection
	Mavotrans B.V.	100	Construction accessories
	Unidek Group B.V.	100	EPS insulation
	Unipol B.V.	100	EPS granulates
	Vaculux B.V.	100	Domelights
	Distribution		
	CRH Bouwmaterialenhandel B.V.	100	Holding company
	CRH Roofing Materials B.V.	100	Roofing materials merchant
	N.V.B. Bouwstoffen B.V.	100	Builders merchants
	Stoel van Klaveren Bouwstoffen B.V.	100	Builders merchants
	Van Neerbos Bouwmarkten B.V.	100	DIY stores
	CRH Bouwmaten B.V.	100	Cash & Carry building materials
	Van Neerbos Bouwmaterialen B.V.	100	Builders merchants
Norway	*Building Products*		
	Halfen-Frimeda AS	100	Construction accessories

Principal Subsidiary Undertakings continued

Europe Products & Distribution continued

Incorporated and operating in		% held	Products and services
Poland	*Concrete*		
	Ergon Poland Sp. z o.o.	100	Structural products
	Faelbud Prefabrykaty Sp. z o.o.*	100	Readymixed concrete, concrete products and concrete paving
	Clay Products		
	CERG Sp. z o.o.	100	Clay brick manufacturer
	Cerpol Kozlowice Sp. z o.o.	99.60	Clay brick manufacturer
	CRH Klinkier Sp. z o.o.	100	Clay brick manufacturer
	Gozdnickie Zaklady Ceramiki Budowlanej Sp. z o.o.*	100	Clay brick manufacturer
	Krotoszyńskie Przedsiębiorstwo Ceramiki Budowlanej CERABUD S.A.	96.37	Clay blocks, bricks and rooftiles
	Patoka Industries Limited Sp. z o.o.*	99.19	Clay brick manufacturer
	Building Products		
	Termo Organika Sp. z o.o.	100	EPS insulation
Romania	*Concrete*		
	Elpreco SA	100	Architectural products
	Ergon Concrete International	100	Structural products
Slovakia	*Concrete*		
	Premac spol. s.r.o.	100	Concrete paving and floor elements
	Ferrobeton Slovakia, s.r.o.	100	Precast concrete structural elements
Spain	*Building Products*		
	Plakabeton S.L.U.	100	Accessories for construction and precast concrete
Sweden	*Building Products*		
	ThermiSol AB	100	EPS insulation
	TUVAN-stängsel AB	100	Security fencing
Switzerland	*Concrete Products*		
	Element AG	100	Prefabricated structural concrete elements
	Building Products		
	U.C. Aschwanden Holding AG	100	Construction accessories
	Distribution		
	BR Bauhandel AG (trading as BauBedarf and Richner)	100	Builders merchants, sanitary ware and ceramic tiles
	CRH Gétaz Holding AG (trading as Gétaz Romang and Miauton)	100	Builders merchants
	Regusci S.A. (trading as Regusci and Reco)	100	Builders merchants

Incorporated and operating in		% held	Products and services
Americas Materials			
United States	Oldcastle Materials, Inc.	100	Holding company
	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Eugene Sand Construction, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hilty Quarries, Inc.	100	Aggregates, asphalt and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities
	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Oldcastle Southern Group, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Principal Subsidiary Undertakings continued

Americas Products & Distribution

Incorporated and operating in		% held	Products and services
Argentina	CRH Sudamericana S.A.	100	Holding company
	Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
	Cormela S.A.	100	Clay blocks
	Superglass S.A.	100	Fabricated and tempered glass products
Canada	*Building Products Group*		
	Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches
	BuildingEnvelope™ Group		
	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered glass products
	Xemax International, Inc. (trading as Antamex International)	100	Architectural curtain wall
Chile	Vidrios Dell Orto, S.A.	99.90	Fabricated and tempered glass products
	Comercial Duomo Limitada	81	Wholesaler and retailer of specialised building products
United States	Oldcastle, Inc.	100	Holding company
	Americas Products & Distribution, Inc.	100	Holding company
	CRH America, Inc.	100	Holding company
	Building Products Group		
	Oldcastle Building Products, Inc.	100	Holding company
	Big River Industries, Inc.	100	Lightweight aggregates
	Bonsal American, Inc.	100	Premixed cement and asphalt products
	Oldcastle Surfaces, Inc.	100	Custom fabrication and installation of countertops
	Glen-Gery Corporation	100	Clay bricks
	MMI Products, Inc. (trading as Merchants Metals)	100	Fabrication and distribution of fencing products
	Meadow Burke, LLC	100	Concrete accessories
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply and Northfield Block Company)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Texas Masonry Products, Miller Rhino Materials, Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products
	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone
	Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements
	Distribution Group		
	Oldcastle Distribution, Inc.	100	Holding company
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
	A.L.L. Roofing & Building Materials Corp.	100	Distribution of roofing and related products
	AMS Holdings, Inc.	100	Distribution of drywall, acoustical ceiling systems, metal studs and commercial door solutions
	Mahalo Acquisition Corp.(trading as G. W. Killebrew)	100	Holding company
	BuildingEnvelope™ Group		
	Antamex (US), Inc.	100	Architectural curtain walls
	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass
	Oldcastle Glass Engineered Products, Inc.	100	Engineered aluminium glazing systems and integrated building envelope solutions

Principal Joint Venture Undertakings as at 31 December 2010

Incorporated and operating in		*% held*	*Products and services*

Europe Materials

India	My Home Industries Limited	50	Cement
Ireland	Kemek Limited *	50	Commercial explosives
Portugal	Secil-Companhia Geral de Cal e Cimento, S.A.*	48.99	Cement, aggregates, concrete products, mortar and readymixed concrete
Turkey	Denizli Çimento Sanayii T.A.Ş.	50	Cement and readymixed concrete

Europe Products & Distribution

Belgium	*Building Products*		
	Jackon Insulation N.V.	49	XPS insulation
Germany	*Building Products*		
	Jackon Insulation GmbH *	49.20	XPS insulation
France	*Distribution*		
	Doras S.A. *	57.85	Builders merchants
Ireland	*Building Products*		
	Williaam Cox Ireland Limited	50	Glass construction, continuous rooflights and ventilation systems
Netherlands	*Distribution*		
	Bouwmaterialenhandel de Schelde B.V.	50	DIY stores
Portugal	*Distribution*		
	Modelo Distribuição de Materials de Construção S.A. *	50	Cash & Carry building materials

Americas Materials

United States	American Cement Company, LLC *	50	Cement
	Boxley Aggregates of West Virginia, LLC *	50	Aggregates
	Cadillac Asphalt, LLC *	50	Asphalt

Principal Associated Undertakings as at 31 December 2010

Incorporated and operating in		*% held*	*Products and services*

Europe Materials

China	Jilin Yatai Group Building Materials Investment Company Limited *	26	Cement
Israel	Mashav Initiating and Development Limited	25	Cement
Spain	Corporación Uniland S.A.*	26.30	Cement, aggregates, readymixed concrete and mortar

Europe Products & Distribution

France	*Distribution*		
	Samse S.A.*	21.13	Builders merchants and DIY stores
	Melin Trialis S.A.S.*	35.02	Builders merchants
Netherlands	*Distribution*		
	Intergamma B.V.	48.57	DIY franchisor

Americas Materials

United States	Buckeye Ready Mix, LLC *	45	Readymixed concrete

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries, joint ventures and associate undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in the Republic of Ireland.

Group Financial Summary

(Figures prepared in accordance with Irish GAAP)

		1995 €m	1996 €m	1997 €m	1998 €m	1999 €m	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Turnover including share of joint ventures		2,520	3,354	4,234	5,211	6,734	8,870	10,444	10,794	11,080	12,820
EBITDA (as defined)*		305	387	478	608	951	1,314	1,517	1,575	1,580	1,843
Group operating profit		224	283	349	442	676	919	1,020	1,049	1,046	1,247
Goodwill amortisation		-	-	-	(1)	(19)	(44)	(61)	(70)	(76)	(101)
Profit on disposal of fixed assets		1	1	9	11	7	13	17	16	13	11
Exceptional items		-	-	-	-	64	-	-	-	-	-
Profit on ordinary activities before interest		225	284	358	452	728	888	976	995	983	1,157
Net interest payable		(21)	(28)	(36)	(43)	(93)	(191)	(173)	(139)	(118)	(140)
Profit on ordinary activities before taxation		204	256	322	409	635	697	803	856	865	1,017
Taxation on profit on ordinary activities		(42)	(58)	(76)	(100)	(152)	(194)	(217)	(227)	(218)	(247)
Taxation on exceptional items		-	-	-	-	(26)	-	-	-	-	-
Profit on ordinary activies after taxation		162	198	246	309	457	503	586	629	647	770
Employment of capital											
Fixed assets											
- Tangible assets		895	1,236	1,519	2,288	3,226	4,551	5,150	5,004	5,145	5,320
- Intangible asset - goodwill		-	-	-	138	629	955	1,153	1,154	1,475	1,443
- Financial assets		118	127	132	53	66	104	316	275	349	702
Net working capital	(a)	133	255	313	512	608	915	1,040	1,078	1,116	1,244
Other liabilities	(b)	(25)	(36)	(72)	(306)	(449)	(487)	(495)	(457)	(442)	(440)
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Financed as follows											
Equity shareholders' funds		868	1,056	1,308	1,553	2,201	3,074	4,734	4,747	4,758	5,217
Preference share capital		1	1	1	1	1	1	1	1	1	1
Minority shareholders' equity interest		12	13	14	285	37	36	135	111	90	82
Deferred tax		49	70	104	116	172	307	400	485	486	528
Net debt	(c)	189	442	465	730	1,669	2,620	1,894	1,710	2,308	2,441
Convertible capital bonds	(d)	2	-	-	-	-	-	-	-	-	-
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Purchase of tangible assets		109	150	147	232	360	430	452	367	402	520
Acquisitions and investments		164	532	241	604	1,421	1,605	1,080	992	1,615	922
Total capital expenditure		273	682	388	836	1,781	2,035	1,532	1,359	2,017	1,442
Depreciation and goodwill amortisation		81	104	129	166	275	395	497	526	534	596
Earnings per share after goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.0	87.5	102.6	104.0	107.5	109.9	129.8
Earnings per share before goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.3	91.6	111.6	114.8	119.5	122.8	147.1
Dividend per share (cent)	(e)	9.49	10.64	12.21	14.08	16.43	18.73	20.74	22.90	25.34	29.76
Cash earnings per share (cent)	(e),(f)	55.9	67.1	80.2	100.3	145.4	184.0	192.7	198.2	201.4	231.2
Dividend cover (times)	(g)	3.9	4.1	4.3	4.6	5.3	5.5	5.0	4.7	4.3	4.4

Notes to Irish GAAP financial summary data

(a) Excluding bank advances and cash and liquid investments which are included under net debt (see note (c) below).

(b) Including deferred and contingent acquisition consideration due after more than one year and provisions for liabilities and charges and excluding deferred tax.

(c) Net debt represents the sum of loans (including finance leases) and overdrafts falling due within one year, bank loans (including finance leases) falling due after more than one year less cash and liquid investments.

(d) Including supplemental interest.

(e) Per share amounts for 1995 to 2004 have been restated for the bonus element of the Rights Issue in March 2009.

(f) Cash earnings per share equals the sum of profit for the year attributable to ordinary shareholders, depreciation and goodwill amortisation divided by the average number of Ordinary Shares outstanding for the year.

(g) Excluding exceptional net gains in 1999.

Group Financial Summary

(Figures prepared in accordance with IFRS)

		Restated 2004 €m	2005 €m	2006 €m	2007 €m	2008 €m	2009 €m	**2010 €m**
Revenue		12,755	14,449	18,737	20,992	20,887	17,373	**17,173**
EBITDA (as defined)*		1,740	1,957	2,456	2,860	2,665	1,803	**1,615**
Group operating profit		1,220	1,392	1,767	2,086	1,841	955	**698**
Profit on disposals		11	20	40	57	69	26	**55**
Profit before finance costs		1,231	1,412	1,807	2,143	1,910	981	**753**
Finance costs		(264)	(297)	(407)	(473)	(503)	(419)	**(380)**
Finance revenue		118	138	155	170	160	122	**133**
Group share of associates' profit after tax		19	26	47	64	61	48	**28**
Profit before tax		1,104	1,279	1,602	1,904	1,628	732	**534**
Income tax expense		(232)	(273)	(378)	(466)	(366)	(134)	**(95)**
Group profit for the financial year		872	1,006	1,224	1,438	1,262	598	**439**
Employment of capital								
Non-current and current assets								
Property, plant and equipment		5,831	6,824	7,480	8,226	8,888	8,535	**8,892**
Intangible assets		1,774	2,252	2,966	3,692	4,108	4,095	**4,305**
Investments in associates/other financial assets		292	635	651	652	870	1,090	**1,186**
Net working capital	(h)	1,540	1,944	2,420	2,469	2,650	1,991	**1,920**
Other liabilities - current and non-current	(i)	(1,048)	(1,255)	(1,109)	(880)	(1,140)	(1,096)	**(1,111)**
Total		8,389	10,400	12,408	14,159	15,376	14,615	**15,192**
Capital and reserves excluding preference share capital		4,944	6,194	7,062	7,953	8,086	9,636	**10,327**
Preference share capital		1	1	1	1	1	1	**1**
Minority interest		34	39	41	66	70	73	**83**
Net deferred income tax liability		652	718	812	976	1,128	1,182	**1,308**
Net debt	(j)	2,758	3,448	4,492	5,163	6,091	3,723	**3,473**
Total		8,389	10,400	12,408	14,159	15,376	14,615	**15,192**
Purchase of property, plant and equipment		551	652	832	1,028	1,039	532	**466**
Acquisitions and investments		1,019	1,298	2,311	2,227	1,072	458	**567**
Total		1,570	1,950	3,143	3,255	2,111	990	**1,033**
Depreciation of property, plant and equipment (including asset impairments)		516	556	664	739	781	794	**786**
Amortisation of intangible assets (including goodwill impairments)		4	9	25	35	43	54	**131**
Earnings per share after amortisation of intangible assets (including impairments) (cent)	(k)	147.5	168.3	202.2	236.9	210.2	88.3	**61.3**
Earnings per share before amortisation of intangible assets (including impairments) (cent)	(k)	148.1	170.0	206.5	242.7	217.4	96.3	**79.9**
Dividend per share (cent)	(k)	29.76	35.17	46.89	61.31	62.22	62.50	**62.50**
Cash earnings per share (cent)	(k),(l)	236.1	263.7	317.5	365.1	348.9	214.7	**194.6**
Dividend cover (times)	(m)	5.0	4.8	4.3	3.9	3.4	1.4	**1.0**

Notes to IFRS financial summary data

(h) Represents the sum of inventories and trade and other receivables (included in current assets) less trade and other payables (included in current liabilities).

(i) Represents the sum of current income tax liabilities, current and non-current provisions for liabilities, non-current trade and other payables and retirement benefit obligations.

(j) Represents the sum of current and non-current interest-bearing loans and borrowings and derivative financial instrument liabilities less the sum of liquid investments, cash and cash equivalents and current and non-current derivative financial instrument assets.

(k) Per share amounts for restated 2004 to 2008 have been restated for the bonus element of the Rights Issue in March 2009.

(l) Cash earnings per share represents profit attributable to equity holders of the Company less preference dividends paid plus depreciation of property, plant and equipment, amortisation of intangible assets and, where applicable, asset impairments divided by the average number of Ordinary Shares outstanding for the year.

(m) Represents earnings per Ordinary Share divided by dividends per Ordinary Share.

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

Index

A

Accounting policies 60
Acquisitions Committee 34, 37
American Depositary Receipts 111
Americas Distribution - 2010 Results 33
Americas Distribution - Operations Review 33
Americas Materials - 2010 Results 25
Americas Materials - Operations Review 25
Americas Products - 2010 Results 29
Americas Products - Operations Review 29
Amortisation
- Intangible assets (note 15) 80
- Segment information (note 1) 67
Annual General Meeting 44, 126
Associated undertakings, principal 121
Associates' profit after tax, Group share of (note 10) 76
Audit Committee 34, 37
Auditors, Report of Independent 55
Auditors' remuneration (note 4) 71

B

Balance sheet
- Company 106
- Consolidated 57
Board approval of financial statements (note 33) 105
Board Committees 34, 37
Board of Directors 34
Business combinations and acquisitions of joint ventures (note 31) 103

C

Capital and financial risk management (note 21) 85
Cash and cash equivalents (note 22) 88
Cash flow statement, Consolidated 59
Cash flow - summary 16
Chairman's Statement 8
Changes in Equity: issued share capital, share premium account, Treasury Shares/own shares, other reserves, foreign currency translation, retained income and non-controlling interest 58
Chief Executive's Review 11
Code of business conduct 39
Communications 111
Corporate governance 36
Corporate social responsibility 6
Cost analysis 71
CREST 111
CRH Overview - 2010 2

D

Debt, Analysis of net (note 25) 92
Deferred acquisition consideration payable (note 19) 84
Deferred income tax
- Expense (note 11) 77
- Assets and liabilities (note 27) 95
Depreciation
- Cost analysis (note 3) 71
- Property, plant and equipment (note 14) 79
- Segment analysis (note 1) 67
Derivative financial instruments (note 24) 90
Development activity 8
Directors' emoluments and interests (note 6) 72
Directors' interests in share capital 47
Directors' interests - share options 52
Directors' remuneration, Report on 45
Directors' Report 42
Directors' responsibilities, Statement of 54
Distribution 30
Dividend payments (shareholder information) 110
Dividends (note 12) 78
Dow Jones Sustainability Indexes 6

E

Earnings per Ordinary Share (note 13) 78
Employees, average numbers (note 7) 72
Employment costs (note 7) 72
End-use
- Americas Distribution 3
- Americas Materials 2
- Americas Products 3
- Europe Distribution 3
- Europe Materials 2
- Europe Products 2
- Group inside cover
Environment and climate change 6
Europe Distribution - 2010 Results 32
Europe Distribution - Operations Review 32
Europe Materials - 2010 Results 24
Europe Materials - Operations Review 24
Europe Products - 2010 Results 28
Europe Products - Operations Review 28
Exchange rates 66

F

Finance Committee 34, 38
Finance costs and revenue (note 9) 76
Finance leases (note 30) 102
Finance Review 15
Financial assets (note 16) 82
Financial calendar 111
Financial summary, Group (1995-2010) 122
Frequently asked questions 111
FTSE4Good 6

G

Group operations 19
Group overview 2
Group strategy 5
Guarantees (note 23; note 10 to Company Balance Sheet) 89, 109

H

Health & safety 6

I

Income Statement, Consolidated 56
Income tax expense (note 11) 77
Intangible assets (note 15) 80
Inventories (note 17) 83

J

Joint venture undertakings, principal 121
Joint ventures, proportionate consolidation (note 2) 70

K

Key components of 2010 performance 15
Key financial figures 2010 inside flap, 1
Key financial performance indicators 16

L

Leadership positions inside cover, 1
Leases, commitments under operating and finance (note 30) 102
Liquid investments (note 22) 88
Loans and borrowings, interest-bearing (note 23) 89

M

Management 112
Management team 20
Materials 22

N

Nominations and Corporate Governance Committee 34, 38
Notes on consolidated financial statements 67 – 105
Notice of meeting 126

O

Operating costs (note 3) 71
Operating leases (note 30) 102
Operating profit disclosures (note 4) 71
Operations Reviews:
- Americas Distribution 33
- Americas Materials 25
- Americas Products 29
- Europe Distribution 32
- Europe Materials 24
- Europe Products 28

P

Pensions, retirement benefit obligations (note 28) 96
Products 26
Profit on disposals (note 5) 72
Property, plant and equipment (note 14) 79
Provisions for liabilities (note 26) 94
Proxy voting, electronic 111

R

Registrars 111
Related party transactions (note 32) 105
Remuneration Committee 34, 39
Retirement benefit obligations (note 28) 96
Risk management and internal control 40

S

Segment information (note 1) 67
Senior Independent Director 34, 37
Share-based payments (note 8) 73
Share capital and reserves (note 29) 100
Share options
- Directors 52
- Employees 73
Share price data 111
Shareholder information 110
Shareholdings as at 31 December 2010 111
Stakeholder communication 39
Statement of Comprehensive Income, Consolidated 56
Statement of Changes in Equity, Consolidated 58
Statement of Directors' responsibilities 54
Stock Exchange listings 111
Strategic vision outside flap
Strategy in action 4
Subsidiary undertakings, principal 114
Substantial holdings 41
Summarised cash flow 16

T

Total Shareholder Return 1
Trade and other payables (note 19) 84
Trade and other receivables (note 18) 83

V

Volumes, annualised production
- Americas Distribution 3
- Americas Materials 2
- Americas Products 3
- Europe Distribution 3
- Europe Materials 2
- Europe Products 2

W

Website 111
Working capital, movement during year and provision for liabilities (note 20) 84

Notice of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 4 May 2011 for the following purposes:

1. To consider the Company's financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2010.
2. To declare a dividend on the Ordinary Shares.
3. To consider the Report on Directors' Remuneration for the year ended 31 December 2010.
4. To re-elect the following Directors:

   Ms. M.C. Carton

   Mr. W.P. Egan

   Mr. U-H. Felcht

   Mr. N. Hartery

   Mr. J.M. de Jong

   Mr. J.W. Kennedy

   Mr. M. Lee

   Mr. A. Manifold

   Mr. K. McGowan

   Mr. D.N. O'Connor

   Mr. W.I. O'Mahony

   Mr. M.S. Towe
5. To authorise the Directors to fix the remuneration of the Auditors.
6. To consider and, if thought fit, to pass as a Special Resolution:

   That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash provided that the sum of the nominal value of all allotments made pursuant to this authority in accordance with sub-paragraph (iii) of Article 11(e) and all Treasury Shares (as defined in Section 209 of the Companies Act, 1990) re-issued pursuant to Resolution 8 in the Notice of this meeting shall not exceed an aggregate nominal value of €12,214,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.
7. To consider and, if thought fit, to pass as a Special Resolution:

   That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.
8. To consider and, if thought fit, to pass as a Special Resolution:

   That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

Special Business

9. To consider and, if thought fit, to pass as a Special Resolution:

   That it is hereby resolved that the provision in Article 60(a) of the Articles of Association of the Company allowing for the convening of extraordinary general meetings by at least 14 clear days' notice (where such meetings are not convened for the passing of a special resolution) shall continue to be effective.

For the Board,
N. Colgan, Company Secretary,
42 Fitzwilliam Square, Dublin 2.
31 March 2011

Notes

(1) The final dividend, if approved, will be paid on the Ordinary Shares on 9 May 2011.

(2) Resolution 3 is an advisory resolution and is not binding on the Company.

(3) In accordance with the provisions of the 2010 U.K. Corporate Governance Code, all Directors, with the exception of Ms. J.M.C. O'Connor who is retiring and is not seeking re-election, retire and offer themselves for re-election. Biographical details for each Director are set out on page 34 in the 2010 Annual Report.

(4) Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed.

(5) To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company's Registrar, Capita Registrars (Ireland) Limited ("Capita Registrars"), to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand), not later than 11.00 a.m. on Monday, 2 May 2011. Shareholders who wish to submit proxies by electronic means may do so by accessing either CRH's website, www.crh.com, and selecting "Registrars" under "Shareholder Services" in the Investor Relations section or by accessing the Registrars' website, www.capitaregistrars.ie and selecting "Login to Shareholder Services" under "Online Services". To submit a proxy on-line shareholders are initially required to register for the service. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact Capita Registrars (Tel. +353 1 810 2400).

(6) CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Monday, 2 May 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(7) Pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Monday, 2 May 2011 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(8) Pursuant to Section 133B(1)(a) of the Companies Act, 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company's issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2011 Annual General Meeting, the latest date for submission of such requests/resolutions was 23 March 2011. Further information in relation to shareholders' rights can be obtained from the CRH website, www.crh.com.

(9) Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.

(10) Pursuant to Section 138 of the Companies Act, 1963, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(11) A copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2011 Annual General Meeting, including proxy forms, can be obtained from the CRH website, www.crh.com.

This report is printed on UPM Finesse FSC paper, manufactured by an FSC certified paper mill to the highest environmental standards. The wood pulp used comes from forests that are continuously replanted.

Designed and produced by Lunt McIntyre.

Printed by The Printed Image.

CRH® is a registered trade mark of CRH plc.



The International Building
Materials Group

CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone: +353 1 404 1000
Fax: +353 1 404 1007
E-mail: mail@crh.com

Website: www.crh.com

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone: +353 1 634 4340
Fax: +353 1 676 5013
E-mail: crh42@crh.com

CRH's Oldcastle business manufactures and distributes hardscapes for both the professionally-installed and Do-It-Yourself markets in North America. Over 25,000 square feet (2,300 square metres) of Oldcastle hardscapes product were used in this private residence near a forest preserve south of Dallas, Texas. The Belgard® brand pavers (pictured) are professional pavers that replicate the look of natural stone; they are sold through independent distributors and are installed by trained professional contractors.